                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (Amendment No. 11)(1)

                            WHITEHALL JEWELLERS, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 24, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |X|.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 114 Pages)

----------

(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 2 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 3 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 4 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 5 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JWL ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 6 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 7 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 8 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN P. MURRAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                    Page 9 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK A. FORMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 10 of 114 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CLINTON J. COLEMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 11 of 114 Pages
--------------------------                            --------------------------

      The following  constitutes  Amendment No. 11  ("Amendment  No. 11") to the
Schedule 13D filed by the undersigned. This Amendment No. 11 amends the Schedule
13D as specifically set forth.

      Item 4 is hereby amended to add the following:

            On January 24, 2006, Newcastle Partners, L.P. ("Newcastle")
delivered a binding proposal regarding the acquisition of Whitehall Jewellers,
Inc.'s ("Whitehall") common stock for $1.50 per share and certain financing matters, as further discussed below, to Whitehall, pursuant to which Newcastle agreed that the proposal would be irrevocable until February 8, 2006. This proposal included, among other things:

      o     an Agreement and Plan of Merger,  pursuant to which  Newcastle would
            agree  to  commence  a  new  tender  offer  to  pay  all   Whitehall
            stockholders  $1.50 for each share of  Whitehall  common  stock duly tendered to  Newcastle,  subject to the  conditions  provided in the merger agreement,  and to pay all non-tendering  stockholders  $1.50 per share following the back-end merger.

      o     a Bridge Term Loan  Credit  Agreement,  pursuant to which  Newcastle agreed to make  available  $148  million to  Whitehall in three term loans.

            o     The first term loan would be in the amount of $50 million,  of which  $30  million  would be used to pay off the $30  million bridge loan made by PWJ Lending LLC to Whitehall on October 3,
                  2005,  and $20  million  of which  would  be used for  working capital and the payment of fees.

            o     The second term loan would be in the amount of $78 million and would  be used to  repay in  full,  to the  extent  necessary,
                  Whitehall's senior credit facility with LaSalle Bank, N.A.

            o     The third term loan would be in the amount of $20  million and would  be  used  to  provide  additional  working  capital  to
                  Whitehall.

            All term loans  would be subject to all of the terms and  conditions provided in the Bridge Term Loan Credit Agreement.

      o     a  Segregated  Account   Agreement,   pursuant  to  which  Newcastle
            deposited $150.1 million in cash on January 24, 2006 into a separate and  dedicated  bank  account to provide  assurance  of  Newcastle's ability to finance its tender  offer and the term loans it agreed to make available to Whitehall  under the terms of the proposed  Bridge
            Term Loan Credit Agreement referenced above.

      o     a warrant to acquire 19.99% of Whitehall's  common stock outstanding on the date of issuance  with an exercise  price of $1.50 per share.
            This  warrant  would only be issued to  Newcastle  upon  Whitehall's formal  acceptance  of the  transactions  set forth in the  proposed
            Agreement  and Plan of Merger and  proposed  Bridge Term Loan Credit
            Agreement.  The terms of this warrant are  substantially  similar to
            those  of  the  warrant   Whitehall   issued  to  Prentice   Capital

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 12 of 114 Pages
--------------------------                            --------------------------

            Management,  LP, or one of its  affiliates,  in connection  with PWJ
            Lending  LLC's $30 million  bridge loan to  Whitehall  on October 3,
            2005.

      o     a  warrant  to  acquire  up to 9.99%  of  Whitehall's  common  stock outstanding  on the date of issuance with an exercise price of $1.50 per share.  This  warrant  would only be issued to  Newcastle  under certain  conditions as of the date the above agreements are executed by Whitehall.

            Whitehall  has until  February  8, 2006 to decide  whether or not to accept  the terms of the  transaction  set forth in the  documents  provided  by
Newcastle and described above.

            On  January  25,  2006,  Newcastle  and  Whitehall  entered  into an agreement to postpone  Whitehall's  special meeting of  stockholders,  which had been scheduled for Wednesday, January 25, 2006 (the "Postponement Agreement"). A
copy of the  Postponement  Agreement  is  attached  hereto as  Exhibit 11 and is incorporated herein by reference. Under the terms of the Postponement Agreement, the special meeting will be postponed  until Monday,  February 6, 2006, at 10:00
a.m.  (local  time) at a location  in  Chicago,  Illinois  to be  determined  by
Whitehall.

      Item 6 is hereby amended to add the following:

            Reference is made to Item 4.

      Item 7 is hereby amended to add the following Exhibits:

            11.   Agreement and Plan of Merger by and among Whitehall Jewellers,
                  Inc.,  Newcastle  Partners,  L.P.,  JWL Holding Corp.  and JWL
                  Acquisition Corp.

            12.   Form of 19.99%  Warrant  to be Issued to  Newcastle  Partners,
                  L.P.

            13.   Form off 9.99%  Warrant  to be Issued to  Newcastle  Partners,
                  L.P.

            14.   Agreement   to   Postpone   January  25  Special   Meeting  of
                  Stockholders  by and  between  Newcastle  Partners,  L.P.  and
                  Whitehall Jewellers, Inc., dated January 25, 2006.

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 13 of 114 Pages
--------------------------                            --------------------------

                                   SIGNATURES

                  After  reasonable  inquiry and to the best of his knowledge and belief,  each of the  undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2006             NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P.,
                                        its General Partner

                                    By: Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                    JWL ACQUISITION CORP.

                                    By: John P. Murray
                                        ----------------------------------------
                                        John P. Murray, President

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    MARK E. SCHWARZ

                                    /s/ Steven J. Pully
                                    --------------------------------------------
                                    STEVEN J. PULLY

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 14 of 114 Pages
--------------------------                            --------------------------

                                    /s/ John P. Murray
                                    --------------------------------------------
                                    JOHN P. MURRAY

                                    /s/ Mark A. Forman
                                    --------------------------------------------
                                    MARK A. FORMAN

                                    /s/ Clinton J. Coleman
                                    --------------------------------------------
                                    CLINTON J. COLEMAN

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 15 of 114 Pages
--------------------------                            --------------------------

                                  EXHIBIT INDEX

EXHIBIT                                                                     PAGE

1.    Joint  Filing  Agreement  by and  among  Newcastle  Partners,  L.P.,   --
      Newcastle Capital Management,  L.P., Newcastle Capital Group, L.L.C.
      and Mark E. Schwarz, dated April 18, 2005 (previously filed).

2.    Joint  Filing  Agreement  by and  among  Newcastle  Partners,  L.P.,   --
      Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C.,
      Mark E. Schwarz and Steven J. Pully,  dated July 6, 2005 (previously filed).

3.    Letter  to the  Special  Committee  of the  Board  of  Directors  of   --
      Whitehall  Jewellers,  Inc.,  dated  October  26,  2005  (previously filed).

4.    Joint  Filing  Agreement  by and  among  Newcastle  Partners,  L.P.,   --
      Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C.,
      Mark E. Schwarz,  Steven J. Pully and John P. Murray, dated November
      29, 2005 (previously filed).

5.    Director  Nomination  Letter to  Whitehall  Jewellers,  Inc.,  dated   --
      December 13, 2005 (previously filed).

6.    Joint  Filing  and  Solicitation  Agreement  by and among  Newcastle   --
      Partners,  L.P.,  Newcastle  Capital  Management,   L.P.,  Newcastle
      Capital  Group,  L.L.C.,  JWL  Acquisition  Corp.,  Mark E. Schwarz,
      Steven J. Pully,  John P. Murray,  Mark A. Forman,  Mark J. Morrison
      and Clinton J. Coleman, dated December 13, 2005 (previously filed).

7.    Press Release issued by Newcastle  Partners,  L.P., dated January 5,   --
      2006 (previously filed).

8.    Press Release issued by Newcastle  Partners,  L.P., dated January 9,   --
      2006 (previously filed).

9.    Press Release issued by Newcastle Partners,  L.P., dated January 12,   --
      2006 (previously filed).

10.   Agreement to Postpone  January 19 Special Meeting of Stockholders by   --
      and between Newcastle Partners, L.P. and Whitehall Jewellers,  Inc.,
      dated January 17, 2006 (previously filed).

11.   Agreement and Plan of Merger by and among  Whitehall  Jewellers,   17 to 73
      Inc.,  Newcastle  Partners,  L.P.,  JWL  Holding  Corp.  and JWL
      Acquisition Corp.

12    Form of 19.99% Warrant to be Issued to Newcastle Partners, L.P.    74 to 91

13.   Form of 9.99% Warrant to be Issued to Newcastle Partners, L.P.    92 to 109

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 16 of 114 Pages
--------------------------                            --------------------------

14.   Agreement to Postpone January 25 Special Meeting of Stockholders  110 to 114
      by and between Newcastle Partners, L.P. and Whitehall Jewellers,
      Inc., dated January 25, 2006.

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 17 of 114 Pages
--------------------------                            --------------------------

                                                                      EXHIBIT 11

                          AGREEMENT AND PLAN OF MERGER

                                       BY

                                       AND

                                      AMONG

                           WHITEHALL JEWELLERS, INC.,

                            NEWCASTLE PARTNERS, L.P.,

                                JWL HOLDING CORP.

                                       AND

                              JWL ACQUISITION CORP.

                          DATED AS OF __________, 2006

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 18 of 114 Pages
--------------------------                            --------------------------

                                TABLE OF CONTENTS

                                       i

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 19 of 114 Pages
--------------------------                            --------------------------

ARTICLE III          REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO

ARTICLE V            ADDITIONAL COVENANTS OF PARENT, HOLDCO AND

                                       ii

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 20 of 114 Pages
--------------------------                            --------------------------

                                       iii

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 21 of 114 Pages
--------------------------                            --------------------------

                          AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger (this  "AGREEMENT")  is made and entered into as of  __________,  2006 (the  "EFFECTIVE  DATE"),  by and among  Whitehall
Jewellers,  Inc., a Delaware  corporation (the "COMPANY"),  Newcastle  Partners,
L.P., a Texas limited  partnership  ("PARENT"),  JWL Holding  Corp.,  a Delaware corporation  ("HOLDCO"),  and JWL Acquisition Corp., a Delaware  corporation and wholly-owned subsidiary of Parent ("PURCHASER").

                                   WITNESSETH:

      A. The respective Boards of Directors of Holdco, Purchaser and the Company
deem it advisable  and in the best  interests of their  respective  stockholders that Holdco  acquire the  Company  upon the terms and subject to the  conditions provided for in this Agreement and the other  documents and  agreements  entered into in  connection  with this  Agreement,  including:  (i) the execution of the
Bridge Term Loan Credit  Agreement dated as of the date hereof pursuant to which
Parent, as Collateral and  Administrative  agent and the lenders thereto,  shall make  to the  Company  a term  loan  to  repay  certain  outstanding  loans  and obligations  outstanding under a Bridge Term Loan Credit Agreement dated October
3,  2005  among,   the  Company,   PWJ  Lending  LLC  as  Collateral  Agent  and
Administrative  Agent and the other lenders  thereto and for working capital and general  corporate  purposes,  a term loan to repay the obligations  outstanding under the  Company's  Second  Amended  and  Restated  Revolving  Credit and Gold
Consignment Agreement, dated as of July 29, 2003 among the Company, LaSalle Bank
National  Association,  as administrative  agent for the banks from time to time party thereto,  LaSalle Bank National  Association,  as Collateral Agent for the
lenders  party  thereto and the other agents and parties from time to time party thereto  as the  same may be  amended  from  time to time  (the  "SENIOR  CREDIT
AGREEMENT") and for working capital and general corporate  purposes as well as a third term loan to provide the Company with additional working capital; (ii) the
Segregated  Account  Agreement  between Parent and the Company pursuant to which
Parent  agrees to deposit  $150.1  million in a  segregated  account to fund the transactions  described  herein  (the  "SEGREGATED  ACCOUNT"  and the funds held therein,  the "SEGREGATED FUNDS"); and (iii) a warrant to purchase 19.99% of the
Company's total  outstanding  shares of common stock (the "19.99%  Warrant"),  a warrant to purchase 9.99% of the Company's  total  outstanding  shares of common
stock  (the  "9.99%  WARRANT",   and  together  with  the  19.99%  Warrant,  the
"WARRANTS"),  ancillary security documents relating to the Credit Agreement, and a settlement of litigation  between the Company and Parent  (together  with this
Agreement  and the other  agreements  described  in the  foregoing  clauses  (i)
through (ii), the "TRANSACTION DOCUMENTS").

      B.  In  furtherance  thereof,  it is  proposed  that  the  acquisition  be accomplished  by Purchaser  commencing a cash tender offer (as it may be amended from time to time as permitted by this  Agreement,  the "OFFER") to purchase and acquire all shares of the issued and outstanding  common stock, par value $0.001 per share (the  "COMMON  STOCK"),  of the  Company for $1.50 per share of Common
Stock (such amount or any greater amount per share of Common Stock paid pursuant to the Offer being hereinafter  referred to as the "OFFER PRICE," and the shares of Common Stock being hereinafter  referred to as the "SHARES"),  subject to any applicable  withholding for Taxes (as such term is defined in Section  2.16(g)), net to the  seller in cash,  upon the terms and  subject to the  conditions  set forth in this Agreement.

                                       1

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 22 of 114 Pages
--------------------------                            --------------------------

      C. The Board of  Directors of the Company  (the  "BOARD") has  unanimously approved the  Agreement,  the Offer and the Merger (as defined  below),  and the
Board has determined that such approval is sufficient to render  inapplicable to this Agreement, the Offer, the Merger and the other transactions contemplated by this  Agreement  the  restriction  against  the parties  hereto  engaging in any business  combination  as set  forth  in  Section  203 of the  Delaware  General
Corporation Law ("DGCL") and has determined  that this Agreement,  the Offer and the Merger and the transactions  contemplated hereby and thereby are fair to and in the best interests of the Company and its  stockholders,  and has resolved to recommend  that  holders  of Shares  accept the Offer,  tender  their  Shares to
Purchaser pursuant to the Offer and adopt this Agreement.

      D. The  Company  and its rights  agent  have,  as of the  Effective  Date, executed  Amendment  No. 2 to that  certain  Amended and  Restated  Stockholders
Rights Agreement (the "RIGHTS  AGREEMENT"),  dated as of April 28, 1999, between the Company and  BankBoston,  N.A.,  and such  amendment has not been amended or otherwise modified since the date thereof.

      E. On the  Effective  Date,  the Company  shall issue  Parent  Warrants to purchase  that  number of shares of its common  stock equal to (i) 19.99% of the
Company's  total  outstanding  shares  of  common  stock  and (ii)  9.99% of the
Company's total  outstanding  shares of common stock.  Further,  the Company and
Parent have entered into a registration  rights agreement  pursuant to which the
Company is  obligated  to register  for resale all shares of common stock of the
Company issuable upon exercise of the Warrant.

      F. The  general  partner  of  Parent  (on its own  behalf  and as the sole stockholder of Holdco), and the Board of Directors of each of Holdco (on its own behalf and as the sole stockholder of Purchaser), Purchaser and the Company have each approved this Agreement,  the other Transaction Documents and the merger of
Purchaser with and into the Company (the "MERGER"),  with the Company continuing as the surviving  corporation in the Merger in accordance  with the DGCL and, in each such case, upon the terms and conditions set forth in this Agreement.

      G. That  certain  Securities  Purchase  Agreement,  dated as of October 3,
2005,  between the  Company,  PWJ  Funding  LLC,  PWJ  Lending LLC and  Holtzman
Opportunity  Fund, L.P. (the "PURCHASE  AGREEMENT") was terminated  prior to the execution of this Agreement.

NOW, THEREFORE, in consideration of the representations,  warranties,  covenants and  agreements  contained in this  Agreement  and intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I
                               TERMS OF THE MERGER

1.1. THE OFFER.

      (a) Purchaser and Parent shall commence  (within the meaning of Rule 14d-2 under the Securities  Exchange Act of 1934, as amended  (together with the rules and  regulations  promulgated  thereunder,  the  "EXCHANGE  ACT"))  the Offer as promptly as reasonably  practicable  after the Effective  Date,  but in no event later  than  five (5)  business  days (as  defined  in Rule  14d-1(g)(3)  of the
Exchange Act) from the date of this Agreement and the Offer shall remain open at least twenty (20)  business  days from  commencement  of the Offer (the "INITIAL
EXPIRATION  Date"). To the extent Purchaser has an outstanding offer to purchase
Shares  prior to the date  hereof,  it shall  terminate  such offer prior to the commencement  of the Offer.  The obligation of Purchaser,  and the obligation of

                                       2

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 23 of 114 Pages
--------------------------                            --------------------------

Parent to cause  Purchaser,  to accept  for  payment  and to pay for any  Shares validly tendered and not withdrawn prior to the expiration of the Offer shall be subject  only to the  satisfaction  or  waiver by  Parent  or  Purchaser  of the following  conditions:  (i) there being validly tendered and not withdrawn prior to the  expiration  of the Offer that  number of shares of Common  Stock  which, together with any shares of Common Stock then owned by Holdco,  Purchaser and/or
Parent  and its  affiliates,  represents  at least a majority  of the  aggregate voting  power of the Shares and the  shares of Class B Common  Stock,  par value
$1.00 per share, of the Company ("CLASS B SHARES"),  voting together as a single class,  outstanding  on  the  date  such  Shares  are  purchased  (the  "MINIMUM
CONDITION");  and (ii)  the  other  conditions  set  forth  in  ANNEX A  hereto.
Purchaser shall, on the terms and subject to the prior satisfaction or waiver by
Parent or Purchaser of the Minimum  Condition  and the other  conditions  of the
Offer set forth in ANNEX A hereto,  accept  for  payment  and pay for all Shares tendered  and not  withdrawn  as soon as it is legally  permitted to do so under applicable  Law.  The Offer shall be made by means of an offer to purchase  (the
"OFFER TO PURCHASE")  that contains the terms set forth in this  Agreement,  the
Minimum  Condition  and the  other  conditions  set  forth  in  ANNEX A  hereto.
Purchaser  expressly  reserves  the  right to waive any of such  conditions,  to increase  the  Offer  Price and to make any  other  changes  in the terms of the
Offer;  PROVIDED,  HOWEVER,  that  Purchaser  shall not,  and Parent shall cause
Purchaser  not to,  decrease the Offer Price,  change the form of  consideration payable in the Offer,  decrease the number of Shares sought in the offer, impose additional  conditions  to the  Offer,  extend  the  Offer  beyond  the  Initial
Expiration  Date,  waive  the  Minimum  Condition  or amend  any  other  term or condition  of the Offer in any manner  adverse to the holders of the Shares,  in each case without the prior  written  consent of the Company (such consent to be authorized by the Board or a duly authorized committee thereof). Notwithstanding the foregoing,  Purchaser may, without the consent of the Company,  prior to the termination of this  Agreement,  extend the Offer for any period required by any rule,  regulation or interpretation of the United States Securities and Exchange
Commission  ("SEC"),  or the staff thereof,  applicable to the Offer. If, at any scheduled  expiration of the Offer, any condition to the Offer is not satisfied, including, without limitation, the satisfaction of the Minimum Condition, Holdco shall,  and  Parent  shall  cause  Holdco  to,  extend the Offer for one or more periods  of not more than  five (5)  business  days  each.  Purchaser  may also, without the consent of the Company, or if requested by the Company shall, extend the Offer in  accordance  with Rule 14d-11  under the  Exchange  Act;  PROVIDED,
HOWEVER, Parent shall not extend the Offer in accordance with Rule 14d-11 if the
Shares validly  tendered and not withdrawn prior to the scheduled  expiration of the Offer (taken  together  with Shares and Class B Shares then owned by Parent,
Holdco,  Purchaser and any of their  subsidiaries and affiliates)  constitute in the aggregate 90% or greater of the aggregate voting power of the Shares and the
Class B Shares. Parent shall provide or cause to be provided to the Purchaser on a timely  basis,  from the  Segregated  Funds at the First  Acceptance  Time and
thereafter  from  Parent,  the funds  necessary to purchase any shares of Common
Stock that the Purchaser becomes obligated to purchase pursuant to the Offer.

                                       3

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 24 of 114 Pages
--------------------------                            --------------------------

      (b) As  promptly  as  practicable  (but in no event  later  than  five (5)
business days after the date hereof),  Parent and Purchaser  shall file with the
SEC a Tender Offer  Statement on Schedule TO (together  with all  amendments and supplements  thereto, the "SCHEDULE TO") with respect to the Offer. The Schedule
TO shall contain or  incorporate  by reference an offer to purchase and forms of the  related  letter of  transmittal  and all other  ancillary  Offer  documents
(collectively,  together with all amendments and supplements thereto, the "OFFER
DOCUMENTS").  The Schedule TO shall  reflect the  existence  of this  Agreement.
Parent and Purchaser shall take all steps necessary to cause the Offer Documents to be disseminated to the holders of the Shares as and to the extent required by applicable federal  securities laws. Parent and Purchaser,  on the one hand, and the Company,  on the other hand, will promptly correct any information  provided by it for use in the Offer  Documents  if and to the  extent  that it shall have become  false or  misleading  in any  material  respect,  and each of Parent and
Purchaser  will take all  necessary  steps to cause the  Offer  Documents  as so corrected  to be filed  with the SEC and to be  disseminated  to  holders of the
Shares,  in each  case  as and to the  extent  required  by  applicable  federal securities  laws.  The  Company  and its  counsel  shall be  given a  reasonable opportunity  to review  the  Schedule  TO before  it is filed  with the SEC.  In addition,  Parent and Purchaser  agree to provide the Company and its counsel in writing any  comments or other  communications,  whether  written or oral,  that
Parent or Purchaser or their  counsel may receive from time to time from the SEC or its staff with respect to the Offer  Documents  promptly after the receipt of such comments or other  communications and to notify the Company and its counsel a reasonable time prior to responding to any such comments.

1.2. COMPANY ACTIONS.

      (a)  The  Company  hereby  approves  of  and  consents  to the  Offer  and represents  and warrants that the Board,  at a meeting duly called and held, has
(i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company,  (ii) approved this Agreement and the transactions  contemplated  hereby,  including the Offer and the Merger, and (iii) subject to Section 4.8, resolved to recommend that the stockholders of the Company  accept the Offer,  tender their Shares to Purchaser  thereunder and adopt this Agreement.  The Company hereby consents to the inclusion in the Offer
Documents  of the  recommendation  of the  Board  described  in the  immediately preceding  sentence,  and the Company shall not permit the recommendation of the
Company's  Board to be modified in any manner  adverse to Parent or Purchaser or to be  withdrawn  by the  Company's  Board,  except as  provided  in Section 4.8 hereof.

      (b) As promptly as practicable from the date of commencement of the Offer, the Company shall file with the SEC a  Solicitation/Recommendation  Statement on
Schedule  14D-9  (together  with all amendments  and  supplements  thereto,  the
"SCHEDULE 14D-9") which shall contain the  recommendation  referred to in clause
(iii) of Section  1.2(a)  hereof,  subject to Section 4.8.  The Company  further agrees  to  take  all  steps  necessary  to  cause  the  Schedule  14D-9  to  be disseminated  to  holders  of  the  Shares  as and to  the  extent  required  by applicable  federal  securities laws. The Company,  on the one hand, and each of
Parent and Purchaser,  on the other hand, will promptly  correct any information provided by it for use in the Schedule  14D-9 if and to the extent that it shall have become false or  misleading in any material  respect,  and the Company will take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be  disseminated  to holders of the Shares,  in each case as and to the extent required by applicable federal securities laws.  Purchaser and its counsel shall be given a reasonable  opportunity  to review and comment upon the Schedule  14D-9  before it is filed with the SEC. In  addition,  the Company

                                       4

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 25 of 114 Pages
--------------------------                            --------------------------

agrees to provide Parent, Purchaser and their counsel in writing any comments or other  communications,  whether written or oral, that the Company or its counsel may  receive  from time to time from the SEC or its staff  with  respect  to the
Schedule   14D-9   promptly   after  the  receipt  of  such  comments  or  other
communications and, subject to the fiduciary obligation of the Board, to consult with Parent,  Purchaser and their counsel a reasonable  time prior to responding to any such comments.

      (c) In  connection  with the Offer,  the Company  shall  promptly  furnish
Purchaser with mailing  labels  containing the names and addresses of all record holders of Shares and with  security  position  listings of Shares held in stock depositories,  each as of a  recent  date,  together  with all  other  available listings and computer files containing  names,  addresses and security  position listings of record holders and non-objecting  beneficial  owners of Shares.  The
Company  shall  furnish  Purchaser  with  such  additional  information  in  the
Company's possession or control, including, without limitation, updated listings and computer files of holders of Shares,  mailing  labels and security  position listings,  and such other  assistance  as Parent,  Purchaser or their agents may reasonably  require in  communicating  the Offer to the  record  and  beneficial holders of Shares.  Except for such steps as are  necessary to  disseminate  the
Offer   Documents  and  any  other   documents   necessary  to  consummate   the
Transactions,  Parent,  Holdco  and  Purchaser  shall  hold  in  confidence  the information  contained  in any such labels,  listings and files,  shall use such information  only in  connection  with the Offer  and the  Merger  and,  if this
Agreement shall be terminated,  shall, upon request,  deliver to the Company all copies of such  information  then in their  possession or the  possession of its agents or representatives.

1.3. DIRECTORS OF THE COMPANY.

      (a)  Immediately  upon the  purchase  of and payment for Shares by Parent,
Purchaser  or  any  of  their   affiliates   pursuant  to  the  Offer  following
satisfaction of the Minimum Condition,  Purchaser shall be entitled to designate such total  number of  directors,  rounded up to the next whole  number,  on the
Board as is equal to the product  obtained by  multiplying  the total  number of directors on such Board by the percentage that the number of Shares so purchased and paid for bears to the total  number of Shares  then  outstanding,  but in no event less than a majority of the number of directors.  In furtherance  thereof, the Company and its Board of Directors shall,  after the purchase of and payment for Shares by Purchaser  or any of its  affiliates  pursuant to the Offer,  upon request of Purchaser,  immediately  increase the size of its Board of Directors, or at the Company's election secure the resignations of such number of directors or remove such number of directors or any  combination of the  foregoing,  as is necessary  to enable  Purchaser's  designees  to be so elected to the  Company's
Board and shall cause  Purchaser's  designees  to be so elected and shall comply with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated  thereunder in connection  therewith.  Immediately  upon the first  purchase of and payment for
Shares by Purchaser or any of its affiliates  pursuant to the Offer, the Company shall, if requested by Purchaser,  also cause directors  designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number)
of  each  committee  of  the  Board  as is on  the  Board.  Notwithstanding  the
foregoing,  if Shares are purchased pursuant to the Offer, the Company shall use its best  efforts to assure  that there  shall be until the  Effective  Time (as hereinafter  defined) at least two of the members of the Board who are directors on the date  hereof and are not  employees  of the Company  (each a  "CONTINUING
DIRECTOR"). In addition to any indemnification rights pursuant to this Agreement or the Company's  Certificate of Incorporation,  as amended (the "CERTIFICATE OF
INCORPORATION")  and  Bylaws,  the  Continuing  Directors  as a group  shall  be entitled to retain  independent  legal counsel at Company  expense if and to the extent that issues are presented to them that involve a conflict of interest for
Company counsel.  The Company and its Board of Directors shall promptly take all actions as may be necessary to comply with their  obligations under this Section
1.3(a). If at any time prior to the Effective Time there shall be in office only one Continuing Director for any reason, the Board shall be entitled to appoint a person who is not an  officer  or  employee  of the  Company  or any  subsidiary designated by the remaining  Continuing  Director to fill such vacancy (and such

                                       5

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 26 of 114 Pages
--------------------------                            --------------------------

person  shall be deemed to be a  Continuing  Director  for all  purposes of this
Agreement),  and if at any  time  prior  to the  Effective  Time  no  Continuing
Directors then remain,  the other  directors of the Company then in office shall use their best efforts to designate  two persons to fill such  vacancies who are not officers or employees or affiliates  of the Company,  its  subsidiaries,  or
Parent,  Holdco or Purchaser  or any of their  respective  affiliates  (and such persons  shall be deemed to be  Continuing  Directors  for all  purposes of this
Agreement). The Company's obligations under this Section 1.3 shall be subject to
(i) Section  14(f) of the  Exchange Act and Rule 14f-1  promulgated  thereunder,
(ii)  Purchaser  providing  to the  Company  on a timely  basis all  information required to be included in the information  statement thereunder with respect to
Purchaser's  designees and (iii)  compliance  with any director  independence or other qualifications required by applicable law or the non-prosecution agreement dated  September  28, 2004 between the United States  Attorney's  Office for the
Eastern District of New York and the Company.

      (b) The  Company  shall  promptly  take all actions  required  pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order
to  fulfill  its  obligations   under  Section  1.3(a),   including  mailing  to
stockholders  together with the Schedule 14D-9 the information  required by such
Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser's  designees to be elected to the Board.  Parent,  Holdco and Purchaser  will supply the Company and be solely  responsible  for any  information  with respect to them and their nominees,  officers, directors and affiliates required by such Section 14(f) and
Rule 14f-1.

      (c) Following the election of Purchaser's  designees to the Board pursuant to this  Section  1.3 and prior to the  Effective  Time,  (i) any  amendment  or termination  of this  Agreement by the Company,  (ii) any extension or waiver by the Company of the time for the  performance of any of the  obligations or other acts of Parent, Holdco or Purchaser under this Agreement, or (iii) any waiver of any  conditions  in Section  6.1 or 6.3 by the  Company or any of the  Company's
rights hereunder or any other action that could adversely affect in any material respect the rights of the Company's  stockholders  hereunder  shall, in any such case, require the concurrence of a majority of the directors of the Company then in office who neither were  designated  by Parent,  Holdco,  Purchaser or any of their  affiliates  nor are employees of the Company (the  "INDEPENDENT  DIRECTOR
APPROVAL").

                                       6

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 27 of 114 Pages
--------------------------                            --------------------------

1.4. THE MERGER.

      Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance  with the DGCL. At the Effective  Time,  upon the terms and subject to the conditions of this  Agreement,  Purchaser  shall be merged with and into the Company in  accordance  with the DGCL and the  separate existence of Purchaser shall  thereupon cease and the Company,  as the surviving corporation  in the Merger (the  "SURVIVING  CORPORATION"),  shall  continue its corporate  existence  under the laws of the State of Delaware as a  wholly-owned subsidiary of Holdco.  It is intended that the Merger shall constitute a taxable purchase of the Shares and Class B Shares by Holdco for federal, state and local tax purposes.

1.5. THE CLOSING; EFFECTIVE TIME.

      (a) The  closing of the  Merger  (the  "CLOSING")  shall take place at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65
East 55th Street,  New York, New York 10022,  at 10:00 a.m. local time on a date to be specified by the parties  which shall be no later than the third  business day after the date that all of the closing  conditions  set forth in Section 6.1 have been  satisfied  or waived (if  waivable),  or, if on such date the closing condition  set forth in Sections  6.2 and 6.3 shall not have been  satisfied  or waived (if waivable), as soon as practicable after all the conditions in Article
VI have been  satisfied or waived (if waivable),  unless  another time,  date or place is agreed upon in writing by the parties hereto.

      (b) Subject to the provisions of this  Agreement,  on the Closing Date the parties  shall  file  with the  Secretary  of State of the State of  Delaware  a certificate  of  merger  in  accordance  with  Section  252  of  the  DGCL  (the
"CERTIFICATE OF MERGER") executed in accordance with the relevant  provisions of the DGCL and shall make all other filings or recordings  required under the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the  Certificate  of Merger or at such other time as is agreed by the parties hereto and  specified  in the  Certificate  of Merger.  The time when the Merger shall become  effective is herein  referred to as the  "EFFECTIVE  TIME" and the date on which the  Effective  Time occurs is herein  referred to as the "CLOSING
Date."

1.6. CONVERSION OF SECURITIES.

      At the  Effective  Time, by virtue of the Merger and without any action on the part of  Parent,  Holdco,  Purchaser,  the  Company  or the  holders  of any securities of Purchaser or the Company:

      (a) Each  Share  or Class B Share  that is  owned  by  Parent,  Holdco  or
Purchaser or any other wholly owned  subsidiary  of Parent,  or that is owned by the Company as treasury stock, shall  automatically be cancelled and retired and shall  cease to exist,  and no  consideration  shall be  delivered  in  exchange therefor.

      (b) Each  issued  and  outstanding  (i)  Share  (other  than  Shares to be cancelled in accordance  with Section  1.6(a) hereof and  Dissenting  Shares (as defined in Section 1.9 below)) shall  automatically  be converted into the right to receive the Offer Price in cash (the "MERGER CONSIDERATION"),  and (ii) Class
B Share  (other than Shares to be cancelled in  accordance  with Section  1.6(a)
hereof  and  Dissenting   Shares  (as  defined  in  Section  1.9  below))  shall
automatically  be  converted  into  the  right to  receive  the  product  of (x)
35.42083833  and  (y) the  Offer  Price  (such  product,  the  "CLASS  B  MERGER
CONSIDERATION"),  in each case in cash payable,  without interest, to the holder

                                       7

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 28 of 114 Pages
--------------------------                            --------------------------

of such Share or such  Class B Share,  as  applicable,  upon  surrender,  in the manner  provided  in  Section  1.7  hereof,  of the  certificate  that  formerly evidenced such Share or Class B Share. All such Shares and Class B Shares,  when so  converted,  shall no  longer  be  outstanding  and  shall  automatically  be cancelled and retired and shall cease to exist, and each holder of a certificate representing  any such  Shares or Class B Shares  shall cease to have any rights with respect  thereto,  except the right to receive the Merger  Consideration or the Class B Merger Consideration,  as applicable, therefor upon the surrender of such certificate in accordance with Section 1.7 hereof.

      (c) Each issued and  outstanding  share of common stock of Purchaser shall be converted  into one validly  issued,  fully paid and  nonassessable  share of common stock of the Surviving Corporation.

1.7. TENDER OF AND PAYMENT FOR CERTIFICATES.

      (a) PAYING AGENT. Prior to the Effective Time, Purchaser shall designate a bank or trust company  reasonably  acceptable to the Company to act as agent for the  holders of the Shares and the Class B Shares  (other  than  Shares  held by
Parent, Holdco,  Purchaser, the Company and any of their respective subsidiaries and  Dissenting  Shares) in connection  with the Merger (the "PAYING  AGENT") to receive in trust, the aggregate Merger  Consideration to which holders of Shares and Class B Shares  shall become  entitled  pursuant to Section  1.6(b)  hereof.
Purchaser  shall, and Parent shall cause Purchaser to, transfer and deposit such aggregate Merger  Consideration with or for the account of the Paying Agent, for the benefit of the holders of shares of Company  Common Stock (other than shares to be cancelled  pursuant to Section 1.6(a))  immediately prior to the Effective
Time. Such aggregate Merger  Consideration shall be invested by the Paying Agent as directed by Holdco.

      (b) EXCHANGE PROCEDURES. Promptly after the Effective Time, Parent and the
Surviving  Corporation  shall cause to be mailed to each holder of record, as of the Effective Time, of a certificate or certificates, which immediately prior to the  Effective  Time  represented  outstanding  Shares  or Class B  Shares  (the
"CERTIFICATES"),  whose  Shares or Class B Shares  were  converted  pursuant  to
Section  1.6(b)  hereof  into the right to receive the Merger  Consideration,  a letter of transmittal (which shall specify that delivery shall be effected,  and risk of loss and title to the Certificates shall pass, only upon proper delivery of the  Certificates to the Paying Agent and shall be in such form and have such other  provisions as Parent may reasonably  specify) and instructions for use in effecting  the  surrender  of  the  Certificates  in  exchange  for  the  Merger
Consideration.  Upon surrender of a Certificate  for  cancellation to the Paying
Agent or to such other agent or agents as may be appointed  by Parent,  together with  such  letter of  transmittal,  properly  completed  and duly  executed  in accordance with the instructions  thereto,  the holder of such Certificate shall be entitled to receive in exchange  therefor the Merger  Consideration  for each
Share,  or the Class B Merger  Consideration  for each  Class B Share,  formerly represented  by such  Certificate,  and the  Certificate  so  surrendered  shall forthwith be cancelled.  No interest will be paid or accrued on the cash payable upon the surrender of the Certificates.  If payment of the Merger  Consideration is to be made to a person  other than the  person in whose name the  surrendered
Certificate  is  registered,  it  shall  be a  condition  of  payment  that  the
Certificate so surrendered  shall be properly  endorsed or shall be otherwise in proper form for transfer and that the person  requesting such payment shall have

                                       8

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 29 of 114 Pages
--------------------------                            --------------------------

paid all transfer and other Taxes required by reason of the issuance to a person other than the registered  holder of the  Certificate  surrendered or shall have established  to the  satisfaction  of the  Surviving  Corporation  that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this  Section  1.7,  each  Certificate  shall be  deemed  at any time  after the
Effective Time to represent  only the right to receive the Merger  Consideration for each Share, or the Class B Merger  Consideration  for each Class B Share, in cash as contemplated by Section 1.6(b) hereof.

      (c) TRANSFER  BOOKS;  NO FURTHER  OWNERSHIP  RIGHTS IN THE SHARES.  At the
Effective  Time, the stock  transfer  books of the Company shall be closed,  and thereafter there shall be no further  registration of transfers of the Shares or
Class B Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Shares or Class B Shares outstanding  immediately  prior to the  Effective  Time shall  cease to have any rights  with  respect  to such  Shares  or Class B Shares,  except as  otherwise provided  for  herein  or by  applicable  law.  If,  after the  Effective  Time,
Certificates  are presented to the Surviving  Corporation  for any reason,  they shall be cancelled and exchanged as provided in this Article I.

      (d) TERMINATION OF FUND; NO LIABILITY. At any time following the six-month anniversary of the Effective Time, the Surviving  Corporation  shall be entitled to require the Paying Agent to deliver to it any funds  (including  any interest received  with  respect  thereto)  which had been made  available  to the Paying
Agent,  and  holders  shall be  entitled  to look to the  Surviving  Corporation
(subject to abandoned  property,  escheat or other similar laws) only as general creditors  thereof  with  respect to the Merger  Consideration  payable upon due surrender of their  Certificates  without any interest thereon.  Notwithstanding the foregoing,  neither the Surviving  Corporation  nor the Paying Agent nor any
party  hereto  shall  be  liable  to any  holder  of a  Certificate  for  Merger
Consideration  delivered  to  a  public  official  pursuant  to  any  applicable abandoned property, escheat or similar law.

      (e)  LOST,   STOLEN   OR   DESTROYED   CERTIFICATES.   In  the  event  any
Certificate(s) shall have been lost, stolen or destroyed,  upon the making of an affidavit of that fact by the person  claiming such  Certificate(s)  to be lost, stolen or destroyed and, if required by Parent,  the posting by such person of a bond in such sum as Parent may reasonably  direct as indemnity against any claim that may be made  against any party  hereto or the  Surviving  Corporation  with respect to such  Certificate(s),  the  Paying  Agent  will  disburse  the Merger
Consideration  pursuant  to Section  1.6(b)  payable in respect of the Shares or
Class B Shares represented by such lost, stolen or destroyed Certificate(s).

      (f) WITHHOLDING TAXES.  Parent,  Holdco and Purchaser shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold,  from the
Offer Price or the Merger  Consideration  payable to a holder of Shares pursuant to the Offer or the Merger, or from the Class B Merger Consideration  payable to a holder of Class B Shares  pursuant  to the  Merger,  any such  amounts  as are required  under the Internal  Revenue Code of 1986, as amended (the "CODE"),  or any applicable  provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent,  Holdco or Purchaser,  such withheld  amounts shall be treated for all  purposes of this  Agreement as having been paid to the holder of the Shares or Class B Shares, as applicable,  in respect of which such deduction and withholding was made by Parent, Holdco or Purchaser.

                                       9

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 30 of 114 Pages
--------------------------                            --------------------------

1.8. OPTIONS.

      (a) With respect to all outstanding  options to purchase Shares  ("COMPANY
OPTIONS")  granted under the Company's  1996  Long-Term  Incentive  Plan and the
Company's  1997  Long-Term  Incentive  Plan  (collectively,  the  "COMPANY  LTIP
PLANS"),  all  Restricted  Stock  Awards (as defined in any  Company  LTIP Plan)
issued under the Company LTIP Plans and all outstanding  Company Options granted under the  Employment  Agreement  dated October 31, 2005 between the Company and
Robert L.  Baumgardner (the  "EMPLOYMENT  AGREEMENT"),  the Company shall comply with its  payment  obligations,  if any,  under each  Company  LTIP Plan and the
Employment Agreement with respect to any "Change in Control" (as defined in such
Company LTIP Plan or the Employment  Agreement,  as  applicable)  occurring as a result  of the  Offer,  the  Company  Stockholder  Approval  or any of the other transactions contemplated hereby or by the other Transaction Documents.

      (b) With respect to all Company  Options  granted under the Company's 1998
Non-Employee   Directors  Stock  Option  Plan,  as  amended  (the  "NON-EMPLOYEE
DIRECTORS PLAN" and,  together with the Company's 1996 Long-Term  Incentive Plan and the Company's 1997 Long-Term Incentive Plan, the "COMPANY OPTION PLANS"), at
the Effective Time,  subject to the terms and conditions set forth below in this
Section 1.8(b),  each holder of a Company Option granted under the  Non-Employee
Directors Plan (the "NON-EMPLOYEE DIRECTOR OPTIONS") will be entitled to receive from the Company,  and shall receive,  promptly following the Effective Time, in settlement of each Non-Employee Director Option a Cash Amount. The "CASH AMOUNT"
shall be equal to the net amount of (A) the product of (i) the  excess,  if any, of  the  Merger  Consideration  over  the  exercise  price  per  share  of  such
Non-Employee  Director  Option at the  Effective  Time,  multiplied  by (ii) the number of shares  subject to such  Non-Employee  Director  Option,  less (B) any applicable  withholdings  for  Taxes.  If the  exercise  price  per share of any
Non-Employee  Director  Option equals or exceeds the Merger  Consideration,  the
Cash Amount therefor shall be zero.  Notwithstanding the foregoing, with respect to any person  subject to Section  16(a) of the Exchange Act, any Cash Amount to
be paid to such person in accordance  with this Section  1.8(b) shall be paid as soon as  practicable  after the payment can be made  without  liability  to such person under Section 16(b) of the Exchange Act.

      (c) The Company shall use commercially  reasonable efforts to ensure that, as of and after the Effective Time,  except as provided in this Section 1.8, (i)
all rights  under any Company  Option and any  provision  of the Company  Option
Plans and any other plan,  program or arrangement  providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled  and (ii) no person  shall have any right under the Company  Option
Plans or any other plan,  program or  arrangement  with respect to securities of the Company, the Surviving Corporation or any subsidiary thereof.

      (d) At or before the Effective  Time,  the Company shall use  commercially reasonable  efforts to cause to be  effected  any  necessary  amendments  to the
Company  Option Plans and any other  resolutions,  consents or notices,  in such form reasonably acceptable to Purchaser, required under the Company Option Plans or any  Company  Options  to give  effect to the  foregoing  provisions  of this
Section 1.8.

                                       10

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 31 of 114 Pages
--------------------------                            --------------------------

1.9. DISSENTING SHARES.

      Notwithstanding  any  provision of this  Agreement to the  contrary,  each outstanding  Share or Class B Share,  the  holder  of  which  has  demanded  and perfected such holder's right to dissent from the Merger and to be paid the fair value of such  Shares or Class B Shares in  accordance  with the DGCL and, as of the  Effective  Time,  has not  effectively  withdrawn or lost such  dissenters'
rights ("DISSENTING  SHARES"),  shall not be converted into or represent a right to receive the Merger  Consideration  into which  Shares are  converted,  or the
Class B Merger  Consideration into which Class B Shares are converted,  pursuant to Section 1.6(b) hereof,  but the holder thereof shall be entitled only to such rights as are granted by the DGCL.  Notwithstanding  the  immediately  preceding sentence,  if any  holder of Shares or Class B Shares  who  demands  dissenters'
rights with respect to its Shares or Class B Shares  under the DGCL  effectively withdraws or loses  (through  failure to perfect or otherwise)  its  dissenters'
rights, then as of the Effective Time or the occurrence of such event, whichever later  occurs,  such  holder's  Shares or Class B Shares will  automatically  be converted into and represent only the right to receive the Merger  Consideration as provided in Section 1.6(b) hereof,  without interest thereon,  upon surrender of the certificate or certificates  formerly representing such Shares or Class B
Shares.  After the Effective Time, Purchaser shall cause the Company to make all payments to holders of Shares or Class B Shares with  respect to such demands in accordance  with the DGCL.  The Company shall give  Purchaser (i) prompt written notice of any  notice of intent to demand  fair  value for any Shares or Class B
Shares,  withdrawals of such notices,  and any other instruments served pursuant to the DGCL and received by the Company,  and (ii) the opportunity to direct all negotiations  and proceedings  with respect to demands for fair value for Shares or Class B Shares under the DGCL.  The Company shall not,  except with the prior written consent of Purchaser,  voluntarily  make any payment with respect to any demands for fair value for Shares or Class B Shares or offer to settle or settle any such demands.

1.10. CERTIFICATE OF INCORPORATION AND BYLAWS.

      Subject to Section 5.4 hereof,  at and after the Effective  Time until the same  have  been duly  amended,  (i) the  Certificate  of  Incorporation  of the
Surviving  Corporation shall be identical to the Certificate of Incorporation of
Purchaser  in  effect  at the  Effective  Time and (ii)  and the  Bylaws  of the
Surviving Corporation shall be identical to the Bylaws of Purchaser in effect at the Effective Time.

1.11. DIRECTORS AND OFFICERS.

      At and after the Effective  Time,  the directors of Purchaser  immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Purchaser  immediately  prior to the Effective Time shall be the  officers  of the  Surviving  Corporation,  except  as the  Purchaser  shall otherwise provide in writing, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist on the
Board of Directors or in any office of the Surviving  Corporation,  such vacancy may thereafter be filled in the manner provided by law.

                                       11

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 32 of 114 Pages
--------------------------                            --------------------------

1.12. OTHER EFFECTS OF MERGER.

      The Merger shall have all further  effects as specified in the  applicable provisions of the DGCL.

1.13. ADDITIONAL ACTIONS.

      If, at any time after the Effective Time, the Surviving  Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other  actions or things are  necessary  or  desirable  to vest,  perfect or confirm of record or otherwise in the Surviving  Corporation its right, title or interest in, to or under any of the rights, properties or assets of Purchaser or the Company or otherwise carry out this Agreement, the officers and directors of the Surviving  Corporation  shall be  authorized to execute and deliver,  in the name and on behalf of Purchaser or the Company,  all such deeds,  bills of sale, assignments  and  assurances  and to take and do,  in the name and on  behalf of
Purchaser or the Company,  all such other actions and things as may be necessary or desirable to vest,  perfect or confirm any and all right,  title and interest in, to and under such rights,  properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The following  representations  and warranties by the Company to Purchaser and Merger Sub are qualified by the Company Disclosure Schedule which sets forth certain  disclosures  concerning the Company,  its subsidiaries and its business
(the "COMPANY DISCLOSURE SCHEDULE").  The Company hereby represents and warrants to Parent, Holdco and Purchaser as follows:

2.1. DUE INCORPORATION AND GOOD STANDING.

      Each  of the  Company  and  each of its  subsidiaries  is an  entity  duly organized,  validly  existing  and  in  good  standing  under  the  laws  of the jurisdiction in which it was formed and has all requisite power and authority to own,  lease and operate its properties and to carry on its business as now being conducted.  The  Company  and  each of its  subsidiaries  is duly  qualified  or licensed and in good standing to do business in each  jurisdiction  in which the character of the property  owned,  leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. For purposes of this Agreement,  the term "COMPANY  MATERIAL  ADVERSE EFFECT" shall mean a material adverse effect on the business, properties, assets, operations, results of operations or condition
(financial or otherwise) of the Company and its subsidiaries,  taken as a whole, or the  ability for the Company to timely  perform  its  obligations  under this
Agreement and the other  Transaction  Documents and to consummate the Merger and the other transactions  contemplated hereby and thereby, except in each case for any such effects  resulting  from,  arising out of, or relating to the taking of any action or incurring of any expense in connection  with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.

                                       12

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 33 of 114 Pages
--------------------------                            --------------------------

2.2. CAPITALIZATION.

      (a) The authorized capital stock of the Company consists of (i) 60,000,000 shares of Common Stock,  (ii) 26,026  shares of Class B Common Stock,  par value
$1.00 per share (the "CLASS B STOCK"),  and (iii) 2,000,000  shares of preferred stock,  par value $.001 per share (the  "PREFERRED  STOCK" and together with the
Common Stock and the Class B Stock,  the  "COMPANY  CAPITAL  STOCK").  As of the
close of business on January 23,  2006,  (A)  16,763,215  shares of Common Stock were  issued and  outstanding,  (B) 142 shares of Class B Stock were  issued and outstanding, (C) no shares of Preferred Stock were issued and outstanding (other than shares of Series A Junior  Participating  Preferred Stock that are reserved in accordance  with the Rights  Agreement)  and (D)  3,098,106  shares of Common
Stock were reserved for issuance  pursuant to the Company's Option Plans. All of the  outstanding  shares of Company Capital Stock are, and all shares of Company
Capital  Stock  which may be issued  pursuant  to the  exercise  of  outstanding
Company  Options will be, when issued in accordance  with the  respective  terms thereof, duly authorized, validly issued, fully paid and non-assessable. None of the  outstanding  securities  of the Company has been issued in violation of any federal or state securities laws.

      (b) Except as set forth  above,  as of the date  hereof,  (i) the  Company directly or indirectly owns all of the capital stock of its  subsidiaries,  (ii)
there are no existing  options,  warrants,  puts,  calls,  preemptive or similar rights,  bonds,  debentures,  notes or other indebtedness  having general voting rights or debt convertible into securities having such rights ("VOTING DEBT") or subscriptions  or other rights,  agreements,  arrangements or commitments of any character,  relating to the issued or unissued  capital  stock of the Company or its subsidiaries  obligating the Company or its subsidiaries to issue,  transfer or sell or cause to be issued,  transferred,  sold or repurchased any options or shares of capital  stock or Voting  Debt of, or other  equity  interest  in, the
Company or its  subsidiaries or securities  convertible into or exchangeable for such shares or equity  interests,  or obligating the Company or its subsidiaries to grant, extend or enter into any such option,  warrant, call,  subscription or other  right,  agreement,  arrangement  or  commitment  and  (iii)  there are no outstanding  contractual  obligations  of the  Company  or its  subsidiaries  to repurchase,  redeem or otherwise  acquire any Company  Capital  Stock,  or other capital  stock of the Company or its  subsidiaries  to provide funds to make any investment  (in the form of a loan,  capital  contribution  or otherwise) in any other entity.

      (c) There are no voting trusts or other  agreements or  understandings  to which the Company is a party with  respect to the voting of the Company  Capital
Stock.

      (d) Following the Effective  Time, no holder of Company  Options will have any right to receive  shares of common stock of the Surviving  Corporation  upon exercise of Company Options.

      (e) SECTION  2.2(E) of the Company  Disclosure  Schedule lists all Company
Options  outstanding  as of the  date  hereof,  the name of the  holder  of each
Company  Option , the  date of  grant  and the  exercise  price of such  Company
Option, the number of shares of Common Stock as to which such Company Option has vested,  the  vesting  schedule  for  such  Company  Option,  a  summary  of any acceleration  provisions or milestones,  and whether the  exercisability of such
Company Option will be accelerated in any way by the  transactions  contemplated under this  Agreement or the other  Transaction  Documents,  and  indicates  the extent of acceleration, if any.

                                       13

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 34 of 114 Pages
--------------------------                            --------------------------

      (f) Prior to the execution and delivery of this Agreement,  each holder of a  Non-Employee  Director  Option has  executed  and  delivered to the Company a written  acknowledgement  that  no  payment  other  than  the  Cash  Payment  in accordance  with  Section  1.8(b)  will be due to such  holder on account of any
Non-Employee  Director  Option  following  the Effective  Time,  and all of such holder's rights under such  Non-Employee  Director  Options shall terminate upon receipt of the Cash Payment in  accordance  with Section  1.8(b)  following  the
Effective  Time.  No other  consent or  approval  from the holder of any Company
Option  is  required  to  effectuate  the terms of this  Agreement  or the other
Transaction Documents.

      (g) The Company has furnished to Purchaser accurate and complete copies of the  Certificate of  Incorporation  and Bylaws,  as currently in effect,  of the
Company  and  each  of  its  subsidiaries,  and  the  terms  of  all  securities convertible into, or exercisable or exchangeable for, shares of Common Stock and the material rights of the holders thereof in respect thereto.

2.3. SUBSIDIARIES

      SECTION  2.3 of the  Company  Disclosure  Schedule  contains a list of all subsidiaries. Each subsidiary is wholly owned by the Company. All of the capital stock and other  interests of the  subsidiaries so held are owned by the Company free and clear of any claim, lien,  encumbrance,  security interest or agreement with  respect  thereto,  other  than  under the  Security  Documents.  "SECURITY
DOCUMENTS"  means (1) a credit  agreement dated as of October 3, 2005, among the
Company as a borrower,  PWJ Lending LLC, as administrative  agent and collateral agent, and the lenders  thereunder and (2) Second Amended and Restated Revolving
Credit and Gold Consignment  Agreement,  dated as of July 29, 2003, by and among the Company,  LaSalle,  as  administrative  agent and collateral  agent, Bank of
America,  N.A., as managing agent, Back Bay, as accommodation facility agent and the banks party thereto,  in each case as amended and together with all security and  ancillary  documents  related  thereto.  All of the  outstanding  shares of capital  stock  in  each  of the  subsidiaries  held  by the  Company  are  duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive  rights and in compliance with applicable Laws. No equity  securities or other interests of any of the  subsidiaries  are or may become required to be issued or purchased by reason of any options,  warrants, rights to subscribe to, puts,  calls  or  commitments  of  any  character  whatsoever  relating  to,  or securities or rights convertible into or exchangeable for, shares of any capital stock of any subsidiary, and there are no contracts, commitments, understandings or arrangements by which any subsidiary is bound to issue  additional  shares of its capital  stock,  or  options,  warrants or rights to purchase or acquire any additional  shares  of its  capital  stock  or  securities  convertible  into or exchangeable for such shares.

2.4. AUTHORIZATION; BINDING AGREEMENT.

      The Company has all requisite corporate power and authority to execute and deliver  this  Agreement  and the other  Transaction  Documents to which it is a party and to consummate the transactions  contemplated  hereby and thereby.  The execution and delivery of this Agreement and the other Transaction  Documents to which it is a party by the  Company and the  consummation  by the Company of the transactions contemplated hereby and thereby, including, but not limited to, the
Offer and the Merger,  have been duly and validly authorized and approved by the

                                       14

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 35 of 114 Pages
--------------------------                            --------------------------

Board,  and no  other  corporate  proceedings  on the  part of the  Company  are necessary to authorize  the  execution  and delivery of this  Agreement  and the other  Transaction  Documents  to  which  it is a  party  or to  consummate  the transactions  contemplated hereby and thereby (other than the requisite approval of the Merger by the  stockholders  of the Company in accordance with the DGCL).
The Company has delivered to Purchaser a copy of duly adopted resolutions of the
Board  approving the execution,  delivery and  performance of this Agreement and the other  agreements  contemplated  hereby and, in each case, the  transactions contemplated thereby,  certified by the Secretary of the Company. This Agreement and the other  Transaction  Documents  to which the Company is a party have been duly and validly executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company,  enforceable against the Company in accordance with their terms,  except to the extent that  enforceability  thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation  or other  similar laws  relating to, or  affecting  generally,  the enforcement  of applicable  creditors'  rights and remedies and by principles of equity regarding the availability of remedies ("ENFORCEABILITY EXCEPTIONS"). The
Board has approved this Agreement, the Offer and the Merger.

2.5. GOVERNMENTAL APPROVALS.

      No consent, approval, waiver or authorization of, notice to or declaration or  filing  with  ("CONSENT"),  any  nation  or  government,  any state or other
political  subdivision  thereof,  any  entity,   authority  or  body  exercising
executive,  legislative,  judicial, regulatory or administrative functions of or pertaining to government,  including,  without  limitation,  any governmental or regulatory authority, agency, department,  board, commission,  administration or instrumentality,  any  court,  tribunal  or  arbitrator  or any self  regulatory organization  ("GOVERNMENTAL  AUTHORITY")  on the  part  of the  Company  or its subsidiaries  is required in  connection  with the  execution or delivery by the
Company of this  Agreement,  the other  Transaction  Documents,  the Offer,  the
Merger or the consummation by the Company of the other transactions contemplated hereby and thereby other than (i) the filing of the  Certificate  of Merger with the  Secretary  of State of the State of Delaware in  accordance  with the DGCL,
(ii) filings with the SEC and state securities laws  administrators,  (iii) such filings as may be required in any jurisdiction where the Company is qualified or authorized  to do business as a foreign  corporation  in order to maintain  such qualification or  authorization,  and (iv) those Consents that, if they were not obtained or made, would not have a Company Material Adverse Effect.

2.6. NO VIOLATIONS; NO RESTRICTIONS.

      (a) The execution and delivery of this  Agreement,  the other  Transaction
Documents,  the Merger, the consummation of the other transactions  contemplated hereby and thereby and  compliance  by the  Company  with any of the  provisions hereof and  thereof  will not (i)  conflict  with or result in any breach of any provision  of the  Certificate  of  Incorporation  or Bylaws or other  governing instruments of the Company or any of its subsidiaries,  (ii) require any Consent under or result in a material  violation  or material  breach of, or  constitute
(with or without  due notice or lapse of time or both) a  material  default  (or give rise to any right of termination, cancellation, acceleration, suspension or revocation) under any of the terms, conditions or provisions of any agreement or

                                       15

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 36 of 114 Pages
--------------------------                            --------------------------

other  instrument to which the Company is a party or by which the Company or its properties or assets may be bound, (iii) result in the creation or imposition of any liens, charges,  security interests,  options, claims,  mortgages,  pledges, assessments,  charges, adverse claims, rights of others or restrictions (whether on voting,  sale,  transfer,  disposition or otherwise) or other encumbrances or
restrictions   of  any  nature   whatsoever,   whether   imposed  by  agreement,
understanding,  law or equity, or any conditional sale contract, title retention contract or other  contract to give or refrain from giving any of the  foregoing
("ENCUMBRANCES")  of any kind  upon any of the  assets  of the  Company  or (iv)
subject to obtaining the Consents from Governmental  Authorities  referred to in
Section 2.5 hereof,  contravene  any applicable  provision of any statute,  law, rule or regulation or any legally binding order, decision, injunction, judgment, award or decree  ("LAW" or "LAWS") to which the  Company or any of its assets or properties is subject;  except in the case of (ii), (iii) and (iv) to the extent that such violation,  breach, default or right would not have a Company Material
Adverse  Effect  or  prevent  or  materially   delay  the  consummation  of  the
transactions  contemplated  by this  Agreement  or any of the other  Transaction
Documents.

      (b) There is no  judgment,  injunction,  order or decree  binding upon the
Company or its  subsidiaries  which has or could  reasonably be expected to have the effect of  prohibiting  or impairing  any current  business  practice of the
Company or its  subsidiaries,  or the  conduct of business by the Company or its subsidiaries as currently conducted.

2.7. APPLICATION OF TAKEOVER PROTECTIONS.

      The Company and its rights agent have,  as of the date of this  Agreement, executed an amendment to the Rights  Agreement  in the form  attached  hereto as
Schedule  2.7(a) and such  amendment has not been amended or otherwise  modified since the date  thereof.  Other than the Rights  Agreement,  the Company has not adopted a  stockholder  rights  plan or  similar  arrangement  that is in effect relating to accumulations of beneficial ownership of Common Stock or a change in control of the  Company.  The  Company  and its Board  have taken all  necessary action  to render  inapplicable  Section  203 of the DGCL and any other  control
share  acquisition,   business  combination,   or  other  similar  anti-takeover
provision under the Certificate of  Incorporation  or the laws of Delaware which is or could become applicable to the Company,  Parent,  Purchaser or Holdco as a
result of the transactions contemplated by this Agreement.

2.8. SEC FILINGS; COMPANY FINANCIAL STATEMENTS.

      (a) The Company has filed all forms,  reports,  schedules,  statements and other documents  required to be filed by the Company with the SEC since February
1, 2004 under the Exchange Act or the  Securities  Act of 1933,  as amended (the
"SECURITIES  ACT") and has made  available  to Holdco  such  forms,  reports and documents  not available on the EDGAR system in the form filed with the SEC. All such required forms, reports and documents (including those that the Company may file  subsequent  to the date hereof) are referred to herein as the "COMPANY SEC
REPORTS." As of their respective  dates, the Company SEC Reports (i) complied in all  material  respects  with  the  requirements  of the  Securities  Act or the
Exchange Act, as the case may be, the  Sarbanes-Oxley  Act of 2002 ("SOX"),  and the rules and  regulations of the SEC thereunder  applicable to such Company SEC
Reports  and  (ii)  did not at the  time  they  were  filed  (or if  amended  or

                                       16

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 37 of 114 Pages
--------------------------                            --------------------------

superseded by a filing prior to the date of this Agreement,  then on the date of such later  filing)  contain any untrue  statement of a material fact or omit to state a material  fact  required to be stated  therein or  necessary in order to make the statements  therein, in the light of the circumstances under which they were made,  not  misleading,  except for Exhibit 17.1 to the Company's  Form 8-K dated December 6, 2005 and all quotations or repetitions of the  allegations set forth in such exhibit in any other Company SEC Reports.

      (b) Each of the  consolidated  financial  statements  (including,  in each case, any related notes thereto) contained in the Company SEC Reports as amended to date (the  "COMPANY  FINANCIALS"),  including  each  Company SEC Report filed after the date hereof until the Closing,  (i) complied in all material  respects with the published rules and regulations of the SEC with respect  thereto,  (ii)
was prepared in accordance  with GAAP applied on a consistent  basis  throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial  statements,  as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly  presented in all material respects the consolidated financial position of the Company as at the respective dates thereof and the consolidated  results of the Company's operations and cash flows for the periods  indicated,  except that the unaudited  interim  financial statements may not contain  footnotes and were or are subject to normal year-end audit  adjustments.  The  balance  sheet of the  Company as of October  31, 2005 contained  in the Company SEC Reports (the  "BALANCE  SHEET DATE") as filed with the SEC  before  the date  hereof is  hereinafter  referred  to as the  "COMPANY
BALANCE SHEET."

      (c) The Company is in compliance with any and all applicable  requirements of SOX that are  effective  as of the date  hereof,  and any and all  applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

2.9. ABSENCE OF CERTAIN CHANGES.

      From the  Balance  Sheet  Date to the date  hereof,  the  Company  and its subsidiaries have not:

      (a) suffered any Extremely Detrimental Effect;

      (b) permitted or allowed any of their properties or assets (real, personal or mixed,  tangible or intangible) to be subjected to any  Encumbrances,  except for liens for current Taxes not yet due or Encumbrances  the incurrence of which would not have an Extremely Detrimental Effect;

      (c)  cancelled any debts or waived any claims or rights of value in excess of $250,000 owed to them;

      (d) sold,  transferred,  or  otherwise  disposed  of any of their  assets, individually or in the aggregate, in excess of $100,000,  except in the ordinary course of business, consistent with past practice;

                                       17

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 38 of 114 Pages
--------------------------                            --------------------------

      (e) other than  capital  expenditures  in  accordance  with the  Company's capital expenditure budget for the 2005 fiscal year, a copy of which is attached as SECTION 2.9(C) of the Company Disclosure Schedule (the "CAPEX Budget"),  made any capital expenditure or acquired any property, plant and equipment for a cost in excess of $100,000, or $1,000,000 in the aggregate;

      (f) made any material  change in severance  policy or practices which have not been publicly disclosed in the Company SEC Reports;

      (g)  declared,  paid or set  aside  for  payment  any  dividend  or  other distribution (whether in cash, stock or property) in respect of their respective capital  stock  or  redeemed,  purchased  or  otherwise  acquired,  directly  or indirectly,  any shares of capital  stock or other  securities  of the  Company, other than dividends and distributions to the Company or one if its wholly-owned subsidiaries;

      (h) granted, issued,  accelerated,  paid, accrued or agreed to pay or make any accrual or  arrangement  for  payments  or benefits  pursuant to any Company employee plans,  except in accordance  with the terms of the respective  Company employee  plans,  or adopted any Company  employee  plan, or amended any Company employee  plan in any  material  respect,  in each case  except in the  ordinary course of business  consistent  with past  practice or as required by applicable law or the terms of any agreement in effect as of the date of this Agreement; or

      (i)  authorized or agreed,  whether in writing or  otherwise,  to take any action described in this Section 2.9.

      For purposes of this Agreement,  an "EXTREMELY  DETRIMENTAL  EFFECT" shall mean any event, circumstance or fact which, individually or in the aggregate, is or  could  reasonably  be  expected  to be  significantly  more  adverse  on the business,  properties,  assets,  operations,  results of operations or condition
(financial or otherwise) of the Company and its Subsidiaries,  taken as a whole, than any event,  circumstance or fact  constituting a Company  Material  Adverse
Effect;  PROVIDED,  HOWEVER,  that an acceleration of the obligations  under the
Senior Credit Agreement and subsequent funding of Term Loan B (as defined in the
Credit Facility) shall not constitute an Extremely Detrimental Effect.

2.10. ABSENCE OF UNDISCLOSED LIABILITIES

      As of the date  hereof,  except (a) as  disclosed  in the Company  Balance
Sheet, (b) as disclosed in Section 2.10 of the Company Disclosure  Schedule,  or
(c) for liabilities and obligations  incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date,  neither the Company nor its  subsidiaries  have incurred any material  liabilities or obligations of any nature,  required by GAAP to be  recognized  or disclosed on a  consolidated balance sheet of the Company or in the notes thereto that would create a Company
Material  Adverse  Effect.  To the  Company's  knowledge as of January 24, 2006, there are no  liabilities  required to be  disclosed,  pursuant to the preceding sentence,  on Section 2.10 of the Company  Disclosure  Schedule which are not so disclosed.

                                       18

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 39 of 114 Pages
--------------------------                            --------------------------

2.11. COMPLIANCE WITH LAWS.

      (a) Neither the Company nor its  subsidiaries  is in violation of any term of or in  default  under its  Certificate  of  Incorporation  or Bylaws or their organizational charter or certificate of incorporation or bylaws,  respectively.
Neither the Company nor any of its subsidiaries is in violation of any judgment, decree or order or any statute,  ordinance, rule or regulation applicable to the
Company or its subsidiaries, and neither the Company nor any of its subsidiaries will  conduct its  business in  violation  of any of the  foregoing,  except for possible  violations which would not,  individually or in the aggregate,  have a
Company Material Adverse Effect.  From October 28, 2005 through the date hereof,
(i) the Common  Stock has been traded on the pink  sheets,  (ii)  trading in the
Common  Stock  has not been  suspended  by the SEC and  (iii)  the  Company  has received  no  communication,  written  or  oral,  from  the  SEC  regarding  the suspension or delisting of the Common Stock from the pink sheets.

      (b) Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company or any of its  subsidiaries,  in the course of its actions for,  or on behalf of, the  Company,  has (i) used any  corporate  funds for any unlawful contribution,  gift,  entertainment or other unlawful expenses relating to political activity;  (ii) made any direct or indirect unlawful payment to any foreign or domestic  government official or employee from corporate funds; (iii)
violated  or is in  violation  of any  provision  of the  U.S.  Foreign  Corrupt
Practices  Act of 1977,  as amended;  or (iv) made any unlawful  bribe,  rebate, payoff, influence payment,  kickback or other unlawful payment to any foreign or domestic government official or employee.

2.12. PERMITS.

      The Company and its subsidiaries possess all certificates,  authorizations and  permits  issued by the  appropriate  regulatory  authorities  necessary  to conduct  their  respective  businesses,  as  presently  operated  (collectively,
"COMPANY  PERMITS"),  except  where the  failure to possess  such  certificates, authorizations  or permits would not have,  individually or in the aggregate,  a
Company Material Adverse Effect. Since February 1, 2003, neither the Company nor any such  subsidiary  has  received  any notice of  proceedings  relating to the revocation or modification of any such material  certificate,  authorization  or permit.

2.13. LITIGATION.

      There  is  no  action,   suit,   proceeding,   inquiry  or   investigation
("LITIGATION")  before  or  by  any  court,  public  board,  government  agency, self-regulatory  organization  or  body  pending  or,  to the  knowledge  of the
Company, threatened against or affecting the Company, the Common Stock or any of the Company's subsidiaries or any of the Company's or its subsidiaries' officers or  directors  that,  in either  case,  reasonably  can be expected to result in damages to the Company or any of its  subsidiaries in excess of $100,000 and are not covered by the Company's  existing  insurance  policies or otherwise seeking declarative  or  injunctive  relief.  SECTION  2.13  of the  Company  Disclosure
Schedule sets forth summary descriptions of any such litigation.  As of the date hereof,  there is no  judgment,  decree  or order  against  the  Company  or its subsidiaries  or, to the  knowledge  of the  Company,  any of its  directors  or officers (in their  capacities as such),  that would enjoin or materially  delay any of the transactions  contemplated by this Agreement or the other Transaction
Documents.

                                       19

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 40 of 114 Pages
--------------------------                            --------------------------

2.14. INDEBTEDNESS AND OTHER CONTRACTS.

      (a) Neither the Company nor any of its subsidiaries on the date hereof (i)
has any  outstanding  Indebtedness  (as  defined  below),  in excess of $250,000 individually or in the aggregate, (ii) is a party to any contract,  agreement or instrument,  the  violation  of which,  or  default  under  which,  by the other party(ies) to such contract,  agreement or instrument  would result in a Company
Material  Adverse  Effect,  (iii) is in  violation  of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such  violations  and defaults  would not result,  individually  or in the aggregate,  in a  Company  Material  Adverse  Effect,  or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness,  the performance of which, in the judgment of the Company's officers,  has or is expected to have a Company  Material  Adverse  Effect.  SECTION  2.14 of the  Company  Disclosure
Schedule  provides  a detailed  description  of the  material  terms of any such outstanding Indebtedness.

      (b) For  purposes  of this  Agreement:  (i)  "INDEBTEDNESS"  of any person means,  without  duplication (A) all  indebtedness  for borrowed money,  (B) all obligations  issued,  undertaken  or assumed as the deferred  purchase  price of
property  or  services  including,  without  limitation,   "capital  leases"  in
accordance  with GAAP (other than trade  payables  entered  into in the ordinary course of business),  (C) all reimbursement or payment  obligations with respect to  letters of  credit,  surety  bonds and other  similar  instruments,  (D) all obligations  evidenced  by notes,  bonds,  debentures  or  similar  instruments, including  obligations so evidenced  incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any  conditional  sale or  other  title  retention  agreement,  or  incurred  as financing,  in either case with respect to any property or assets  acquired with the  proceeds of such  indebtedness  (even though the rights and remedies of the seller or bank  under such  agreement  in the event of  default  are  limited to repossession or sale of such property),  (F) all monetary  obligations under any leasing or similar  arrangement  which,  in connection  with GAAP,  consistently applied for the periods covered  thereby,  is classified as a capital lease, (G)
all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such  Indebtedness  has an  existing  right,  contingent  or otherwise,  to be secured  by) any  mortgage,  lien,  pledge,  charge,  security interest  or other  encumbrance  upon or in any  property  or assets  (including accounts and contract rights) owned by any person,  even though the person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or  obligations  of others of the kinds  referred  to in clauses (A) through (G)
above; and (ii) "CONTINGENT  OBLIGATION"  means, as to any person, any direct or indirect liability,  contingent or otherwise, of that person with respect to any indebtedness,  lease,  dividend  or other  obligation  of another  person if the primary purpose or intent of the person incurring such liability, or the primary effect  thereof,  is to provide  assurance to the obligee of such liability that

                                       20

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 41 of 114 Pages
--------------------------                            --------------------------

such  liability  will be paid or  discharged,  or that any  agreements  relating thereto will be complied  with,  or that the holders of such  liability  will be protected  (in whole or in part)  against  loss with  respect  thereto.  For the avoidance of doubt,  the term  "Indebtedness"  under this Agreement shall not be deemed to include any amounts  owed not  relating to  Indebtedness  for borrowed money, under the Company's merchandising  consignment agreements entered into in the ordinary course of business.

2.15. INTELLECTUAL PROPERTY.

      (a) The Company and its  subsidiaries  own or possess  adequate  rights or licenses to use (i) patents (and any renewals and  extensions  thereof),  patent rights (and any applications  therefor),  rights of priority and other rights in inventions; (ii) trademarks, service marks, trade names and trade dress, and all registrations and applications therefor and all legal and common-law equivalents of any of the  foregoing;  (iii)  copyrights  and  rights in mask works (and any applications or registrations for the foregoing, and all renewals and extensions thereof), common-law copyrights and rights of authorship including all rights to exploit any of the  foregoing in any media and by any manner and means now known or hereafter  devised;  (iv) industrial design rights, and all registrations and applications  therefor;  (v) rights in data,  collections of data and databases, and all legal or common-law equivalents thereof; (vi) rights in domain names and domain name reservations; (vii) rights in trade secrets, proprietary information and know-how (collectively,  "INTELLECTUAL PROPERTY RIGHTS"),  collectively with all licenses and other agreements  providing the Company or its subsidiaries the
Intellectual  Property Rights  material to the operation of their  businesses as now conducted and as described in the Company SEC Reports.

      (b) None of the Company or any of its  subsidiaries has knowledge that any of  them  has  infringed  in any  material  respect  on any of the  Intellectual
Property Rights of any person and none of the Company or any of its subsidiaries is infringing on any of the  Intellectual  Property  Rights of any person in any material respect. There is no action, suit, hearing, claim, notice of violation, arbitration or other proceeding, hearing or investigation that is pending, or to the  Company's  knowledge,  is  threatened  against,  the Company  regarding the infringement of any of the Intellectual Property Rights in any material respect.
The  Company  is  not,  to  its  knowledge,   making  unauthorized  use  of  any
confidential  information  or trade secrets of any third party,  and the Company has not  received any notice of any  asserted  infringement  (nor is the Company aware of any reasonable  basis for any third party asserting an infringement) by the Company in any material respect of, any rights of a third party with respect to any Intellectual Property Rights. The Company and its subsidiaries have taken reasonable  security measures to protect the secrecy,  confidentiality and value of all of their Intellectual Property Rights.

      (c) This Section 2.15 relates only to Intellectual  Property Rights in the
United States of America and not in any foreign jurisdiction.

2.16. EMPLOYEE MATTERS.

      (a)  Neither the  Company  nor any of its  Subsidiaries  is a party to any collective bargaining agreement or employs any member of a union.

      (b) As of the date hereof, no executive officer of the Company (as defined in Rule 501(f) of the  Exchange  Act) has given  notice to the Company that such person  intends  to leave the  Company  or  otherwise  terminate  such  person's employment for any reason prior to the Effective Time.

                                       21

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 42 of 114 Pages
--------------------------                            --------------------------

      (c) The Company and its Subsidiaries are in compliance with all applicable
Laws respecting labor,  employment and employment practices and benefits,  terms and conditions of employment and wages and hours,  except where failure to be in compliance  would not, either  individually  or in the aggregate,  reasonably be expected to result in a Company Material Adverse Effect.

      (e) No executive officer of the Company,  to the knowledge of the Company, is,  or is now  expected  to  be,  in  violation  of any  material  term  of any employment  contract,  confidentiality,  disclosure or  proprietary  information agreement,  non-competition agreement, or any other contract or agreement or any restrictive  covenant,  and the  continued  employment  of each  such  executive officer does not subject the Company or any of its subsidiaries to any liability with respect to any of the foregoing matters.

2.17. TAXES AND RETURNS.

      (a) The  Company  and each of its  subsidiaries  (i) has made or filed all foreign,  federal  and state  income and all other Tax  Returns  required by any jurisdiction  to which it is subject,  (ii) has paid all Taxes that are material in amount, shown or determined to be due on such Tax Returns, except those being contested  in good  faith,  and  (iii)  has set  aside  on its  books  provision reasonably  adequate for the payment of all Taxes for periods  subsequent to the periods  to which  such Tax  Returns  apply.  There are no  unpaid  Taxes in any material amount claimed to be due by the taxing  authority of any  jurisdiction, and the  officers of the Company  know of no basis for any such claim.  No liens have been  filed by or  against  the  Company  or any of its  subsidiaries  with respect  to any Taxes  (other  than  liens  for Taxes not yet due and  payable).
Neither the Company nor it  subsidiaries  has received  notice of  assessment or proposed  assessment of any material Taxes claimed to be owed by it or any other person on its behalf. Neither the Company nor its subsidiaries is a party to any tax  sharing or tax  indemnity  agreement  or any other  agreement  of a similar nature that remains in effect,  other than such tax sharing  agreements  between the Company and its  subsidiaries.  Each of the Company and its subsidiaries has complied  in all  material  respects  with  all  applicable  legal  requirements relating to the payment and withholding of Taxes and, within the time and in the manner  prescribed by law, has withheld from wages,  fees and other payments and paid over to the proper  governmental  or  regulatory  authorities  all  amounts required.  The Company is not a United States Real Property Holding  Corporation
within the meaning of Section 897 (c)(2) of the Code.

      (b) For purposes of this  Agreement,  the term "TAX" or "TAXES" shall mean any tax,  custom,  duty,  governmental fee or other like assessment or charge of any kind whatsoever,  imposed by any Governmental Authority (including,  but not limited to, any federal,  state,  local,  foreign or  provincial  income,  gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem,  transfer or excise tax) together with any interest,  addition or penalty imposed thereon.  The term "TAX RETURN" shall mean a report,  return or other  information  statement  (including any attached schedules  or any  amendments  to  such  report,  return  or  other  information statement)  required to be supplied  to or filed with a  Governmental  Authority with respect to any Tax,  including  an  information  return,  claim for refund, amended return or declaration of estimated Tax.

                                       22

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 43 of 114 Pages
--------------------------                            --------------------------

2.18. FINDERS AND INVESTMENT BANKERS.

      Neither the Company nor any of its officers or directors  has employed any broker or finder or otherwise  incurred any liability  for any  brokerage  fees, commissions or finders' fees in connection  with the  transactions  contemplated hereby. SECTION 2.18 of the Company Disclosure Schedule sets forth the estimated amount of any brokerage fees, commissions or finders' fees payable in connection with the transactions contemplated hereby.

2.19. FAIRNESS OPINION.

      The Company has received from Duff & Phelps, LLC, its financial advisor, a written  opinion  addressed to it for  inclusion  in the Schedule  14D-9 and the
Proxy Statement to the effect that the consideration to be received in the Offer and  the  Merger  by  the  Company's  stockholders  is  fair  to  the  Company's stockholders (other than Holdco,  Purchaser or their respective affiliates) from a financial point of view.

2.20. INSURANCE.

      The  Company  and its  subsidiaries  maintain  insurance  policies in such amounts as  management  of the Company  believes to be prudent and customary for the businesses in which the Company and its  subsidiaries  are engaged.  Neither the Company nor any such  subsidiary  has been  refused any  insurance  coverage sought or applied for and neither  the Company nor any such  subsidiary  has any reason  to  believe  that it will not be able to renew  its  existing  insurance coverage as and when such coverage  expires or to obtain  similar  coverage from similar  insurers as may be  necessary  to continue  its business at a cost that would not have a Company Material Adverse Effect.

2.21. VOTE REQUIRED.

      (a) The affirmative vote of the holders (including Purchaser following its acceptance  of  Shares  for  payment  under  the  Offer)  of a  majority  of the outstanding  voting power of the outstanding  Shares and Class B Shares,  voting together as a single class (the "COMPANY STOCKHOLDER APPROVAL"), if necessary to approve  the  Merger,  is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger.

      (b) Other than any actions  described in Section 2.21(a),  the Company has taken all actions  necessary under the DGCL to approve the Offer, the Merger and the other transactions  contemplated by this Agreement and the other Transaction
Documents.

2.22. TITLE TO PROPERTIES.

      The Company and its  subsidiaries  have good and  marketable  title to all real property and good and  marketable  title to all personal  property owned by them which is material to the business of the Company and its  subsidiaries,  in each case free and clear of all Encumbrances and defects,  except such as do not materially  affect the value of such property and do not interfere  with the use made and  proposed  to be made of such  property  by the  Company and any of its subsidiaries.  Any real property and facilities  held under lease by the Company and any of its  subsidiaries  are  held  by them  under  valid,  subsisting  and enforceable  leases,  with  such  exceptions  as  are  not  material  and do not materially  interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

                                       23

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 44 of 114 Pages
--------------------------                            --------------------------

2.23. ENVIRONMENTAL MATTERS.

      The Company and its  subsidiaries  (i) are in compliance  with any and all
Environmental  Laws (as  hereinafter  defined),  (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their  respective  businesses  and (iii) are in  compliance  with all terms and conditions of any such permit,  license or approval  where, in each of the  foregoing  clauses (i),  (ii) and (iii),  the failure to so comply could be reasonably  expected  to  have,  individually  or in the  aggregate,  a  Company
Material Adverse Effect. The term "ENVIRONMENTAL LAWS" means all federal, state, local or foreign laws relating to pollution or protection of human health or the
environment  (including,   without  limitation,   ambient  air,  surface  water,
groundwater,  land surface or subsurface strata), including, without limitation, laws  relating to  emissions,  discharges,  releases or  threatened  releases of chemicals, pollutants,  contaminants, or toxic or hazardous substances or wastes
(collectively,   "HAZARDOUS  MATERIALS")  into  the  environment,  or  otherwise relating to the manufacture,  processing, distribution, use, treatment, storage, disposal,  transport  or  handling  of  Hazardous  Materials,  as  well  as  all
authorizations,   codes,  decrees,  demands  or  demand  letters,   injunctions,
judgments,  licenses,  notices  or notice  letters,  orders,  permits,  plans or regulations issued, entered, promulgated or approved thereunder.

2.24. SCHEDULE 14D-9; OFFER DOCUMENTS; AND PROXY STATEMENT.

      Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer  Documents  will,  at the  respective  times the Schedule
14D-9,  the Offer  Documents or any amendments or supplements  thereto are filed with the SEC and first published,  sent or given to stockholders of the Company, as the case may be,  contain any untrue  statement of a material fact or omit to state any material fact  required to be stated  therein or necessary in order to make the statements made therein,  in the light of the circumstances under which they are made, not misleading.  The Proxy Statement,  if filed, will not, on the date the Proxy  Statement  (or any  amendment  or  supplement  thereto) is first mailed to stockholders of the Company and on the date of the Special Meeting, if there is one, be false or  misleading  with respect to any material fact or omit to state any material fact  required to be stated  therein or necessary in order to make the statements  therein,  in the light of the circumstances  under which they are made,  not  misleading or will omit to state any material fact required to be stated  therein or necessary in order to make the statements  therein,  in light  of the  circumstances  under  which  they are  made,  not  misleading  or necessary to correct any statement in any earlier  communication with respect to the Special  Meeting or the  solicitation of proxies for the meeting which shall have become false or misleading in any material respect.  The Schedule 14D-9 and the Proxy  Statement  will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations  thereunder.  Notwithstanding  the foregoing,  the
Company makes no representation or warranty with respect to information supplied by or on behalf of Parent,  Holdco or Purchaser which is contained in any of the foregoing documents.

                                       24

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 45 of 114 Pages
--------------------------                            --------------------------

2.25. TRANSACTIONS WITH AFFILIATES.

      None of the  officers or  directors of the Company is presently a party to any  transaction  with the  Company or any of its  subsidiaries  (other than for ordinary  course  services as  employees,  officers or  directors or pursuant to existing employment  agreements or benefit plans or arrangements  executed or in effect  as of the date  hereof),  including  any  contract,  agreement  or other arrangement  providing for the  furnishing  of services to or by,  providing for rental of real or personal property to or from, or otherwise  requiring payments to or from any such officer or director or, to the knowledge of the Company, any corporation,  partnership,  trust or other  entity in which any such  officer or director  has a  substantial  interest  or is an officer,  director,  trustee or partner.

2.26. DISCLOSURE.

      All  disclosure  included in this  Agreement  and the  Company  Disclosure
Schedule  provided to Parent,  Holdco and Purchaser  regarding the Company,  its business and the transactions  contemplated hereby, taken as a whole,  furnished by or on behalf of the Company is true and correct in all material  respects and does not contain any untrue  statement  of a material  fact or omit to state any material fact  necessary in order to make the  statements  made therein,  in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE III
         REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO AND PURCHASER

      Parent,  Holdco and Purchaser  hereby jointly and severally  represent and warrant to the Company as follows:

3.1. DUE INCORPORATION AND GOOD STANDING.

      Each of Holdco and Purchaser is a corporation duly  incorporated,  validly existing  and in  good  standing  under  the  laws  of the  jurisdiction  of its incorporation and has all requisite  corporate power and authority to own, lease and operate its  properties and assets and to carry on its business as now being conducted.  Holdco and Purchaser have  heretofore  made available to the Company accurate and complete copies of the Certificates of Incorporation and Bylaws, as currently in effect, of Holdco and Purchaser.

      Parent is a limited partnership duly formed,  validly existing and in good standing  under  the  laws  of the  jurisdiction  of its  formation  and has all requisite limited  partnership power and authority to own, lease and operate its properties  and to carry on its  business  as now being  conducted.  Immediately following the Company's  execution of this Agreement Parent shall make available to the Company an accurate and complete copy of its  partnership  agreement,  as currently in effect.

                                       25

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 46 of 114 Pages
--------------------------                            --------------------------

3.2. AUTHORIZATION; BINDING AGREEMENT.

      Holdco and Purchaser have all requisite  corporate  power and authority to execute and deliver this Agreement and the other Transaction  Documents to which they are parties and to  consummate  the  transactions  contemplated  hereby and thereby.  The execution and delivery of this Agreement and the other Transaction
Documents  to which they are parties and the  consummation  of the  transactions contemplated  hereby and thereby,  including,  but not limited to, the Offer and the Merger,  have been duly and validly  authorized by the respective  Boards of
Directors  of Holdco  and  Purchaser,  as  appropriate,  and no other  corporate proceedings  on the part of Holdco or Purchaser  are  necessary to authorize the execution and delivery of this Agreement and the other Transaction  Documents to which they are parties or to consummate the transactions contemplated hereby and thereby.  Holdco,  as the sole  stockholder  of  Purchaser,  has  approved  this
Agreement and the Merger.  Holdco and Purchaser  have duly and validly  executed and delivered this Agreement and the other  Transaction  Documents to which they are parties.  This Agreement and the other Transaction Documents to which Holdco and Purchaser  are parties have been duly and validly  executed and delivered by each of Holdco  and  Purchaser  and  constitute  the  legal,  valid and  binding agreements  of Holdco  and  Purchaser,  enforceable  against  each of Holdco and
Purchaser  in  accordance  with  their  terms,  subject  to  the  Enforceability
Exceptions.

      Parent  has all  requisite  limited  partnership  power and  authority  to execute and deliver this  Agreement and the other  Transaction  Documents and to consummate the transactions  contemplated hereby and thereby.  The execution and delivery  of  this  Agreement  and  the  other  Transaction  Documents  and  the consummation of the transactions contemplated hereby and thereby, including, but not limited to, the Offer and the Merger,  have been duly and validly authorized by the general  partner of Parent,  and no other  limited  partnership  or other proceedings  on the part of Parent are  necessary to authorize the execution and delivery of this Agreement and the other Transaction  Documents or to consummate the transactions  contemplated hereby and thereby.  This Agreement and the other
Transaction  Documents  have been duly and validly  executed  and  delivered  by
Parent  and  constitute  the  legal,  valid and  binding  agreements  of Parent, enforceable  against  Parent in  accordance  with  their  terms,  subject to the
Enforceability Exceptions.

3.3. GOVERNMENTAL APPROVALS.

      No Consent from or with any Governmental  Authority on the part of Parent,
Holdco or Purchaser is required in connection  with the execution or delivery by
Parent, Holdco or Purchaser of this Agreement or the other Transaction Documents or  the  consummation  by  Parent,  Holdco  or  Purchaser  of  the  transactions contemplated  hereby or thereby other than (i) the filing of the  Certificate of
Merger with the Secretary of State of the State of Delaware in  accordance  with the DGCL, (ii) filings with the SEC, state  securities laws  administrators  and the National  Association of Securities  Dealers,  Inc. (the "NASD"),  and (iii)
those Consents that, if they were not obtained or made,  would not reasonably be expected to have a material  adverse effect on the business,  assets,  condition
(financial or  otherwise),  liabilities  or the results of operations of Parent,
Holdco and  Purchaser  and their  respective  subsidiaries  taken as a whole,  a material adverse effect on or the ability of any of Parent,  Holdco or Purchaser to timely perform its obligations under this Agreement and the other Transaction
Documents and to  consummate  the Offer,  the Merger and the other  transactions contemplated hereby and thereby ("PURCHASER MATERIAL ADVERSE EFFECT").

                                       26

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 47 of 114 Pages
--------------------------                            --------------------------

3.4. NO VIOLATIONS.

      The  execution  and  delivery  of this  Agreement,  the other  Transaction
Documents,  the Offer, the Merger,  the  consummation of the other  transactions contemplated  hereby and thereby and compliance by Parent,  Holdco and Purchaser with any of the  provisions  hereof and thereof,  will not (i) conflict  with or result in any  breach of any  provision  of the  Certificate  of  Incorporation,
Bylaws,  partnership  agreement or other governing instruments of Parent, Holdco or Purchaser,  (ii) require any Consent under or result in a violation or breach of,  or  constitute  (with or  without  due  notice  or lapse of time or both) a default (or give rise to any right of termination,  cancellation,  acceleration, suspension or  revocation)  under any of the terms,  conditions or provisions of any  agreement or other  instrument  to which  Parent,  Holdco or Purchaser is a party or by which any of them or their  properties  or assets  may be bound (the
"PARENT CONTRACTS") or (iii) subject to obtaining the Consents from Governmental
Authorities  referred  to in Section  3.3  hereof,  contravene  any Law to which
Parent,  Holdco or Purchaser or any of their respective assets or properties are subject, except, in the case of clauses (ii) and (iii) above, for any deviations from the  foregoing  which would not  reasonably be expected to have a Purchaser
Material  Adverse Effect or prevent or materially  delay the consummation of the transactions  contemplated  by this  Agreement  or any of the other  Transaction
Documents. As of the date hereof, there is no judgment,  decree or order against
Parent,  Holdco,  Purchaser or any of their subsidiaries or, to the knowledge of
Parent,  Holdco and  Purchaser,  any of their  directors  or officers  (in their capacities  as  such),  that  would  enjoin  or  materially  delay  any  of  the transactions contemplated by this Agreement or the other Transaction Documents.

3.5. FINDERS AND INVESTMENT BANKERS.

      None of Parent,  Holdco or Purchaser nor any of their respective  officers or  directors  has  employed  any  broker or finder or  otherwise  incurred  any liability for any brokerage  fees,  commissions  or finders,  fees in connection with the transactions contemplated hereby.

3.6. DISCLOSURES.

      Neither the Schedule TO nor any information supplied by Parent,  Holdco or
Purchaser for inclusion in the Schedule 14D-9 will, at the respective  times the
Schedule TO, the Schedule 14D-9, or any amendments or supplements  thereto,  are filed with the SEC and first  published,  sent or given to  stockholders  of the
Company,  as the case may be, contain any untrue statement of a material fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the  statements  made therein,  in the light of the  circumstances under which they are made,  not  misleading.  If a Proxy  Statement  is filed or mailed to  stockholders  of the  Company,  the  information  supplied by Parent,
Holdco or Purchaser for inclusion in the Proxy  Statement  will not, on the date the Proxy Statement (or any amendment or supplement  thereto) is first mailed to stockholders of the Company and on the date of the Special Meeting,  if there is one, be false or  misleading  with respect to any material fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the statements  therein,  in the light of the circumstances under which they are made,  not  misleading  or will omit to state any material  fact  required to be stated therein or necessary in order to make the statements therein, in light of the  circumstances  under which they are made,  not  misleading  or necessary to

                                       27

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 48 of 114 Pages
--------------------------                            --------------------------

correct any statement in any earlier  communication  with respect to the Special
Meeting or the  solicitation  of proxies for the meeting which shall have become false or misleading in any material respect. The Schedule TO will, when filed by
Purchaser  with the SEC,  comply as to form in all  material  respects  with the requirements  of the  Exchange  Act and the  rules and  regulations  thereunder.
Notwithstanding   the   foregoing,   Parent,   Holdco  and  Purchaser   make  no
representation  or warranty  with respect to any  information  supplied by or on behalf of the Company  which is  contained  in any of the Offer  Documents,  the
Proxy Statement or any amendment or supplement thereto.

3.7. FINANCING COMMITMENTS.

      Parent has  sufficient  Segregated  Funds in the Segregated  Account,  and
shall make such Segregated  Funds available (i) to fund the term loan A and term loan B under the Credit  Agreement,  on the terms and subject to the  conditions set forth  therein  and (ii) to Holdco and  Purchaser,  at or prior to the First
Acceptance  Time,  to pay for all Shares that  Purchaser  becomes  obligated  to purchase pursuant to the Offer. Parent has sufficient Funds, and shall make such
Funds  available to Holdco and Purchaser  (i) at the Effective  Time, to pay the
aggregate Merger Consideration and Class B Merger Consideration  pursuant to the
Merger  and fund  term loan C under the  Credit  Agreement  and (ii) as and when needed,  to pay all  obligations,  fees and expenses related to the transactions contemplated by this Agreement and the other Transaction Documents.

3.8. NO PRIOR ACTIVITIES.

      Except for  obligations  or  liabilities  incurred in connection  with its incorporation  or  organization  or the  negotiation  and  consummation  of this
Agreement,  the other Transaction Documents, the Offer, the Merger and the other transactions  contemplated hereby and thereby,  neither Holdco nor Purchaser has incurred  any  obligations  or  liabilities,  or has engaged in any  business or activities  of any type or kind  whatsoever  or entered into any  agreements  or arrangements with any person or entity.  The authorized  capital stock of Holdco consists of 1,000 shares of common stock,  par value $0.01 per share.  As of the date of this Agreement,  100 shares of Holdco common stock are outstanding,  all of which were validly issued,  are fully paid and nonassessable and are owned by
Parent.  As of the date of this Agreement,  ___ shares of Purchaser common stock are  outstanding,  all  of  which  were  validly  issued,  are  fully  paid  and nonassessable and are owned by Holdco.

3.9. OWNERSHIP OF SHARES.

      As of the date hereof, Parent, Holdco and Purchaser own and have the power to vote the number of Shares set forth on SCHEDULE 3.9.

                                       28

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 49 of 114 Pages
--------------------------                            --------------------------

3.10. DISCLOSURE.

      All disclosure  included in this Agreement and the Disclosure  Schedule of
Parent,  Holdco and Purchaser  provided to the Company regarding Parent,  Holdco and Purchaser,  their businesses and the transactions contemplated hereby, taken as a whole,  furnished by or on behalf of Parent,  Holdco and  Purchaser is true and correct in all material  respects and does not contain any untrue  statement of a material fact or omit to state any material fact necessary in order to make the statements made therein,  in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE IV
                       ADDITIONAL COVENANTS OF THE COMPANY

4.1. CONDUCT OF BUSINESS OF THE COMPANY.

      (a)  Unless  Purchaser  shall  otherwise  agree in  writing  and except as expressly  contemplated by this Agreement or the other Transaction  Documents or as set forth in SECTION 4.1 of the Company Disclosure Schedule (the inclusion of any item having been consented to by Purchaser), during the period from the date of this Agreement to the Effective  Time,  (i) the Company and its  subsidiaries shall conduct their  business in the ordinary  course and  consistent  with past practice,  after taking into account the Company's  financial position as of the date hereof, and (ii) the Company shall use its commercially  reasonable efforts to preserve intact its business organization,  to keep available the services of its and its subsidiaries'  officers and employees,  and to maintain satisfactory relationships  with all persons with whom it and its  subsidiaries  do business;
PROVIDED,  HOWEVER,  that  Parent,  Holdco and  Purchaser  acknowledge  that the continued  availability of such employees and relationships  with venders may be adversely affected by (A) the risk factors identified in the Company SEC Reports and (B) the announcement and pendency of this Agreement,  the other  Transaction
Documents and the transactions contemplated hereby and thereby.

      (b) Without limiting the generality of the foregoing clause (a) and except as expressly  contemplated by this Agreement or the other Transaction  Documents or as set forth in SECTION 4.1 of the Company Disclosure  Schedule,  neither the
Company nor any of its subsidiaries  will,  without the prior written consent of
Purchaser:

            (A) amend or propose to amend its  Certificate of  Incorporation  or
Bylaws (or comparable governing instruments) in any material respect;

            (B) except pursuant to rights under the Company  Options,  authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions  or rights  of any kind to  acquire  or sell any  shares  of,  its capital stock or other securities or any Voting Debt including,  but not limited to, any securities  convertible  into or exchangeable for shares of stock of any class,  except for the  issuance  of Shares  pursuant  to the  exercise of stock options  outstanding  on the date of this  Agreement  in  accordance  with their present terms. For purposes of this Agreement, the term "VOTING DEBT" shall mean indebtedness  having general voting rights and debt  convertible into securities having such rights;

                                       29

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 50 of 114 Pages
--------------------------                            --------------------------

            (C) split,  combine or reclassify any shares of its capital stock or declare,  pay or set aside any dividend or other distribution  (whether in cash, stock or property or any  combination  thereof) in respect of its capital stock, or directly or  indirectly  redeem,  purchase or  otherwise  acquire or offer to acquire  any  shares of its  capital  stock or other  securities  and other than
dividends  and   distributions  to  the  Company  or  one  of  its  wholly-owned subsidiaries;

            (D) (a) create,  incur,  assume,  forgive or make any changes to the terms or  collateral  of any debt,  receivables  or employee or officer loans or advances,  except  in the  ordinary  course  of  business  or  incurrences  that constitute  refinancing  of  existing  obligations  on  terms  that  are no less favorable to the Company or its subsidiaries than the existing terms or ordinary course borrowings under the Company's senior secured credit facility; (b) except in the ordinary  course of  business,  assume,  guarantee,  endorse or otherwise become liable or responsible  (whether  directly,  indirectly,  contingently  or otherwise) for the obligations of any person;  (c) except in the ordinary course of  business,  make any  capital  expenditures  or make any loans,  advances  or capital  contributions  to, or investments in, any other person (other than to a subsidiary  or in  connection  with  customary  travel,  relocation  or business advances  to  employees),  except for  capital  expenditures  that do not exceed
$1,000,000 in the aggregate more than the aggregate  amount provided in the 2005
Capex Budget;  (d) acquire the stock or assets of, or merge or consolidate with, any other person;  (e)  voluntarily  incur any material  liability or obligation
(absolute,  accrued,  contingent or otherwise) other than in the ordinary course of business  consistent  with past  practice;  or (f) other than in the ordinary course of business  consistent  with past practice,  sell,  transfer,  mortgage, pledge,  or  otherwise  dispose  of, or  encumber,  or agree to sell,  transfer, mortgage,  pledge or otherwise dispose of or encumber,  any assets or properties
(real,  personal or mixed)  material to the Company and its  subsidiaries  other than to secure debt permitted under subclause (a) of this clause (D);

            (E) hire any  executive  officer of the  Company or  increase in any manner the wages, salaries,  bonus, compensation or other benefits of any of its officers  (i.e.,  elected  officers,  senior vice  presidents  and regional vice presidents)  or enter  into,  establish,  amend  or  terminate  any  employment, consulting,  retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement,  vacation, severance,  termination,  deferred compensation or other  compensation or benefit plan, policy,  agreement,  trust, fund or other arrangement  with, for or in respect of, any stockholder,  officer
(i.e.,  elected officers,  senior vice presidents and regional vice presidents), director,  agent, consultant or affiliate other than as required pursuant to the terms of agreements  in effect on the date of this  Agreement or in the ordinary course of business  consistent  with past  practice with  employees  (other than officers) of the Company or any of its  subsidiaries  or enter into or engage in any agreement,  arrangement or transaction with any of its directors,  officers, employees or affiliates except current compensation and benefits in the ordinary course of business, consistent with past practice;

            (F) settle or compromise any litigation, proceeding, action or claim that could  reasonably  be  expected  to result in  payments  (to the extent not covered by insurance) that exceed $250,000 in the aggregate;

                                       30

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 51 of 114 Pages
--------------------------                            --------------------------

            (G) enter into or commit to enter into any material  transaction  or material  monetary  commitment  or enter into,  amend,  modify or terminate  any material  agreement  (including  real  estate  leases  that are  material in the aggregate);

            (H)  adopt  or  amend  any   resolution   or  agreement   concerning
indemnification of its directors, officers, employees or agents;

            (I) establish any subsidiary or enter into any new line of business;

            (J) enter into any lease,  contract or  agreement  pursuant to which the Company or any of its subsidiaries is obligated to pay or incur  obligations of more than  $250,000  per year,  other than the  purchase  of  inventory,  and entering into leases,  in the ordinary  course of business  consistent with past practice; or

            (K) authorize any of, or agree to commit to do any of, the foregoing actions.

      (c) The  Company  shall use its  commercially  reasonable  efforts  to (i)
comply in all material  respects  with all Laws  applicable  to it or any of its properties,  assets or business,  (ii) maintain in full force and effect all the
Company Permits necessary for, or otherwise material to, such business and (iii)
make in a timely  manner any material  filings  with the SEC required  under the
Securities  Act or the  Exchange  Act or the rules and  regulations  promulgated thereunder.

4.2. NOTIFICATION OF CERTAIN MATTERS.

      The Company  shall give prompt notice to Purchaser if any of the following occur after the date of this Agreement: (i) there has been a material failure of the  Company  or any of its  representatives  to  comply  with  or  satisfy  any covenant,  condition or agreement to be complied with or satisfied by it or them hereunder; (ii) receipt of any notice or other communication in writing from any third party  alleging that the Consent of such third party is or may be required in connection with the transactions  contemplated by this Agreement or the other
Transaction  Documents,  provided  that such Consent would have been required to have been disclosed in this  Agreement;  (iii) receipt of any material notice or other communication from any Governmental Authority (including,  but not limited to, the NASD or any  securities  exchange) in connection  with the  transactions contemplated  by this  Agreement or the other  Transaction  Documents;  (iv) the occurrence  of an event  which  would  reasonably  be expected to have a Company
Material Adverse Effect or that would otherwise  reasonably be expected to cause a  condition  in  Article  VI  or  ANNEX  A not  to be  satisfied;  or  (v)  the commencement  or threat of any Litigation  involving or affecting the Company or any of its subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee,  agent, director or officer, in his or her capacity as such, of the Company or any of its subsidiaries which, if pending on the date hereof,  would have been  required to have been  disclosed in this  Agreement or which relates to the consummation of the Offer or the Merger.  No such notice to
Purchaser  shall have any effect on the  determination  of whether or not any of the  conditions  to  Closing  or to the  consummation  of the  Offer  have  been satisfied  or  in  determining  whether  or  not  any  of  the  representations, warranties or covenants contained in this Agreement have been breached.

                                       31

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 52 of 114 Pages
--------------------------                            --------------------------

4.3. ACCESS AND INFORMATION.

      (a) Between the date of this Agreement and the Effective Time, the Company will give, and shall direct its accountants and legal counsel to give, Purchaser and its respective authorized  representatives  (including,  without limitation, its financial advisors, accountants and legal counsel), at all reasonable times, access as reasonably  requested to all offices and other  facilities  and to all contracts,  agreements,  commitments,  books and records of or pertaining to the
Company and its subsidiaries,  will permit the foregoing to make such reasonable inspections as they may require and will cause its officers  promptly to furnish
Purchaser with (i) such financial and operating data and other  information with respect to the business and  properties of the Company and its  subsidiaries  as
Purchaser  may from  time to time  reasonably  request,  and (ii) a copy of each material  report,  schedule and other  document filed or received by the Company pursuant  to the  requirements  of  applicable  securities  laws  or  the  NASD;
PROVIDED,  HOWEVER,  that the Company,  its legal  counsel and other  authorized representatives  shall not be  required to disclose  any  information  protected under attorney-client or attorney work-product  privilege;  and PROVIDED FURTHER that,  between  the date hereof and the time of first  acceptance  of Shares for payment under the Offer,  Purchaser may, upon the prior written  approval (which shall not be unreasonably  withheld or delayed) of the Company's Chief Executive
Officer, Chief Financial Officer or General Counsel, (i) contact any employee of the Company directly,  provided that such contact is for informational  purposes
only  and  does  not  unreasonably   interfere  with  such  employee's   ongoing
responsibilities  to the Company,  and (ii) have access to the Company's offices and  facilities;  and,  following  the time of first  acceptance  of Shares  for payment  under the Offer,  Purchaser  shall not be  restricted  in any manner in contacting  employees of the Company or in accessing the  Company's  offices and facilities. No such access,  inspections or furnishing of information shall have any adverse effect on Purchaser's  ability to assert that  conditions to Closing or to the consummation of the Offer have not been satisfied. Notwithstanding the foregoing,  the treatment of such  information  and  documentation  shall remain subject to the  confidentiality  agreement  between  Parent,  Purchaser  and the
Company,  dated December 23, 2005, as may be amended,  modified or  supplemented from time to time  (the  "CONFIDENTIALITY  AGREEMENT"),  and  Purchaser  and its
authorized representatives shall not conduct any environmental sampling.

      (b) The Chief Financial  Officer of the Company shall deliver to Purchaser immediately  before the close of business  on the day which is six (6)  business days prior to the  then-scheduled  expiration  date of the Offer and immediately before the close of business on the then-scheduled expiration date of the Offer, a certificate  executed by such officer which sets forth the anticipated  number of issued and outstanding Shares as of the date of the expiration of the Offer.

      (c) Without  limiting any other provision of this Agreement,  from time to time  during the Offer upon the  request of  Purchaser,  immediately  before the close of  business on the day which is six (6)  business  days prior to the then scheduled  expiration  date of the Offer  and  immediately  before  the close of business on the expiration date of the Offer, the Company shall inform Purchaser orally and in  writing  as to the  then-current  status of  satisfaction  of the conditions to the Offer  described in paragraphs  (i),  (ii),  (iii) and (iv) on
ANNEX A hereto.  The chief  executive  officer of the Company  shall  deliver to
Purchaser  promptly  following  the  close  of  business  on the  then-scheduled expiration  date of the Offer a  certificate  executed  by such  officer  to the effect that the conditions to the Offer specified in the  immediately  preceding sentence have been satisfied.

                                       32

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 53 of 114 Pages
--------------------------                            --------------------------

      (d) The  Company  represents  that  the SPA was  terminated  prior  to the
Company's execution of this Agreement.

4.4. SPECIAL MEETING; PROXY STATEMENT.

      (a) If required by applicable law in order to consummate  the Merger,  the
Company,  acting  through its Board of  Directors,  shall,  in  accordance  with applicable Law:

            (i)   (A) as promptly as  practicable  after the date  hereof,  duly call,  give notice of,  convene and hold a special  meeting of its  stockholders
(the "Special Meeting"),  for the purposes of considering and taking action upon the approval and adoption of the Merger and this Agreement;

                  (B) subject to Section 4.8, declare advisable and recommend to its  stockholders  that they  approve the Merger and adopt this  Agreement,  and shall include disclosure regarding the approvals of the Board;

                  (C) without  limiting the  generality  of the  foregoing,  the
Company agrees that its obligations  under clause (A) of this Section  4.4(a)(i)
shall not be affected by the commencement, public proposal, public disclosure or communication  to the Company or any other person of any  Competing  Transaction
(as such term is defined in Section 4.8(a)) or the withdrawal or modification by the Board or any committee  thereof of such Board's or  committee's  approval or recommendation of the Offer, the Merger or this Agreement; and

      (b) As promptly as  practicable  after the date hereof,  the Company shall prepare  and file  with the SEC a  preliminary  proxy or  information  statement relating to the Merger and this  Agreement and use all best efforts to file such preliminary proxy or information statement with the SEC within ten (10) business days after the consummation of the Offer, and obtain and furnish the information required  to  be  included  by  the  SEC  in  the  Proxy  Statement  and,  after consultation  with Purchaser,  respond  promptly to any comments made by the SEC with  respect to the  preliminary  proxy or  information  statement  and cause a
definitive  proxy  or  information   statement,   including  any  amendments  or
supplements  thereto (the "PROXY STATEMENT") to be mailed to its stockholders at the earliest practicable date, provided that no amendments or supplements to the
Proxy  Statement  will be made by the Company  without prior  consultation  with
Purchaser and its counsel.

      (c) If at any time prior to the Effective Time any information relating to the Company or Purchaser,  or any of their  respective  affiliates,  officers or directors,  should be discovered by the Company or Purchaser which should be set forth in an amendment or  supplement to the Proxy  Statement,  so that the Proxy
Statement would not include any misstatement of a material fact or omit to state any material  fact  necessary to make the  statements  therein,  in light of the circumstances  under  which  they were made,  not  misleading,  the party  which discovers such information shall promptly notify the other parties hereto and an appropriate  amendment  or  supplement  describing  such  information  shall  be promptly filed with the SEC and, to the extent required by Law,  disseminated to the shareholders of the Company.

                                       33

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 54 of 114 Pages
--------------------------                            --------------------------

      (d) Subject to the fiduciary  obligations  of the Board  determined  after consultation  with outside legal  counsel,  the Company shall (i) include in the
Proxy Statement the recommendation of the Board that shareholders of the Company vote in favor of the  approval of the Merger and the  approval  and  adoption of this Agreement, and (ii) use its reasonable best efforts to procure the approval of the shareholders of the Company for the Merger required under applicable Law.

      (e) No filing of, or amendment or supplement to, the Proxy  Statement will be made by the Company without providing Purchaser the opportunity to review and comment thereon.  Purchaser shall  immediately  review and comment upon any such filing,  amendment or supplement.  The Company will advise  Purchaser,  promptly after it receives notice thereof, of any request by the SEC for amendment of the
Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

      (f) Notwithstanding the provisions of paragraphs (a) through (f) above, in the event that  Parent,  Holdco,  Purchaser  and any of their  subsidiaries  and affiliates  shall have acquired  Shares and Class B Shares (taken  together with
Shares and Class B Shares  then owned by Parent,  Holdco,  Purchaser  and any of their  subsidiaries and affiliates)  constitute in the aggregate at least 90% of the voting power of the outstanding  Shares and Class B Shares,  pursuant to the
Offer or otherwise,  the parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition,  without a meeting of  stockholders  of the Company,  in accordance with Section 253 of the DGCL.

4.5. COMMERCIALLY REASONABLE EFFORTS.

      Subject to the terms and conditions herein provided, including Section 4.8 of this Agreement, the Company agrees to use its commercially reasonable efforts to take, or cause to be taken,  all actions and to do, or cause to be done,  all things  necessary,  proper or  advisable  to  consummate  and make  effective as promptly  as  practicable  the Offer and the Merger  and the other  transactions contemplated by this Agreement and the other Transaction  Documents,  including, but not limited to, (i) obtaining all Consents from Governmental Authorities and other third parties  required for the  consummation  of the Offer and the Merger and the other transactions  contemplated hereby (provided that the Company shall not make any  payment or amend the terms of any  agreement  in  connection  with obtaining  any such Consent  without the prior  written  approval of Holdco) and
(ii)  consulting  and  cooperating  with and providing  assistance to Holdco and
Purchaser in the  preparation and filing with the SEC of the Offer Documents and all necessary amendments and supplements thereto.  Upon the terms and subject to the conditions hereof, the Company agrees to use commercially reasonable efforts to take, or cause to be taken,  all actions and to do, or cause to be done,  all things  necessary to satisfy the conditions to the consummation of the Offer and the Closing set forth herein.

                                       34

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 55 of 114 Pages
--------------------------                            --------------------------

4.6. PUBLIC ANNOUNCEMENTS.

      Subject  to the  fiduciary  obligations  of the  Board,  so  long  as this
Agreement is in effect,  the Company  shall,  and shall cause its affiliates to, consult with Purchaser before issuing,  and provide Purchaser the opportunity to review and comment upon, any press release or any other public announcement with respect to this Agreement,  the other Transaction Documents and the transactions contemplated  hereby and thereby,  including the Offer or the Merger,  and shall not  issue  any  such  press  release  or  public  announcement  prior  to  such consultation, except as required by applicable Law or regulatory authority.

4.7. COMPLIANCE.

      In  consummating  the  Offer,  the  Merger  and  the  other   transactions
contemplated by this Agreement and the other Transaction Documents,  the Company shall comply in all material  respects  with the  provisions of the Exchange Act and the Securities Act and shall comply in all material  respects with all other applicable Laws.

4.8. EXCLUSIVITY.

      (a) The Company agrees that,  during the period from the date hereof until the Closing Date, it shall not, and shall cause its directors, officers, agents, representatives,  and any other person acting on its behalf  (collectively,  the
"REPRESENTATIVES") not to, directly or indirectly, (i) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into: (A)
a merger, consolidation, share exchange or other business combination or similar transaction  involving  the Company,  (B) an  acquisition  of 10% or more of the then-outstanding  equity securities of the Company, (C) an acquisition of equity securities,  or of debt  securities  or  other  securities  convertible  into or exchangeable  for equity  securities of the Company,  which would,  after giving effect  to  such  conversion  or  exchange,  constitute  more  than  10%  of the outstanding equity securities of the Company, (D) a sale, transfer,  conveyance, lease or disposal of all or any significant portion of the assets of the Company in one  transaction  or a series of related  transactions  (other  than sales of inventory  or assets no longer  useful in the  business,  in each  case,  in the ordinary course of business), (E) a liquidation or dissolution of the Company or the adoption of a plan of  liquidation  or  dissolution  by the Company,  (F) an agreement,  understanding or other  arrangement  providing for the occurrence of individuals  who at the beginning of such period  constituted the Board or other governing body of the Company (together with any new directors whose election to such Board or whose  nomination for election by the  stockholders of the Company was approved by a vote of a majority of the  directors  then still in office who were either  directors  at the  beginning  of such  period or whose  election or nomination for election was  previously so approved),  ceasing for any reason to constitute a majority of such Board then in office or (G) any other  transaction in lieu of,  or which  would  intend  to impede  or  prevent,  the  transactions contemplated by this Agreement and the other Transaction Documents, the Offer or the Merger (any of the foregoing, a "COMPETING  TRANSACTION"),  (ii) participate

                                       35

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 56 of 114 Pages
--------------------------                            --------------------------

or engage  in any  discussions  (except  to  notify  of the  existence  of these provisions)  or  negotiations  with,  or  disclose  or  provide  any  non-public information  or data relating to the Company or any subsidiary of the Company or afford access to the properties, books or records or employees of the Company or any  subsidiary  of the  Company  to, any third  party  relating  to a Competing
Transaction,  or knowingly facilitate any effort or attempt to make or implement a Competing Transaction or accept a Competing  Transaction;  or (iii) enter into any  contract  (including  any  agreement  in  principle,  letter  of  intent or understanding)  with respect to or  contemplating  any Competing  Transaction or enter into any agreement,  arrangement or understanding requiring the Company to abandon,  terminate or fail to consummate the transactions  contemplated by this
Agreement and the other Transaction Documents.

      (b)  Notwithstanding  anything to the  contrary  contained in this Section
4.8, in the event that,  prior to the time of the first acceptance of Shares for payment  pursuant to the Offer,  the Company  receives an unsolicited  bona fide written  Competing  Transaction  (under  circumstances  in which the Company has complied with its  obligations  under Section  4.8(a)(i)) with respect to itself from a third  party that its Board has in good faith  concluded  (following  the receipt of the advice of its  reputable  outside legal counsel and its financial advisor of recognized  reputation) (i) that such Competing Transaction is, or is reasonably likely to result in, a Superior Proposal and (ii) that the failure to provide  nonpublic  information or data concerning the Company or participate in negotiations or discussions  concerning such Competing  Transaction would result in a breach by the Board of its fiduciary  duties to the Company's  stockholders or creditors under applicable law, it may then take the following  actions:  (1)
furnish  nonpublic   information  to  the  third  party  making  such  Competing
Transaction,  provided that (A) concurrently  with furnishing any such nonpublic information to such party, it gives Purchaser written notice of its intention to furnish  such  nonpublic  information,  (B) it receives  from the third party an executed  confidentiality  agreement containing customary limitations on the use and disclosure of all nonpublic information furnished to such third party on its behalf, the terms of which are at least as restrictive on the third party as the terms  contained in the  Confidentiality  Agreement (and  containing  additional provisions  that  expressly  permit the Company to comply with the provisions of this  Section  4.8) and (C)  contemporaneously  with  furnishing  any  nonpublic information  to such third party,  it furnishes  such  nonpublic  information to
Purchaser (to the extent such nonpublic  information  has not been previously so furnished);  and (2) engage in negotiations with the third party with respect to the  Competing  Transaction,  provided  that  concurrently  with  entering  into negotiations  with such third party,  it gives  Purchaser  written notice of its intention to enter into negotiations with such third party.

      (c)  Subject  to  Sections  4.8(d)  and (e),  neither  the  Board  nor any committee  thereof  shall (i)  withdraw,  qualify,  modify or amend (or publicly propose  to  withdraw,  qualify,  modify  or  amend) in any  manner  adverse  to
Purchaser,  its recommendation of this Agreement (the  "RECOMMENDATION") or take any action or make any  statement,  filing or release,  in  connection  with the meeting of the stockholders of the Company, inconsistent with its recommendation of this  Agreement,  the Offer or the Merger (it being  understood that taking a neutral  position or no position with respect to a Competing  Transaction  shall each be  considered  an  adverse  modification  of its  Recommendation)  or (ii)
approve or recommend (or propose publicly to approve or recommend) any Competing
Transaction (each of the foregoing is referred to herein as a "COMPANY CHANGE IN
RECOMMENDATION").

      (d) Notwithstanding  anything in this Agreement to the contrary, the Board shall be  permitted,  at any time prior to the time of the first  acceptance  of
Shares for payment  pursuant to the Offer,  in response to an  unsolicited  bona fide  written  Competing  Transaction  (a copy of  which  shall be  provided  to
Purchaser  within 24 hours of  receipt  thereof,  including  any  amendments  or modifications  thereto),  to  approve  or  recommend,  or  propose to approve or
recommend,   any  Competing  Transaction  and,  subject  to  the  Company  first exercising  its right to terminate this Agreement  under Section  7.1(g),  enter

                                       36

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 57 of 114 Pages
--------------------------                            --------------------------

into a  bona  fide  agreement  contemplating  a  Competing  Transaction,  and in
connection   therewith,   to   withdraw,   modify  or  change  the  approval  or
recommendation by the Board of this Agreement,  the Offer or the Merger but only if (i) the Board concludes in good faith after  consultation  with the Company's financial  advisor of recognized  reputation and reputable outside legal counsel that such  Competing  Transaction  constitutes  a  Superior  Proposal,  (ii) the
Company  shall  promptly  (but in no event  later than 24 hours  after the Board reaches  such  conclusion)  have  given  written  notice to  Purchaser  advising
Purchaser that the Company has received a Superior  Proposal from a third party, specifying the material terms and conditions of such Superior Proposal and (iii)
either (A)  Purchaser  shall not have revised its  proposal  with respect to the transactions  contemplated  hereby within (x) 10 business days after the date on which such notice is deemed to have been given to  Purchaser or (y) in the event of any counter-proposal  with respect to such Competing Transaction from a third party that has  previously  submitted a Superior  Proposal,  three business days after the date on which notice of such  counter-proposal  is deemed to have been given to Purchaser or (B) if Purchaser within such period shall have revised its proposal with respect to the transactions  contemplated hereby, the Board, after consultation with the Company's  financial advisor of recognized  reputation and reputable  outside legal counsel,  shall have  determined in good faith that the
third  party's  Competing   Transaction  is  a  Superior  Proposal  relative  to
Purchaser's revised proposal.

      (e) Nothing  contained in this Agreement shall prohibit the Company or its
Board from taking and disclosing to its  stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a)
promulgated  under the Exchange Act to the extent  required by  applicable  law;
PROVIDED,  however, that any such disclosure relating to a Competing Transaction shall be deemed a Company Change in  Recommendation  unless the Board  reaffirms its Recommendation in such disclosure. Nothing contained in this Agreement shall prohibit  the Board or any  committee  thereof  from making a Company  Change in
Recommendation  if the Board or such  committee  concludes  in good faith  after consultation with reputable legal counsel that the failure to do would result in a breach by the Board or such committee of its fiduciary duties to the Company's stockholders or creditors.

      (f) The Company shall  immediately  cease and cause to be  terminated  any
existing  solicitation,   initiation,  encouragement,  activity,  discussion  or
negotiation with any parties  conducted  heretofore by the Company or any of its
Representatives with respect to any Competing  Transactions existing on the date of this Agreement. The Company will promptly notify Purchaser if the Company (or any of its  Representatives)  receives any such Competing  Transactions  and the details thereof, and keep Purchaser informed with respect to each such Competing
Proposal.

      (g) For  purposes  of this  Agreement,  "SUPERIOR  PROPOSAL"  shall mean a
Competing  Transaction that the Board has in good faith concluded (following the receipt of advice of its  reputable  outside  legal  counsel  and its  financial advisor of recognized reputation),  taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person or group making the proposal, to be more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the terms of this Agreement and is reasonably capable of being consummated.

                                       37

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 58 of 114 Pages
--------------------------                            --------------------------

      (h) The Company acknowledges that Holdco and Purchaser will be entitled to obtain a court  order in any court of  competent  jurisdiction  against  acts of non-compliance  with this  Section  4.8,  without  the  posting of bond or other security, in addition to, and not in lieu of, other remedies they may have.

4.9. SEC AND STOCKHOLDER FILINGS.

      The  Company  shall send to  Purchaser  a copy of all public  reports  and materials  as and when it sends  the  same to its  stockholders,  the SEC or any state or foreign securities commission.

4.10. STATE TAKEOVER LAWS.

      Notwithstanding  any  other  provision  in this  Agreement,  if any  state
takeover  statute  may  become,   or  may  purport  to  be,  applicable  to  the
transactions  contemplated in this Agreement or the Transaction  Documents,  the
Company  and the members of its Board will use all  reasonable  efforts to grant such  approvals and take such actions as are necessary so that the  transactions contemplated by this Agreement and the Transaction  Documents may be consummated as promptly as practicable on the terms and conditions  contemplated  hereby and thereby and otherwise act to eliminate the effect of any takeover statute on any of the transactions contemplated by this Agreement or the Transaction Documents.

                                    ARTICLE V
              ADDITIONAL COVENANTS OF PARENT, HOLDCO AND PURCHASER

5.1. NOTIFICATION OF CERTAIN MATTERS.

      Parent,  Holdco and  Purchaser  shall give prompt notice to the Company if any  of  the  following  occur  after  the  date  of  this  Agreement:  (i)  any representation or warranty made by Parent, Holdco or Purchaser in this Agreement is untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; (ii) there has been a material failure of Parent,  Holdco or  Purchaser  or any of their  respective  representatives  to  comply  with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or them  hereunder;  (iii)  receipt of any notice or other  communication  in writing from any third party alleging that the Consent of such third party is or may be  required  in  connection  with  the  transactions  contemplated  by this
Agreement or the  Transaction  Documents,  provided that such Consent would have been  required to have been  disclosed  in this  Agreement;  (iv) receipt of any
material  notice  or  other   communication  from  any  Governmental   Authority
(including,  but not limited to, the NASD) in connection  with the  transactions contemplated by this Agreement or the Transaction Documents;  (v) the occurrence of an event which  would  reasonably  be  expected to have a Purchaser  Material
Adverse Effect;  or (vi) the commencement or threat of any Litigation  involving or  affecting  Parent  or any of its  subsidiaries,  or any of their  respective properties or assets,  or, to its knowledge,  any employee,  agent,  director or officer,  in his or her capacity as such,  of Parent or any of its  subsidiaries which,  if pending on the date  hereof,  would have been  required  to have been disclosed in this Agreement or which relates to the consummation of the Offer or the  Merger.  No such  notice  to the  Company  shall  have  any  effect  on the determination  of  whether  or not any of the  conditions  to  Closing or to the consummation  of the Offer have been satisfied or in determining  whether or not any of the representations,  warranties or covenants contained in this Agreement have been breached.

                                       38

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 59 of 114 Pages
--------------------------                            --------------------------

5.2. BEST EFFORTS.

      Subject  to the terms and  conditions  herein  provided,  each of  Parent,
Holdco and  Purchaser  agrees to use its best  efforts  to take,  or cause to be taken, all actions and to do, or cause to be done, all things necessary,  proper or advisable to consummate  and make  effective as promptly as  practicable  the
Offer and the Merger and the other  transactions  contemplated by this Agreement and the  other  Transaction  Documents,  including,  but  not  limited  to:  (i)
obtaining all Consents  from  Governmental  Authorities  and other third parties required  for the  consummation  of the  offer  and  the  Merger  and the  other transactions contemplated hereby and by the other Transaction Documents and (ii)
consulting and cooperating  with and providing  assistance to the Company in the preparation  and  filing  with  the SEC of the  Schedule  14D-9  and  the  Proxy
Statement, if applicable,  and all necessary amendments and supplements thereto.
Upon the terms and subject to the conditions hereof, each of Parent,  Holdco and
Purchaser  agrees to use best efforts to take, or cause to be taken, all actions and to do, or cause to be done,  all things  necessary to satisfy the conditions to the  consummation  of the Offer and the  Closing  set  forth  herein,  and to consummate the  transactions  contemplated  hereby and by the other  Transaction
Documents.

5.3. COMPLIANCE.

      In  consummating  the  Offer,  the  Merger  and  the  other   transactions
contemplated hereby and by the other Transaction  Documents,  Parent, Holdco and
Purchaser shall comply, and cause their respective  subsidiaries to comply or to be in compliance,  in all material  respects with the provisions of the Exchange
Act, the Securities Act and all other applicable Laws.

5.4. INDEMNIFICATION.

      (a) Parent agrees that all rights to exculpation and  indemnification  for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers or employees or agents (the "COMPANY
INDEMNIFIED  PARTIES")  of the  Company  or any of  its  subsidiaries  or  other entities, at the request of the Company or any of its subsidiaries,  as provided in its charter or by-laws or in any  agreement  shall  survive the Offer and the
Merger and shall  continue  in full force and  effect in  accordance  with their terms.  For six  years  from the  Effective  Time  (or,  in the case of  matters occurring at or prior to the Effective Time that have not been resolved prior to the sixth  anniversary  of the  Effective  Time,  until such matters are finally resolved),  Parent shall indemnify the Company  Indemnified  Parties to the same extent as such  Company  Indemnified  Parties are  entitled  to  indemnification
pursuant  to  the   preceding   sentence.   As  of  the  Effective   Time,   the
indemnification  and  exculpation  provisions  contained  in the  Bylaws and the
Certificate of Incorporation of the Surviving  Corporation  shall be at least as

                                       39

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 60 of 114 Pages
--------------------------                            --------------------------

favorable  to  individuals  who  immediately  prior  to the  Closing  Date  were directors, officers, agents or employees of the Company or otherwise entitled to indemnification  under the Company's Bylaws or Certificate of Incorporation  (an
"INDEMNIFIED  PARTY") as those  contained in the Bylaws and the  Certificate  of
Incorporation of the Company,  respectively,  and shall not be amended, repealed or  otherwise  modified  for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights  thereunder of any Indemnified
Party; PROVIDED,  HOWEVER, that nothing contained herein shall limit Purchaser's ability to merge the Company or the Surviving  Corporation into Purchaser or any of its subsidiaries or any other person or otherwise  eliminate the Company's or the Surviving  Corporation's  corporate existence in each case provided that the surviving  entity shall assume the  obligations  of the Company or the Surviving
Corporation in accordance with SECTION 5.4(C). The Company hereby covenants that it shall,  to the fullest extent  permitted under Delaware law and regardless of whether the Merger becomes effective,  indemnify,  defend and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted  under  Delaware  law,  indemnify,  defend  and  hold  harmless,  each
Indemnified Party against any costs or expenses (including reasonable attorneys'
fees), judgments,  fines, losses, claims, damages,  liabilities and amounts paid in  settlement  in  connection  with any  claim,  action,  suit,  proceeding  or investigation,  including,  without limitation,  liabilities arising out of this
Agreement or the  Transaction  Documents or under the  Exchange  Act,  occurring through the Closing  Date,  and in the event of any such  claim,  action,  suit, proceeding  or  investigation  (whether  arising  before or after the  Effective
Time),  (i) the Company or the Surviving  Corporation  shall pay the  reasonable fees and expenses of counsel selected by the Indemnified Parties,  which counsel shall be reasonably  satisfactory  to the Company or the Surviving  Corporation, promptly  as  statements  therefor  are  received,  and (ii) the Company and the
Surviving  Corporation  will  cooperate  in  the  defense  of any  such  matter;
PROVIDED,  HOWEVER, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably  withheld);  and PROVIDED,  FURTHER,  that neither the
Company nor the Surviving  Corporation shall be obliged pursuant to this Section
5.4 to pay  the  fees  and  disbursements  of  more  than  one  counsel  for all
Indemnified  Parties in any single  action,  except to the extent  that,  in the reasonable opinion of counsel for the Indemnified  Parties,  two or more of such
Indemnified  Parties have  conflicting  interests in the outcome of such action.
Notwithstanding anything to the contrary in this Section 5.4 or in the Bylaws or
Certificate  of  Incorporation  of  the  Surviving  Corporation,  the  foregoing indemnification  shall not be  available to an  Indemnified  Party to the extent that a claim arises in connection with facts or circumstances which, if known by
Purchaser  prior to the Effective Time,  would have  constituted a breach of the
Company's  representations,  warranties,  covenants or  agreements  made in this
Agreement.  In the event that any  Indemnified  Party  becomes  involved  in any actual or threatened action, suit, claim,  proceeding or investigation after the
Closing Date, the Surviving  Corporation shall advance to such Indemnified Party his or her legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith),  subject to the providing by such
Indemnified  Party of an undertaking to reimburse all amounts so advanced in the event  of a  determination  of a  court  of  competent  jurisdiction  that  such
Indemnified Party is not entitled thereto.

      (b) The Surviving Corporation shall either (i) cause to be obtained at the
Effective  Time "tail"  insurance  policies with a claims period of at least six
(6) years from the  Effective  Time with  respect to  directors'  and  officers'
liability  insurance in amount and scope at least as favorable as the  Company's existing  policies for claims  arising from facts or events that  occurred on or prior to the  Effective  Time; or (ii) maintain in effect for six (6) years from

                                       40

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 61 of 114 Pages
--------------------------                            --------------------------

the Effective Time, if available, the current directors' and officers' liability insurance  policies  maintained  by the  Company  (provided  that the  Surviving
Corporation  may  substitute  therefor  policies of at least the same  coverage, amounts and retentions with substantially  comparable  insurers containing terms and  conditions  that are no less  favorable  to the  insured)  with  respect to matters  occurring prior to the Effective Time;  PROVIDED,  HOWEVER,  that in no event  shall the  Surviving  Corporation  be  required  to make  annual  premium payments for such  insurance in excess of two times the annual  premiums paid by the  Company  for such  insurance  as of the  date  hereof  ("COMPANY'S  CURRENT
PREMIUM"),  and if such premiums for such insurance would at any time exceed two times the Company's Current Premium,  then the Surviving Corporation shall cause to be maintained  policies of insurance  which,  in the Surviving  Corporation's good faith  determination,  provide the maximum coverage  available at an annual premium equal to two times the Company's Current Premium. The Company represents that the amount of Company's  Current  Premium is set forth in SECTION 5.4(B) of the Company Disclosure Schedule.

      (c) If the Surviving  Corporation  or any of its successors or assigns (i)
consolidates  with  or  merges  into  any  other  person  and  shall  not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially  all of its properties and assets to any person,  then,  and in each such case,  to the extent  necessary,  proper provision  shall be made so that the  successors  and  assigns of the  Surviving
Corporation assume the obligations set forth in this Section 5.4.

      (d) The  provisions  of this  Section  5.4 (i) are  intended to be for the benefit of, and shall be  enforceable  by, each  Indemnified  Party,  his or her heirs and  representatives  and (ii) are in addition to, and not in substitution for, any other rights to  indemnification  or contribution  that any such person may have by contract or otherwise.

5.5. BENEFIT PLANS AND EMPLOYEE MATTERS.

      (a)  Purchaser  shall,  to the extent  practicable,  either  maintain  and provide to the Company's employees who continue  employment with Purchaser,  the
Surviving  Corporation  or any  subsidiary  thereof,  the employee  benefits and programs  of the  Company as  substantially  in effect as of the date  hereof or cause the Surviving  Corporation  to provide  employee  benefits and programs to such employees that, in the aggregate,  are substantially comparable to those of the Company.  The Company  shall  provide  Purchaser  with such  information  as
Purchaser may reasonably  request regarding the Company's  employee benefits and programs in order to assist  Purchaser in complying with its  obligations  under this  Section  5.5(a).  Nothing in this  Section  5.5(a)  shall be  construed to prohibit or restrict  Purchaser  or the  Surviving  Corporation  from  amending, suspending or terminating  any of its employee  benefit plans or programs at any time.  Nothing in this  Section  5.5 or  elsewhere  in this  Agreement  shall be construed to create a right in any employee to employment  with  Purchaser,  the
Surviving  Corporation or any of their  subsidiaries  and the employment of each such  employee  shall be "at will"  employment,  except to the extent  otherwise provided in a written employment agreement.

      (b) From and after the Effective  Time,  the Surviving  Corporation  shall honor, in accordance with their terms,  all employment and severance  agreements
listed  in  SECTION  5.5(B)  of  the  Company  Disclosure   Schedule  in  effect
immediately  prior to the  Closing  Date that are  applicable  to any current or former employees or directors of the Company. To the knowledge of the Company as of the date of the Agreement,  there are no other material written employment or severance agreements to which the Company is a party.

                                       41

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 62 of 114 Pages
--------------------------                            --------------------------

5.6. PUBLIC ANNOUNCEMENTS.

      So long as this  Agreement  is in effect,  Parent,  Holdco  and  Purchaser shall,  and shall cause their  affiliates  to,  consult with the Company  before issuing, and provide the Company the opportunity to review and comment upon, any press release or any other public  announcement  with respect to this Agreement, the other  Transaction  Documents and the transactions  contemplated  hereby and thereby,  including the Offer or the Merger,  and shall not issue any such press release or public announcement prior to such consultation, except as required by applicable Law or regulatory authority.

5.7. AVAILABILITY OF FUNDS.

      Simultaneously with the execution of this Agreement, Parent or one or more of its  affiliates  shall have entered into a Bridge Term Loan Credit  Agreement with the Company (the "CREDIT FACILITY"), in the form attached hereto as EXHIBIT
B. The Credit  Facility  shall be available to the Company in order to (i) repay the $30,000,000 Bridge Term Loan Credit Agreement,  dated as of October 3, 2005, by and among the  Company,  the lenders  listed  therein and PWJ Lending LLC, as agent and pay prepayment penalties and provide working capital to the Company in the approximate total amount of $20,000,000, (ii) to repay the obligations under the Senior  Credit  Agreement as provided in the Credit  Facility,  and (iii) to provide an additional $20 million of working capital,  as provided in the Credit
Facility.

5.8. NO DISPOSITION OF SHARES; OBLIGATION TO VOTE.

      During the time this Agreement is in effect,  Parent, Holdco and Purchaser shall  not,  and  shall  not  permit  any of their  respective  subsidiaries  or affiliates to, sell, pledge, assign, encumber, grant any proxy or enter into any voting or similar  agreement with respect to,  transfer or otherwise  dispose of
(collectively,  "TRANSFER"),  or agree to Transfer, any Shares or Class B Shares owned by them as of the date hereof or  subsequently  acquired by them,  or take any other action that would restrict,  limit or interfere with their obligations under this Agreement or any of the  Transaction  Documents.  Parent,  Holdco and
Purchaser shall,  and shall cause their  respective  subsidiaries and affiliates to, vote, or cause to be voted,  all of the Shares acquired in the Offer and all
Shares and Class B Shares  otherwise owned by any of them or their  subsidiaries and  affiliates  in favor of the  approval  and  adoption of the Merger and this
Agreement.

                                   ARTICLE VI
                                   CONDITIONS

6.1. CONDITIONS TO EACH PARTY'S OBLIGATIONS.

      The  respective  obligations  of each party to effect the Merger  shall be subject to the  fulfillment  or waiver at or prior to the Effective  Time of the following conditions:

                                       42

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 63 of 114 Pages
--------------------------                            --------------------------

      (a)  STOCKHOLDER  APPROVAL.  If  required  under  the  DGCL,  the  Company
Stockholder Approval shall have been obtained.

      (b)  NO  INJUNCTION  OR  ACTION.  No  order,  statute,  rule,  regulation, executive order, stay,  decree,  judgment or injunction shall have been enacted, entered,  promulgated or enforced by any court or other  Governmental  Authority since the date of this Agreement,  which prohibits or prevents the  consummation of the Merger and which has not been  vacated,  dismissed or withdrawn  prior to the Effective  Time. The Company,  Parent,  Holdco and Purchaser shall use their best efforts to have any of the foregoing vacated, dismissed or withdrawn by the
Effective Time.

      (c) PURCHASE OF SHARES.  Parent,  Holdco and Purchaser or any affiliate of either of them shall have purchased  Shares  pursuant to the Offer that together with shares  otherwise owned by Purchaser and its affiliates  represent at least the  Minimum  Condition  (unless  such  Minimum  Condition  has been  waived  by
Purchaser and the Company, in each of their sole discretion).

      (d) EXPIRATION OF OFFERING.  Any "subsequent  offering  period" shall have expired.

6.2. [RESERVED].

6.3. CONDITIONS TO OBLIGATIONS OF THE COMPANY.

      The  obligations  of the Company to effect the Merger  shall be subject to the  fulfillment at or prior to the Effective  Time of the following  additional condition, which may be waived by the Company:

      (a)  PERFORMANCE  BY PARENT,  HOLDCO  AND  PURCHASER.  Parent,  Holdco and
Purchaser  shall  have  performed  and  complied  with  all  the  covenants  and agreements in all material  respects and satisfied in all material  respects all the  conditions  required by this  Agreement to be performed or complied with or satisfied by Parent, Holdco and Purchaser at or prior to the Effective Time.

6.4. FRUSTRATION OF CONDITIONS.

      Neither Purchaser nor the Company may rely on the failure of any condition set forth in this  Article VI to be satisfied if such failure was caused by such party's  failure to comply with or perform any of its  covenants or  obligations set forth in this Agreement.

                                       43

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 64 of 114 Pages
--------------------------                            --------------------------

                                   ARTICLE VII
                           TERMINATION AND ABANDONMENT

7.1. TERMINATION.

      This Agreement may be terminated and the Merger and the other transactions may be abandoned at any time prior to the time of the first acceptance of Shares for payment pursuant to the Offer ("FIRST  ACCEPTANCE  TIME") by action taken or authorized by the Board of Directors or general partner,  as the case may be, of the terminating party or parties,  as follows (the date of any such termination, the "TERMINATION DATE"):

      (a) by mutual written consent of Purchaser and the Company;

      (b) by either Purchaser or the Company, if the First Acceptance Time shall not have occurred on or before May 31, 2006; PROVIDED,  HOWEVER,  that the right to terminate this Agreement  under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation  under this Agreement has been the cause of, or resulted in, the failure of the First  Acceptance Time to occur on or before such date;

      (c) by either  Purchaser or the  Company,  if any  Governmental  Authority
shall have enacted, issued, promulgated, enforced or entered any legally binding
injunction,   order,  decree  or  ruling  (whether  temporary,   preliminary  or
permanent)  or taken any other  action  (including  the failure to have taken an action) which has become final and  non-appealable  and has the effect of making consummation  of the  Merger  illegal or  otherwise  preventing  or  prohibiting consummation  of the Merger;  PROVIDED that the party seeking to terminate  this
Agreement  shall have used its  reasonable  best  efforts to remove or lift such injunction, order, decree or ruling;

      (d)  by  Purchaser,  following  twenty  (20)  days  prior  notice  of  the occurrence  of an Extremely  Detrimental  Effect,  to the extent such  Extremely
Detrimental  Effect has not been  cured  during  such  twenty  (20) day  period;
PROVIDED,  HOWEVER,  that for purposes of this clause (d), any adverse effect on the continued  availability of employees or  relationships  with vendors arising out of the  announcement  or pendency of this Agreement,  the other  Transaction
Documents  and the  transactions  contemplated  hereby and thereby  shall not be taken into account in determining  whether an Extremely  Detrimental  Effect has occurred.

      (e) by  Purchaser,  if none of Parent,  Purchaser or Holdco is in material breach  of  its  obligations  under  this  Agreement,  and  if  (i)  any  of the representations  and warranties of the Company herein is untrue or inaccurate in any material  respect  (except that where any statement in a  representation  or warranty  expressly  includes a "material  adverse effect",  "material" or other materiality  qualifier,  such  representation  or  warranty  shall be untrue and inaccurate  in all  respects)  on the date of this  Agreement  or is  untrue  or inaccurate  and would  reasonably  be expected to have an Extremely  Detrimental
Effect  on and  as of  the  First  Acceptance  Time  (except  to  the  extent  a representation or warranty expressly speaks of an earlier date, in which case as of such  earlier  date),  or (ii)  there  has been a  breach  on the part of the
Company of any of its covenants or  agreements  under this  Agreement,  and such breach of a covenant or agreement  (if curable) has not been cured within twenty
(20) days  after  notice to the  Company  and (if not cured)  would  result in a material  adverse affect on the parties'  ability to consummate the transactions contemplated by this Agreement;

                                       44

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 65 of 114 Pages
--------------------------                            --------------------------

      (f) by the  Company,  if the  Company  is not in  material  breach  of its obligations  under this  Agreement,  and if (i) any of the  representations  and warranties of Parent,  Purchaser or Holdco herein is untrue or inaccurate in any material  respect  (except  that  where any  statement  in a  representation  or warranty  expressly  includes a "material  adverse effect",  "material" or other materiality  qualifier,  such  representation  or  warranty  shall be untrue and inaccurate  in all  respects)  on the date of this  Agreement  or is  untrue  or inaccurate and would reasonably be expected to have a Purchaser Material Adverse
Effect on as of the First Acceptance Time (except to the extent a representation or  warranty  expressly  speaks of an  earlier  date,  in which  case as of such earlier  date),  or (ii)  there has been a breach on the part of any of  Parent,
Purchaser  or  Holdco  of  any of  their  covenants  or  agreements  under  this
Agreement,  and such breach of a covenant or agreement (if curable) has not been cured within  twenty (20) days after notice to Parent,  Purchaser or Holdco,  as the case may be, and (if not cured) would result in a material adverse affect on the  parties'  ability  to  consummate  the  transactions  contemplated  by this
Agreement;

      (g) by  Purchaser,  if the Board  shall have (i) made a Company  Change in
Recommendation  or (ii) entered into an agreement  other than a  confidentiality agreement with respect to a Competing Transaction; or

      (h) by the  Company,  if the Board  shall  have  made a Company  Change in
Recommendation,  but only (i) after  providing  written  notice to  Purchaser (a
"NOTICE OF SUPERIOR  OFFER")  advising  Purchaser  that the Board has received a
Superior Proposal, specifying the material terms and conditions of such Superior
Proposal and identifying the person making such Superior  Proposal,  and (ii) if
Purchaser does not, within three (3) business days of Purchaser's receipt of the
Notice of Superior Offer, make an offer such that the Board  determines,  in its good faith  judgment  (after  consultation  with its  advisors),  such  Superior
Proposal  is no longer a Superior  Proposal;  PROVIDED  that  during  such three business day period,  the Company shall  negotiate in good faith with  Purchaser
(to the extent  Purchaser  wishes to negotiate) to enable Purchaser to make such an offer;  PROVIDED,  HOWEVER,  that any such purported  termination pursuant to this Section  7.1(h) shall be void and of no force or effect  unless the Company concurrently with such termination pays to Purchaser the Termination Expenses in accordance  with  Section 7.3;  and  PROVIDED  FURTHER  that Parent,  Holdco and
Purchaser  acknowledge  and agree that  concurrently  with such  termination the
Company may enter into a definitive  agreement  providing for  implementation of such Superior Proposal.

7.2. EFFECT OF TERMINATION.

      In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall  forthwith  become void (except that the provisions of this
Section  7.2 and  Section  7.3  (Fees  and  Expenses)  shall  survive  any  such termination),  and there shall be no other liability under this Agreement on the part of any party hereto;  PROVIDED,  HOWEVER, that nothing herein shall relieve any party from  liability  for any  willful  and  material  breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

                                       45

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 66 of 114 Pages
--------------------------                            --------------------------

7.3. FEES AND EXPENSES.

      (a) Whether or not the  transactions  contemplated  in this  Agreement are consummated or this  Agreement is terminated,  the Company shall pay or cause to be paid all costs and expenses  incident to the  performance of its  obligations hereunder,  including  without  limitation,  all of its fees, costs and expenses incident to the preparation, issuance, execution, authentication and delivery of this  Agreement  and  the  other  Transaction  Documents  and  the  transactions contemplated hereby and thereby. The Company shall pay, and hold Parent,  Holdco and Purchaser  harmless  against,  any  liability,  loss or expense  (including, without  limitation,  reasonable  attorney's  fees and out of  pocket  expenses)
arising in connection with any claim relating to any such payment.

      (b)  Whether  or not  the  transactions  contemplated  in the  Transaction
Documents are consummated or this Agreement is terminated, the Company shall pay or cause to be paid  all  out-of-pocket  costs,  fees and  expenses  (including, without  limitation,  all fees and other  client  charges and expenses of Olshan
Grundman  Frome  Rosenzweig  & Wolosky  LLP,  counsel  for  Parent,  Holdco  and
Purchaser)  ("EXPENSES")  incurred  by,  or on behalf  of,  Parent,  Holdco  and
Purchaser in connection  with the  transactions  contemplated by the Transaction
Documents, including, but not limited to, in connection with (i) any accounting, business,  environmental,  legal,  or  regulatory  due  diligence  review of the
Company and its  business  and (ii) the  revision,  negotiation,  execution  and delivery of the Transaction  Documents and any related documents up to a maximum reimbursement of $750,000 with respect to this Section 7.3(b). The Company shall within ten (10)  business  days of any  written  request  by  Parent,  Holdco or
Purchaser,  as the case may be, pay or reimburse Parent, Holdco or Purchaser, as the case may be, for the Expenses set forth in such written request.

                                  ARTICLE VIII
                                  MISCELLANEOUS

8.1. AMENDMENT AND MODIFICATION.

      At any time before or after adoption of this Agreement by the shareholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented  in writing by the Company and Purchaser with respect to any of the terms contained in this Agreement; PROVIDED, HOWEVER, that following approval by the  shareholders  of the Company  there shall be no  amendment or change to the provisions hereof with respect to the Merger Consideration or the Class B Merger
Consideration as provided herein nor any amendment or change not permitted under applicable Law, without further approval by the shareholders of the Company.

8.2. WAIVER OF COMPLIANCE; CONSENTS.

      At any time prior to the Effective Time, any party may:

      (a) extend the time for the  performance of any of the obligations or acts of the other party;

                                       46

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 67 of 114 Pages
--------------------------                            --------------------------

      (b) waive any  inaccuracies in the  representations  and warranties of the other party contained herein or in any document delivered pursuant hereto; or

      (c) subject to the proviso of Section 8.1 waive compliance with any of the agreements or conditions of the other party contained herein.

      Notwithstanding  the  foregoing,  no  failure  or  delay  by any  party in exercising any right  hereunder  shall operate as a waiver thereof nor shall any single or  partial  exercise  thereof  preclude  any other or  further  exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party  hereto to any such  extension  or waiver  shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.3. SURVIVAL.

      None of the  representations  and  warranties in this  Agreement or in any instrument  delivered  pursuant to this  Agreement  shall  survive the Effective
Time. The covenants contained in this Agreement shall terminate at the Effective
Time,  except for those covenants  contained in Sections 1.6(b),  1.7, 1.8, 1.9,
1.11,  1.12,  1.13,  5.4,  5.5 and 7.3 hereof,  which shall  survive  beyond the
Effective Time in accordance with their terms.

8.4. NOTICES.

      All notices  and other  communications  hereunder  shall be in writing and shall be deemed to have been duly given when delivered in person,  by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding  business day when sent by registered or certified mail
(postage  prepaid,  return receipt  requested) to the respective  parties at the following  addresses (or at such other address for a party as shall be specified by like notice):

      (i)   if to the Company, to:

            Whitehall Jewellers, Inc.
            155 N. Wacker Drive, Suite 500
            Chicago, Illinois 60606
            Attention: Jean K. FitzSimon, Sr. Vice President & General Counsel
            Facsimile: 312-469-5680

with a copy to (but which shall not constitute notice to the Company):
            Sidley Austin LLP
            787 Seventh Avenue
            New York, NY 10019
            Attention: Lori Anne Czepiel, Esq.
            Facsimile: 212-839-5599

      and

                                       47

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 68 of 114 Pages
--------------------------                            --------------------------

            Sidley Austin LLP
            One South Dearborn Street
            Chicago, Illinois 60603
            Attention: John J. Sabl, Esq.
            Facsimile: 312-853-7036

      (ii)  if to Parent, Holdco or Purchaser, to:

            JWL Acquisition Corp.
            c/o Newcastle Partners, L.P.
            300 Crescent Court, Suite 1110
            Dallas, Texas  75201
            Attention: Mark E. Schwarz
            Facsimile:  214-661-7474

with a copy to (but which shall not constitute notice to Parent, Holdco or Purchaser)
            Olshan Grundman Frome Rosenzweig & Wolosky LLP
            Park Avenue Tower
            65 East 55th Street
            New York, New York  10022
            Attention: Steven Wolosky, Esq.
            Facsimile: (212) 451-2222

8.5. BINDING EFFECT; ASSIGNMENT.

      Neither this  Agreement  nor any of the rights,  interests or  obligations hereunder  shall be assigned by any of the parties hereto prior to the Effective
Time, without the prior written consent of the other parties hereto.  Subject to the preceding sentence, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.6. GOVERNING LAW.

      This Agreement shall be deemed to be made in, and in all respects shall be interpreted,  construed and governed by and in accordance with the internal laws of, the State of Delaware,  without  regard to the  conflicts of law  principles thereof.

                                       48

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 69 of 114 Pages
--------------------------                            --------------------------

8.7. COUNTERPARTS.

      This Agreement may be executed in one or more counterparts,  each of which together shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.8. INTERPRETATION.

      The article and section  headings  contained in this  Agreement are solely for the purpose of  reference,  are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.  As used in this  Agreement,  (i) the  term  "PERSON"  shall  mean  and  include  an individual, a partnership,  a joint venture, a corporation,  a limited liability company, a trust, an association, an unincorporated organization, a Governmental
Authority and any other entity, (ii) unless otherwise specified herein, the term
"AFFILIATE,"  with  respect to any  person,  shall mean and  include  any person controlling,  controlled by or under common control with such person; as used in
this  definition,   "control"   (including,   with  its  correlative   meanings,
"controlled  by" and "under  common  control  with") shall mean the  possession, directly  or  indirectly,  of the  power to direct  or cause  the  direction  of management or policies of a person,  whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise, (iii) the term  "SUBSIDIARY" of any specified person shall mean any corporation a majority of the  outstanding  voting power of which, or any  partnership,  joint venture, limited  liability  company  or other  entity a  majority  of the  total  equity interest of which,  is directly or indirectly  owned by such  specified  person,
(iv) the term "KNOWLEDGE," when used with respect to the Company, shall mean the knowledge of the  directors  and officers of the Company  identified on SCHEDULE
8.8 (without a duty to  investigate)  and,  when used with respect to Purchaser, shall mean the knowledge of the directors and officers of Purchaser, and (v) the term "INCLUDING"  shall mean "including,  without  limitation." The parties have participated  jointly  in  the  negotiation  and  drafting  of  this  Agreement.
Consequently,  in the event an ambiguity or question of intent or interpretation arises,  this Agreement  shall be construed as if drafted jointly by the parties hereto,  and  no  presumption  or  burden  of  proof  shall  arise  favoring  or disfavoring  any party by  virtue of the  authorship  of any  provision  of this
Agreement.

8.9. ENTIRE AGREEMENT.

      This  Agreement  and the  documents  or  instruments  referred  to herein, including, but not limited to, the Exhibit(s) attached hereto and the Disclosure
Schedules  referred to herein,  which  Exhibit(s) and  Disclosure  Schedules are incorporated  herein by  reference,  any other  written  agreement  entered into contemporaneously  herewith,  and the  Confidentiality  Agreement  and the other
Transaction  Documents  embody the entire  agreement  and  understanding  of the parties hereto in respect of the subject matter contained  herein.  There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those  expressly set forth or referred to herein.  This Agreement and such other  agreements  supersede all prior  agreements  and the  understandings between the parties with respect to such subject matter.

                                       49

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 70 of 114 Pages
--------------------------                            --------------------------

8.10. SEVERABILITY.

      In case any provision in this Agreement shall be held invalid,  illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the  jurisdiction  involved,  only to the extent necessary to render the same valid, legal and enforceable,  and the validity,  legality and enforceability of the  remaining  provisions  hereof  shall not in any way be affected or impaired thereby nor shall the validity,  legality or enforceability of such provision be affected thereby in any other  jurisdiction.  If any provision of this Agreement is so broad as to be  unenforceable,  such provision  shall be interpreted to be only so broad as is enforceable.

8.11. SPECIFIC PERFORMANCE.

      The parties hereto agree that irreparable  damage would occur in the event that any of the  provisions of this  Agreement  were not performed in accordance with their specific terms or were otherwise  breached.  The parties hereto agree that money  damages or other remedy at Law would not be  sufficient  or adequate remedy for any breach or violation  of, or a default  under,  this  Agreement by them.  Accordingly,  the parties further agree that each party shall be entitled to an injunction or restraining  order to prevent breaches of this Agreement and to  enforce  specifically  the terms and  provisions  hereof in any court of the
United  States or any state having  jurisdiction,  this being in addition to any other right or remedy to which such party may be entitled under this  Agreement, at law or in equity, without bond or other security being required.

8.12. ATTORNEYS' FEES.

      If any legal action or any  arbitration is brought for the  enforcement of this Agreement or because of an alleged dispute, controversy, breach, or default in connection  with this  Agreement,  the prevailing  party shall be entitled to recover  reasonable  attorneys' fees and all other reasonable costs and expenses incurred in that action or proceeding,  in addition to any other relief to which it may be entitled.

8.13. THIRD PARTY BENEFICIARIES.

      Nothing  contained  in this  Agreement  or in any  instrument  or document executed by any party in connection with the  transactions  contemplated  hereby shall  create any rights in, or be deemed to have been  executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted  assign of such a party,  except as provided by and in accordance with the provisions of Section 5.4 and except for the provisions of 5.5(b) hereof.

8.14. OBLIGATION OF HOLDCO AND PARENT.

      Parent shall cause Holdco,  Purchaser and Surviving  Corporation to comply with all  their  respective  obligations  under  this  Agreement  and the  other
Transaction Documents.

                            [SIGNATURE PAGE FOLLOWS]

                                       50

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 71 of 114 Pages
--------------------------                            --------------------------

      IN WITNESS WHEREOF,  each of the parties hereto have caused this Agreement and  Plan of  Merger  to be  signed  and  delivered  by  their  respective  duly authorized officers as of the date first above written.

                                         WHITEHALL JEWELLERS, INC.

                                         By:
                                             -----------------------------------
                                             Name:
                                             Title:

                                         NEWCASTLE PARTNERS, L.P.

                                         By: Newcastle Capital Management, L.P.
                                             its General Partner
                                         By: Newcastle Capital Group, L.L.C.
                                             its General Partner

                                         By: /s/ Mark E. Schwarz
                                             -----------------------------------
                                             Name: Mark E. Schwarz
                                             Title: Managing Member

                                         JWL HOLDING CORP.

                                         By: /s/John P. Murray
                                             -----------------------------------
                                             Name: John P. Murray
                                             Title: President

                                         JWL ACQUISITION CORP.

                                         By: /s/John P. Murray
                                             -----------------------------------
                                             Name: John P. Murray
                                             Title: President

                [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

                                       51

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 72 of 114 Pages
--------------------------                            --------------------------

                                     ANNEX A
                             CONDITIONS TO THE OFFER

      The  capitalized  terms used but not defined in this ANNEX A and which are defined in the attached  Agreement  and Plan of Merger (the  "Agreement")  shall have the meanings ascribed to such terms in the Agreement.  Notwithstanding  any other  provision  of the Offer,  Purchaser is not required to accept for payment or, subject to any applicable  rules and regulations of the SEC,  including Rule
14e-1(c) under the Exchange Act (relating to  Purchaser's  obligation to pay for or return  tendered  Shares  promptly  after  termination  or  expiration of the
Offer),  pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares, and may terminate or amend the Offer (but only subject to and in accordance  with the  Agreement,  if
(1) the Minimum Tender Condition has not been satisfied or (2) if at any time on or after the date of the Agreement and prior to the expiration of the Offer, any of the following conditions exist and continue to exist at the expiration of the
Offer:

      (i) any order, statute, rule,  regulation,  executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other  Governmental  Authority since the date of this Agreement, which  prohibits  or  prevents  the  consummation  of the Offer or the Merger or imposes material  limitations on Parent's or Purchaser's  ability to effectively exercise  full  rights of  ownership  of the  Shares;  provided  that Parent and
Purchaser  shall  have used  their  best  efforts  to have any of the  foregoing vacated, dismissed or withdrawn; or

      (ii) any  event,  circumstances  or fact  shall  have  occurred  which has resulted  in,  would  result in or could  reasonably  be  expected to result in, individually  or in  the  aggregate,  an  Extremely  Detrimental  Effect  on the business,  properties,  assets,  operations,  results of operations or condition
(financial or otherwise) of the Company and its subsidiaries,  taken as a whole;
PROVIDED,  HOWEVER, that for purposes of this clause (ii), any adverse effect on the continued  availability of employees or  relationships  with vendors arising out of the  announcement  or pendency of this Agreement,  the other  Transaction
Documents  and the  transactions  contemplated  hereby and thereby  shall not be taken into account in determining  whether an Extremely  Detrimental  Effect has occurred or could reasonably be expected to occur; or

      (iii) the Company or any of its  subsidiaries  has (a) issued or sold,  or authorized or proposed the issuance or sale of, any additional Shares, shares of any other  class or series of capital  stock,  other  voting  securities  or any securities  convertible  into, or options,  rights or warrants,  conditional  or otherwise,  to acquire,  any of the foregoing (other than the issuance of Shares pursuant  to and in  accordance  with  the  terms in  effect  on the date of the
Agreement,  of warrants  and Company  Stock  Options  outstanding  prior to such date),  or any  other  securities  or rights  in  respect  of, in lieu of, or in substitution  or exchange for any shares of its capital  stock,  (b) declared or paid  (or  the  Board  proposes  to  declare  or  pay)  any  dividend  or  other distribution  on any  shares  of  capital  stock of the  Company  (other  than a distribution  of the  Rights  certificates  or a  redemption  of the  Rights  in accordance with the Rights Agreement as publicly disclosed to be in effect prior to the date of the Agreement), (c) altered or entered into an agreement to alter any material term of any outstanding security,  issued or sold, or authorized or entered  into an agreement to issue or sell,  any debt  securities  or otherwise incurred or authorized or entered into an agreement to incur any debt other than in the ordinary course of business (other than to amend the Rights  Agreement to make the Rights  inapplicable  to the Offer and the Merger or in accordance with agreements  contemplated  by the  Transaction  Documents),  (d) entered  into or amended any employment, severance or similar agreement, arrangement or plan with

                                      A-1

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 73 of 114 Pages
--------------------------                            --------------------------

any of its  officers  other than in the  ordinary  course of business or entered into or amended any such agreements,  arrangements or plans so as to provide for increased  benefits to employees as a result of or in connection with the making of the Offer,  the  acceptance  for payment of or payment for some of or all the
Shares by  Purchaser  or Merger Sub or the  consummation  of the Merger,  or (e)
amended  its  certificate  of  incorporation  or bylaws  other than to amend the
Rights Agreement to make the Rights inapplicable to the Offer and the Merger; or

      (iv) the Company or any of its  subsidiaries  shall have (a) granted after the date of the Agreement to any person  proposing a Competing  Transaction  any material option,  warrant or similar right  (including,  without  limitation,  a right to acquire or receive any Shares or other  securities,  assets or business of the  Company  or any of its  subsidiaries)  or (b) paid or  agreed to pay any material cash or other  consideration to any party that has proposed a Competing
Transaction  in  connection  with or in any way  related  to any such  Competing
Transaction  which, in Purchaser's  reasonable  judgment,  in any such case, and regardless of the  circumstances  (including any action or omission by Parent or
Purchaser)  giving rise to any such  condition,  makes it inadvisable to proceed with such acceptance for payment or payment.

      The foregoing conditions are for the sole benefit of Parent, Purchaser and their  affiliates and may be asserted by Parent or Purchaser in their reasonable discretion regardless of the circumstances  (excluding any affirmative action or omission by Parent or  Purchaser)  giving rise to any such  conditions or may be waived by Parent or Purchaser in their reasonable discretion in whole or in part at any time or from time to time before the Expiration Date (but only subject to and in  accordance  with the  Agreement).  Purchaser  and Merger  Sub  expressly reserve  the right to waive any of the  conditions  to the Offer and to make any change in the terms of or  conditions  to the Offer (but only  subject to and in accordance with the  Agreement).  The failure by Parent or Purchaser at any time to exercise  their rights  under any of the  foregoing  conditions  shall not be deemed a waiver of any such right.  The waiver of any such right with respect to particular facts and circumstances  shall not be deemed a waiver with respect to any other  facts and  circumstances.  Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

                                      A-2

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 74 of 114 Pages
--------------------------                            --------------------------

                                                                      EXHIBIT 12

      NEITHER  THE  ISSUANCE  AND  SALE OF THE  SECURITIES  REPRESENTED  BY THIS
CERTIFICATE NOR THE SECURITIES INTO WHICH THESE  SECURITIES ARE EXERCISABLE HAVE
BEEN  REGISTERED  UNDER THE  SECURITIES  ACT OF 1933, AS AMENDED,  OR APPLICABLE
STATE  SECURITIES  LAWS.  THE  SECURITIES  MAY NOT BE  OFFERED  FOR SALE,  SOLD,
TRANSFERRED  OR  ASSIGNED  (I) IN THE ABSENCE OF (A) AN  EFFECTIVE  REGISTRATION
STATEMENT FOR THE SECURITIES  UNDER THE  SECURITIES ACT OF 1933, AS AMENDED,  OR
(B) AN OPINION OF COUNSEL, IN A FORM REASONABLY  ACCEPTABLE TO THE COMPANY, THAT
REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE
144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING,  THE SECURITIES
MAY BE PLEDGED IN  CONNECTION  WITH A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                            WHITEHALL JEWELLERS, INC.

                        WARRANT TO PURCHASE COMMON STOCK

Warrant No.:
Number of Shares of Common Stock:
Date of Issuance: _______________, 2006 ("ISSUANCE DATE")

      WHITEHALL JEWELLERS, INC., a Delaware corporation (the "COMPANY"),  hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby  acknowledged,  Newcastle  Partners,  L.P., a Texas  limited partnership,  the  registered  holder  hereof  or  its  permitted  assigns  (the
"HOLDER"),  is entitled,  subject to the terms set forth below, to purchase from the  Company,  at the  Exercise  Price (as defined  below) then in effect,  upon surrender of this Warrant to Purchase  Common Stock  (including  any Warrants to
Purchase Common Stock issued in exchange,  transfer or replacement  hereof,  the
"WARRANT"),  at any time or times on or after  the date  hereof,  but not  after
11:59 p.m.,  New York Time, on the  Expiration  Date (as defined  below),  up to
[19.99% of the  Company's  outstanding,  as of the  Issuance  Date,]  fully paid nonassessable  shares of Common Stock (as defined below) (the "WARRANT SHARES").
Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 15.

      1. EXERCISE OF WARRANT.

      (a)  MECHANICS OF  EXERCISE.  Subject to the terms and  conditions  hereof
(including, without limitation, the limitations set forth in Section 1(f)), this
Warrant may be  exercised  by the Holder on any day on or after the date hereof, in whole or in part, by (i) delivery of a written  notice,  in the form attached hereto  as  Exhibit A (the  "EXERCISE  NOTICE"),  of the  Holder's  election  to exercise  this Warrant and (ii) (A) payment to the Company of an amount equal to the applicable  Exercise Price  multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE  EXERCISE  PRICE") in cash or wire transfer of immediately  available funds or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 75 of 114 Pages
--------------------------                            --------------------------

in Section  1(d)).  The Holder  shall not be required  to deliver  the  original
Warrant in order to effect an exercise hereunder.  Execution and delivery of the
Exercise  Notice with respect to less than all of the Warrant  Shares shall have the same effect as  cancellation  of the original  Warrant and issuance of a new
Warrant evidencing the right to purchase the remaining number of Warrant Shares.
On or before the first  Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "EXERCISE DELIVERY  DOCUMENTS"),  the Company shall transmit  by  facsimile  an  acknowledgment  of  confirmation  of receipt of the
Exercise Delivery  Documents to the Holder and the Company's transfer agent (the
"TRANSFER  AGENT").  On or before the third  Business Day  following the date on which the Company has  received  all of the  Exercise  Delivery  Documents  (the
"SHARE DELIVERY  DATE"),  the Company shall (X) provided that the Transfer Agent is  participating  in  The  Depository  Trust  Company  ("DTC")  Fast  Automated
Securities  Transfer  Program,  upon the  request  of the  Holder,  credit  such aggregate  number  of shares of  Common  Stock to which the  Holder is  entitled pursuant to such exercise to the Holder's or its designee's balance account with
DTC  through its  Deposit  Withdrawal  Agent  Commission  system,  or (Y) if the
Transfer  Agent  is not  participating  in the  DTC  Fast  Automated  Securities
Transfer  Program,  issue and  dispatch by  overnight  courier to the address as specified in the Exercise  Notice,  a  certificate,  registered in the Company's share  register  in the name of the  Holder or its  designee,  for the number of shares  of  Common  Stock to which  the  Holder  is  entitled  pursuant  to such exercise.  Upon  delivery of the Exercise  Notice and Aggregate  Exercise  Price
referred to in clause (ii)(A) above or notification to the Company of a Cashless
Exercise  referred  to in  Section  1(d),  the  Holder  shall be deemed  for all corporate  purposes to have  become the holder of record of the  Warrant  Shares with respect to which this Warrant has been exercised,  irrespective of the date of delivery of the certificates  evidencing such Warrant Shares. If this Warrant is submitted in connection  with any exercise  pursuant to this Section 1(a) and the number of Warrant Shares  represented by this Warrant submitted for exercise is greater than the number of Warrant  Shares being  acquired  upon an exercise, then the Company shall as soon as  practicable  and in no event later than three
Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d))  representing  the right to purchase the number of
Warrant  Shares  purchasable  immediately  prior  to such  exercise  under  this
Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No  fractional  shares  of Common  Stock  are to be issued  upon the exercise of this Warrant,  but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest  whole  number.  The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

      (b) EXERCISE PRICE.  For purposes of this Warrant,  "EXERCISE PRICE" means
$1.50, subject to adjustment as provided herein.

      (c) COMPANY'S  FAILURE TO TIMELY  DELIVER  SECURITIES.  In addition to the foregoing,  if within three (3) Business Days after the Company's receipt of the facsimile copy of an Exercise Notice the Company shall fail to issue and deliver a  certificate  to the Holder and  register  such shares of Common  Stock on the
Company's share register or credit the Holder's balance account with DTC for the number  of shares of Common  Stock to which  the  Holder is  entitled  upon such

                                       2

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 76 of 114 Pages
--------------------------                            --------------------------

holder's  exercise  hereunder,  and if on or after such  Business Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver  in  satisfaction  of a sale by the  Holder of  shares  of Common  Stock issuable  upon such  exercise  that the Holder  anticipated  receiving  from the
Company (a  "BUY-IN"),  then the Company  shall,  within three (3) Business Days after the Holder's request and in the Holder's  discretion,  either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions,  if any) for the shares of Common Stock so purchased (the
"BUY-IN  PRICE"),  at which  point the  Company's  obligation  to  deliver  such certificate (and to issue such shares of Common Stock) shall terminate,  or (ii)
promptly  honor  its  obligation  to  deliver  to the  Holder a  certificate  or certificates representing such shares of Common Stock and pay cash to the Holder in an amount  equal to the excess (if any) of the Buy-In  Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the date of exercise.

      (d) CASHLESS  EXERCISE.  Notwithstanding  anything contained herein to the contrary,  if a Registration  Statement (as defined in the  Registration  Rights
Agreement)  covering  the Warrant  Shares  that are the subject of the  Exercise
Notice (the  "UNAVAILABLE  WARRANT  SHARES") is not  available for the resale of such  Unavailable  Warrant  Shares,  the  Holder  may,  in its sole  discretion, exercise  this  Warrant  in whole or in part  and,  in lieu of  making  the cash payment  otherwise  contemplated to be made to the Company upon such exercise in payment of the  Aggregate  Exercise  Price,  elect  instead to receive upon such exercise the "Net Number" of shares of Common Stock determined  according to the following formula (a "CASHLESS EXERCISE"):

Net Number = (A X B) -- (A X C)
             ------------------
                     B

For purposes of the foregoing formula:

            A = the total number of shares with respect to which this Warrant is then being exercised.

            B = the  Closing  Sale  Price of the  shares  of  Common  Stock  (as reported by Bloomberg) on the date  immediately  preceding the date of the
      Exercise Notice.

            C = the  Exercise  Price then in effect for the  applicable  Warrant
      Shares at the time of such exercise.

      (e)  DISPUTES.  In the case of a dispute  as to the  determination  of the
Exercise Price or the arithmetic  calculation of the Warrant Shares, the Company shall  promptly  issue to the Holder the number of Warrant  Shares  that are not disputed and resolve such dispute in accordance with Section 12.

      (f) LIMITATIONS ON EXERCISES.  The Company shall not be obligated to issue any shares of Common Stock upon exercise of this Warrant if the issuance of such shares of Common  Stock would exceed that number of shares of Common Stock which the  Company may issue upon  exercise  of this  Warrant  without  breaching  the
Company's  obligations  under the rules or regulations  of the Principal  Market
(the "EXCHANGE  CAP"),  except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of shares of Common Stock in excess of such amount or (B) obtains a written  opinion from outside  counsel to the  Company  that such  approval is not  required,  which  opinion  shall be reasonably satisfactory to the Holder.

                                       3

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 77 of 114 Pages
--------------------------                            --------------------------

      2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise
Price and the number of Warrant  Shares  shall be adjusted  from time to time as follows:

      (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF COMMON STOCK. If and whenever on or after the Issuance Date the Company  issues or sells,  or in accordance  with this  Section 2 is deemed to have  issued or sold,  any  shares of Common  Stock
(including  the  issuance or sale of shares of Common  Stock owned or held by or for the account of the Company,  but excluding  shares of Common Stock deemed to have been issued by the  Company in  connection  with any Options  issued by the
Company prior to the date hereof pursuant to the Company's benefit plans), for a consideration per share (the "NEW SECURITIES  ISSUANCE PRICE") less than a price
(the "APPLICABLE PRICE") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed  issuance  or sale (the  foregoing  a  "DILUTIVE
ISSUANCE"),  then immediately after such Dilutive  Issuance,  the Exercise Price then in  effect  shall be  reduced  to an  amount  equal  to the New  Securities
Issuance Price.  Subject to Section  1(f)(ii),  upon each such adjustment of the
Exercise Price hereunder,  the number of Warrant Shares shall be adjusted to the number of shares of Common Stock determined by multiplying the Exercise Price in effect  immediately  prior to such  adjustment  by the number of Warrant  Shares acquirable  upon exercise of this Warrant  immediately  prior to such adjustment and  dividing  the product  thereof by the Exercise  Price  resulting  from such adjustment.  For purposes of determining the adjusted  Exercise Price under this
Section 2(a), the following shall be applicable:

            (i)  ISSUANCE  OF OPTIONS.  If the Company in any manner  grants any
      Options and the lowest price per share for which one share of Common Stock is  issuable  upon the  exercise  of any such  Option or upon  conversion, exercise or exchange of any Convertible  Securities issuable upon exercise of any such Option is less than the Applicable  Price,  then such share of
      Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section  2(a)(i),  the "lowest price per share for  which  one  share of Common  Stock is  issuable  upon exercise of such Options or upon conversion,  exercise or exchange of such
      Convertible Securities" shall be equal to the sum of the lowest amounts of consideration  (if any) received or receivable by the Company with respect to any one share of Common  Stock upon the granting or sale of the Option, upon exercise of the Option and upon  conversion,  exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon  the  actual  issuance  of such  shares  of  Common  Stock or of such
      Convertible  Securities  upon the  exercise  of such  Options  or upon the actual issuance of such shares of Common Stock upon  conversion,  exercise or exchange of such Convertible Securities.

            (ii)  ISSUANCE  OF  CONVERTIBLE  SECURITIES.  If the  Company in any
      manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon the conversion,

                                       4

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 78 of 114 Pages
--------------------------                            --------------------------

      exercise or exchange thereof is less than the Applicable  Price, then such share of Common Stock shall be deemed to be  outstanding  and to have been issued and sold by the Company at the time of the issuance or sale of such
      Convertible  Securities for such price per share. For the purposes of this
      Section  2(a)(ii),  the  "lowest  price  per  share for which one share of
      Common Stock is issuable upon the conversion,  exercise or exchange" shall be  equal  to the sum of the  lowest  amounts  of  consideration  (if any)
      received or  receivable by the Company with respect to one share of Common
      Stock  upon the  issuance  or sale of the  Convertible  Security  and upon conversion,  exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual  issuance of such shares of Common Stock upon  conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such  Convertible  Securities  is  made  upon  exercise  of any
      Options  for which  adjustment  of this  Warrant has been or is to be made pursuant to other  provisions of this Section 2(a), no further  adjustment of the Exercise  Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION.  If the purchase price provided for in any Options, the additional  consideration,  if any,
      payable  upon  the  issue,   conversion,   exercise  or  exchange  of  any
      Convertible  Securities,  or the rate at which any Convertible  Securities are convertible  into or exercisable or exchangeable  for shares of Common
      Stock  increases  or decreases  at any time,  the  Exercise  Price and the number  of  Warrant  Shares  in  effect  at the time of such  increase  or decrease shall be adjusted to the Exercise Price and the number of Warrant
      Shares  which  would have been in effect at such time had such  Options or
      Convertible  Securities  provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time  initially  granted,  issued or sold.  For purposes  of  this  Section  2(a)(iii),  if the  terms  of any  Option  or
      Convertible  Security that was  outstanding  as of the date of issuance of this Warrant are  increased  or  decreased in the manner  described in the immediately  preceding sentence,  then such Option or Convertible Security and the shares of Common Stock deemed  issuable upon exercise,  conversion or exchange  thereof shall be deemed to have been issued as of the date of such  increase or decrease.  No  adjustment  pursuant to this Section 2(a)
      shall  be made if such  adjustment  would  result  in an  increase  of the
      Exercise  Price  then in effect or a  decrease  in the  number of  Warrant
      Shares.

            (iv)  CALCULATION OF CONSIDERATION  RECEIVED.  In case any Option is issued in  connection  with the issue or sale of other  securities  of the
      Company,  together  comprising  one  integrated  transaction  in  which no specific  consideration  is  allocated  to  such  Options  by the  parties
      thereto,   the  Options   will  be  deemed  to  have  been  issued  for  a
      consideration  mutually  determined  in  good  faith  by the  Company  (as approved  by a majority of the Company  Disinterested  Directors)  and the
      Holder or in the absence of agreement on the foregoing, in accordance with
      Section 12 hereof.  If any shares of Common Stock,  Options or Convertible
      Securities  are  issued or sold or deemed to have been  issued or sold for cash,  the  consideration  received  therefor will be deemed to be the net amount  received by the Company  therefor.  If any shares of Common Stock,
      Options or Convertible  Securities are issued or sold for a  consideration other than cash, the amount of such consideration  received by the Company

                                       5

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 79 of 114 Pages
--------------------------                            --------------------------

      will  be  the  fair  value  of  such  consideration,   except  where  such
      consideration  consists  of  securities,  in  which  case  the  amount  of consideration  received by the Company  will be the Closing  Sale Price of such  security  on the date of  receipt.  If any  shares of Common  Stock,
      Options  or  Convertible  Securities  are  issued  to  the  owners  of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration  therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving  entity as is  attributable  to such shares of Common Stock,
      Options or Convertible  Securities,  as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the  Company  and the  Holder.  If such  parties  are  unable  to reach agreement  within ten (10) days after the occurrence of an event requiring valuation (the "VALUATION  EVENT"),  the fair value of such  consideration will be  determined  within  five (5)  Business  Days  after the tenth day following  the  Valuation  Event by an  independent,  reputable  appraiser jointly selected by the Company and the Holder.  The determination of such appraiser  shall be final and  binding  upon all parties  absent  manifest error and the fees and  expenses of such  appraiser  shall be borne by the
      Company.  For  purposes  of  this  Section  2(a)(iv),  the  term  "COMPANY
      DISINTERESTED  DIRECTORS"  shall mean the directors of the Company (or its successor),  as of the date of any relevant determination hereunder,  that are not  employees,  directors  or  officers  of the  Holder or any of its
      Affiliates,  where "AFFILIATE" shall mean, with respect to any Person, any
      Person directly or indirectly  controlling,  controlled by or under common control with, such Person, where "control" means the possession,  directly or  indirectly,  of the  power to direct  or cause  the  direction  of the management  and  policies of such Person  through  the  ownership  of such
      Person's voting securities, by contract or otherwise.

            (v) RECORD  DATE.  If the  Company  takes a record of the holders of shares of Common Stock for the purpose of entitling  them (A) to receive a dividend or other distribution  payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of
      Common Stock,  Options or  Convertible  Securities,  then such record date will be deemed to be the date of the issue or sale of the shares of Common
      Stock  deemed to have been  issued  or sold upon the  declaration  of such dividend  or the  making  of such  other  distribution  or the date of the granting of such right of subscription or purchase, as the case may be.

      (b) ADJUSTMENT UPON  SUBDIVISION OR COMBINATION OF SHARES OF COMMON STOCK.
If the  Company at any time on or after the  Issuance  Date  subdivides  (by any stock split, stock dividend,  recapitalization or otherwise) one or more classes of its outstanding  shares of Common Stock into a greater number of shares,  the
Exercise  Price  in  effect  immediately  prior  to  such  subdivision  will  be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Issuance Date combines (by combination,  reverse  stock  split or  otherwise)  one or more  classes  of its outstanding shares of Common Stock into a smaller number of shares, the Exercise
Price in effect  immediately  prior to such combination will be  proportionately increased and the number of Warrant  Shares will be  proportionately  decreased.
Any  adjustment  under this Section 2(b) shall become  effective at the close of business on the date the subdivision or combination becomes effective.

                                       6

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 80 of 114 Pages
--------------------------                            --------------------------

      (c) OTHER  EVENTS.  If any event  occurs of the type  contemplated  by the provisions of this Section 2 but not expressly  provided for by such  provisions
(including,  without  limitation,  the  granting of stock  appreciation  rights, phantom stock rights or other rights with equity  features),  then the Company's
Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise
Price or decrease the number of Warrant Shares as otherwise  determined pursuant to this Section 2.

      3. RIGHTS UPON  DISTRIBUTION  OF ASSETS.  If the Company  shall declare or make any dividend or other  distribution of its assets (or rights to acquire its assets)  to holders  of shares of Common  Stock,  by way of return of capital or otherwise  (including,  without  limitation,  any distribution of cash, stock or other  securities,  property  or  options  by  way  of  a  dividend,  spin  off, reclassification,  corporate  rearrangement,  scheme  of  arrangement  or  other similar transaction) (a "DISTRIBUTION"),  at any time after the issuance of this
Warrant, then, in each such case:

      (a) any  Exercise  Price  in  effect  immediately  prior  to the  close of business on the record date fixed for the  determination of holders of shares of
Common Stock entitled to receive the Distribution shall be reduced, effective as of the  close  of  business  on  such  record  date,  to a price  determined  by multiplying  such Exercise Price by a fraction of which (i) the numerator  shall be the  Closing  Bid  Price of the  shares of Common  Stock on the  trading  day immediately  preceding such record date minus the value of the  Distribution (as determined in good faith by the Company's Board of Directors)  applicable to one share of Common Stock,  and (ii) the denominator  shall be the Closing Bid Price of the shares of Common  Stock on the trading  day  immediately  preceding  such record date; and

      (b) the number of Warrant  Shares shall be increased to a number of shares equal to the number of shares of Common Stock  obtainable  immediately  prior to the close of business on the record date fixed for the  determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a);
provided  that in the event that the  Distribution  is of shares of Common Stock
(or common  stock)  ("OTHER  SHARES OF COMMON  STOCK") of a company whose common shares are  traded on a national  securities  exchange  or a national  automated quotation  system,  then the Holder  may elect to receive a warrant to  purchase
Other  Shares of Common  Stock in lieu of an  increase  in the number of Warrant
Shares,  the terms of which shall be identical to those of this Warrant,  except that such warrant shall be exercisable into the number of shares of Other Shares of Common  Stock  that would have been  payable  to the Holder  pursuant  to the
Distribution  had the Holder  exercised this Warrant  immediately  prior to such record  date and with an  aggregate  exercise  price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution  pursuant to the terms of the immediately  preceding  paragraph
(a) and the number of Warrant  Shares  calculated in  accordance  with the first part of this paragraph (b).

      4.  PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

      (a) PURCHASE RIGHTS. In addition to any adjustments  pursuant to Section 2 above,  if at any  time  the  Company  grants,  issues  or  sells  any  Options,
Convertible  Securities  or rights to purchase  stock,  warrants,  securities or

                                       7

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 81 of 114 Pages
--------------------------                            --------------------------

other  property pro rata to the record  holders of any class of shares of Common
Stock (the "PURCHASE RIGHTS"), then the Holder will be entitled to acquire, upon the terms  applicable to such Purchase  Rights,  the aggregate  Purchase  Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock  acquirable  upon  complete  exercise of this  Warrant  (without regard to any  limitations on the exercise of this Warrant)  immediately  before the date on which a record  is taken  for the  grant,  issuance  or sale of such
Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined  for the grant,  issue or sale of such Purchase Rights.

      (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental  Transaction unless (i) the Successor Entity assumes in writing all of the  obligations of the Company under this Warrant in accordance with the provisions  of this Section  (4)(b)  pursuant to written  agreements in form and substance  satisfactory  to the Holder and  approved by the Holder prior to such
Fundamental  Transaction,  including  agreements  to  deliver  to the  Holder in exchange  for this  Warrant a security of the  Successor  Entity  evidenced by a written instrument  substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the  shares  of  Common  Stock  reflected  by  the  terms  of  such  Fundamental
Transaction,  and exercisable  for a  corresponding  number of shares of capital stock  equivalent to the shares of Common Stock  acquirable and receivable  upon exercise of this Warrant  (without  regard to any limitations on the exercise of this Warrant) prior to such  Fundamental  Transaction,  and  satisfactory to the
Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded  corporation  whose common stock is quoted on or listed for trading on an
Eligible  Market;  provided  that the Company may enter into such a  Fundamental
Transaction without complying with the foregoing  obligations if the Fundamental
Transaction  involves a change of control where the consideration  being paid by the acquiring  entity for the Common Stock in such transaction is cash if, prior to consummation of such Fundamental Transaction, the Company shall have provided pursuant to agreements in form and substance  satisfactory to the Holder for the
Holder to receive contemporaneous with completion of the Fundamental Transaction in exchange for  surrender of this  Warrants,  a cash payment  equal to the fair market  value of this  Warrant  (based on then  prevailing  customary  valuation methodologies for derivative securities like the Warrant and the terms thereof), as  determined  by mutual  agreement  of the Company (as approved by the Company
Disinterested   Directors)  and  the  Holder  (a  "COMPANY  WARRANT  PURCHASE");
provided, further that if agreement cannot be reached on such fair market value, fair market  value shall be  determined  in  accordance  with Section 12 hereof.
Unless a Company  Warrant  Purchase has  occurred,  upon the  occurrence  of any
Fundamental  Transaction,   the  Successor  Entity  shall  succeed  to,  and  be
substituted  for  (so  that  from  and  after  the  date  of  such   Fundamental
Transaction,  the  provisions of this Warrant  referring to the "Company"  shall refer instead to the Successor  Entity),  and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this
Warrant with the same effect as if such  Successor  Entity had been named as the
Company  herein.   Unless  a  Company  Warrant   Purchase  has  occurred,   upon
consummation of the Fundamental Transaction,  the Successor Entity shall deliver to the Holder  confirmation  that there  shall be issued  upon  exercise of this

                                       8

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 82 of 114 Pages
--------------------------                            --------------------------

Warrant at any time after the  consummation of the Fundamental  Transaction,  in lieu of the shares of the Common  Stock (or other  securities,  cash,  assets or other  property)  purchasable  upon the  exercise of the  Warrant  prior to such
Fundamental Transaction, such shares of the publicly traded common stock (or its equivalent) of the Successor Entity  (including its Parent Entity),  as adjusted in accordance  with the  provisions  of this Warrant.  In addition to and not in substitution  for any other rights  hereunder,  prior to the consummation of any
Fundamental  Transaction pursuant to which holders of shares of Common Stock are entitled to receive  securities  or other  assets with respect to or in exchange for  shares of Common  Stock (a  "CORPORATE  EVENT"),  the  Company  shall  make appropriate  provision to insure that the Holder will  thereafter have the right to receive upon an exercise of this  Warrant at any time after the  consummation of the Fundamental  Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property)
purchasable  upon  the  exercise  of  the  Warrant  prior  to  such  Fundamental
Transaction,  such  shares  of  stock,  securities,  cash,  assets  or any other property  whatsoever  (including  warrants  or other  purchase  or  subscription rights)  which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such  Fundamental  Transaction.  Provision  made  pursuant  to the  preceding sentence shall be in a form and substance reasonably satisfactory to the Holder.
The  provisions of this Section shall apply  similarly and equally to successive
Fundamental  Transactions  and  Corporate  Events and shall be  applied  without regard to any limitations on the exercise of this Warrant.

      5.  NONCIRCUMVENTION.  The Company  hereby  covenants  and agrees that the
Company will not, by amendment of its  Certificate of  Incorporation,  Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement,  dissolution,  issue or sale of securities,  or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of  this  Warrant,  and  will  at all  times  in good  faith  carry  out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without  limiting the  generality of the  foregoing,  the
Company  (i) shall not  increase  the par  value of any  shares of Common  Stock receivable  upon the exercise of this Warrant  above the Exercise  Price then in effect,  (ii) shall take all such actions as may be necessary or  appropriate in
order  that  the  Company   may  validly  and  legally   issue  fully  paid  and
nonassessable  shares of Common  Stock upon the  exercise of this  Warrant,  and
(iii) shall take all action  necessary to reserve and keep  available out of its authorized  and  unissued  shares of Common  Stock,  solely  for the  purpose of effecting  the  exercise  of the this  Warrant,  100% of the number of shares of
Common  Stock as shall from time to time be  necessary to effect the exercise of this Warrant (without regard to any limitations on exercise).

      6.  WARRANT  HOLDER  NOT  DEEMED  A   STOCKHOLDER.   Except  as  otherwise
specifically  provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share  capital of the  Company for any  purpose,  nor shall anything  contained  in this  Warrant be  construed  to confer  upon the Holder, solely in such  Person's  capacity  as the  Holder of this  Warrant,  any of the rights of a  shareholder  of the Company or any right to vote,  give or withhold consent to any corporate  action  (whether any  reorganization,  issue of stock, reclassification  of stock,  consolidation,  merger,  conveyance or  otherwise), receive  notice of  meetings,  receive  dividends  or  subscription  rights,  or otherwise,  prior to the issuance to the Holder of the Warrant Shares which such
Person is then  entitled to receive  upon the due exercise of this  Warrant.  In addition,  nothing  contained in this Warrant shall be construed as imposing any liabilities  on the Holder to purchase  any  securities  (upon  exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities  are  asserted  by the  Company  or by  creditors  of  the  Company.
Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same  notices  and other  information  given to the  shareholders  of the
Company   generally,   contemporaneously   with  the   giving   thereof  to  the
shareholders.

                                       9

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 83 of 114 Pages
--------------------------                            --------------------------

      7.  REISSUANCE OF WARRANTS.

      (a) TRANSFER OF WARRANT. If this Warrant is to be transferred,  the Holder shall  surrender  this  Warrant  to the  Company,  whereupon  the  Company  will forthwith  issue and  deliver  upon the order of the  Holder a new  Warrant  (in
accordance   with  Section   7(d)),   registered  as  the  Holder  may  request,
representing   the  right  to  purchase  the  number  of  Warrant  Shares  being transferred  by the Holder and, if less then the total number of Warrant  Shares then underlying this Warrant is being transferred,  a new Warrant (in accordance with Section 7(d)) to the Holder  representing  the right to purchase the number of Warrant Shares not being transferred.

      (b) LOST,  STOLEN OR  MUTILATED  WARRANT.  Upon  receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft,  destruction or mutilation of this Warrant,  and, in the case of loss,  theft or destruction, of any  indemnification  undertaking  by the Holder to the Company in  customary form and, in the case of  mutilation,  upon surrender and  cancellation  of this
Warrant,  the Company  shall execute and deliver to the Holder a new Warrant (in accordance  with Section  7(d))  representing  the right to purchase the Warrant
Shares then underlying this Warrant.

      (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance  with Section 7(d))  representing  in the aggregate  the right to purchase  the number of Warrant  Shares then  underlying this  Warrant,  and each such new Warrant will  represent  the right to purchase such portion of such Warrant  Shares as is  designated by the Holder at the time of such surrender;  provided, however, that no Warrants for fractional shares of
Common Stock shall be given.

      (d) ISSUANCE OF NEW WARRANTS.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent,  as indicated on the face of such new Warrant,  the right to purchase the Warrant  Shares then  underlying this Warrant (or in the case of a new Warrant  being issued  pursuant to Section
7(a) or Section 7(c),  the Warrant Shares  designated by the Holder which,  when added to the number of shares of Common Stock  underlying the other new Warrants issued in connection  with such issuance,  does not exceed the number of Warrant
Shares then  underlying  this  Warrant),  (iii) shall have an issuance  date, as indicated  on the face of such  new  Warrant  which is the same as the  Issuance
Date, and (iv) shall have the same rights and conditions as this Warrant.

      8.  NOTICES.

      (a) Any notices,  consents,  waivers or other  communications  required or permitted  to be given  under the terms of this  Warrant  must be in writing and will be  deemed  to have  been  delivered:  (i)  upon  receipt,  when  delivered personally;  (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the

                                       10

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 84 of 114 Pages
--------------------------                            --------------------------

sending  party);  or (iii) one  Business  Day after  deposit  with an  overnight courier  service,  in each case  properly  addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                               If to the Company:

                               Whitehall Jewellers, Inc.
                               155 North Wacker Drive, Suite 500
                               Chicago, Illinois 60606
                               Telephone: (312) 782-6800
                               Facsimile: (312)
                               Attention: General Counsel

                               With a copy (for informational purposes only) to:

                               Sidley Austin LLP
                               Bank One Plaza
                               10 South Dearborn Street
                               Chicago, Illinois 60603
                               Telephone: (312) 853-7000
                               Facsimile: (312) 853-7036
                               Attention: John Sabl, Esq.

                               If to the Holder:

                               Newcastle Partners, L.P.
                               300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                               Telephone: (214) 661-7474
                               Facsimile: (214) 661-7475
                               Attention: Mark E. Schwarz

                               With a copy (for informational purposes only) to:

                               Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               Park Avenue Tower
                               65 East 55th Street
                               New York, New York  10022
                               Telephone: (212) 451-2300
                               Facsimile: (212) 451-2222
                               Attention: Steven Wolosky, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the  recipient  party has  specified by written  notice given to each  other  party  five (5) days  prior to the  effectiveness  of such  change.
Written  confirmation  of receipt  (A) given by the  recipient  of such  notice, consent,  waiver or other  communication,  (B)  mechanically  or  electronically generated by the sender's facsimile machine containing the time, date, recipient

                                       11

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 85 of 114 Pages
--------------------------                            --------------------------

facsimile  number  and an image of the first  page of such  transmission  or (C)
provided  by an  overnight  courier  service  shall be  rebuttable  evidence  of personal  service,  receipt by facsimile  or receipt  from an overnight  courier service in accordance with clause (i), (ii) or (iii) above, respectively

      (b) The Company shall provide the Holder with prompt written notice of all actions  taken  pursuant  to this  Warrant,  including  in  reasonable  detail a description  of such  action  and the reason  therefore.  Without  limiting  the generality of the foregoing,  the Company will give written notice to the Holder
(i)  immediately  upon any  adjustment of the Exercise  Price,  setting forth in reasonable detail,  and certifying,  the calculation of such adjustment and (ii)
at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution  upon the shares of Common  Stock,  (B) with  respect to any  grants,  issuances  or sales of any
Options,   Convertible   Securities  or  rights  to  purchase  stock,  warrants,
securities  or other  property  to holders of shares of Common  Stock or (C) for determining  rights  to  vote  with  respect  to  any  Fundamental  Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the  public  prior to or in  conjunction  with such  notice  being provided to the Holder.

      9.  AMENDMENT  AND  WAIVER.  Except  as  otherwise  provided  herein,  the provisions  of this  Warrant  may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

      10.  GOVERNING  LAW.  This Warrant  shall be governed by and construed and enforced in accordance  with,  and all questions  concerning  the  construction, validity,  interpretation  and performance of this Warrant shall be governed by, the internal laws of the State of New York,  without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other  jurisdictions)  that would cause the  application  of the laws of any jurisdictions other than the State of New York.

      11.  CONSTRUCTION;  HEADINGS.  This Warrant  shall be deemed to be jointly drafted by the  Company  and the Holder and shall not be  construed  against any person as the drafter  hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the  interpretation  of, this
Warrant.

      12. DISPUTE  RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic  calculation of the Warrant Shares,  the
Company shall submit the disputed  determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such  dispute,  as the case may be, to the Holder.  If (i) the Holder and the
Company  are  unable to agree  upon such  determination  or  calculation  of the
Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic  calculation being submitted to the Holder, (ii) the
Holder  and  the  Company  are  unable  to  agree  to the  determination  of the allocation of  consideration  under Section  2(a)(iv) hereof or (iii) the Holder and the Company are unable to agree on the fair market  value of the Warrants as provided in Section  4(b),  then the Company  shall,  within two  Business  Days submit via facsimile (a) the disputed  determination  of the Exercise Price, the allocation of consideration  under the first sentence of Section 2(a)(iv) or the fair market value of the Warrants, to an independent,  reputable investment bank selected  by the  Company  and  approved  by the  Holder  or  (b)  the  disputed arithmetic  calculation  of the  Warrant  Shares to the  Company's  independent, outside  accountant.  The Company shall cause at its expense the investment bank

                                       12

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 86 of 114 Pages
--------------------------                            --------------------------

or the  accountant,  as the  case  may be,  to  perform  the  determinations  or calculations  and notify the Company and the Holder of the results no later than ten  Business  Days from the time it receives  the  disputed  determinations  or
calculations.   Such  investment   bank's  or  accountant's   determination   or
calculation,  as the  case may be,  shall be  binding  upon all  parties  absent demonstrable error.

      13.  REMEDIES,  OTHER  OBLIGATIONS,  BREACHES AND INJUNCTIVE  RELIEF.  The
remedies  provided in this Warrant  shall be  cumulative  and in addition to all other remedies  available under this Warrant,  at law or in equity  (including a decree of specific  performance  and/or other  injunctive  relief),  and nothing herein  shall  limit the right of the Holder to pursue  actual  damages  for any failure by the  Company to comply  with the terms of this  Warrant.  The Company acknowledges  that  a  breach  by it of its  obligations  hereunder  will  cause irreparable  harm to the Holder  and that the remedy at law for any such  breach may be inadequate.  The Company  therefore agrees that, in the event of any such breach or threatened  breach,  the holder of this Warrant shall be entitled,  in addition to all other  available  remedies,  to an  injunction  restraining  any breach,  without the necessity of showing  economic loss and without any bond or other security being required.

      14. TRANSFER.  This Warrant may be offered for sale, sold,  transferred or assigned without the consent of the Company.

      15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

      (a) "BLOOMBERG" means Bloomberg Financial Markets.

      (b) "BUSINESS DAY" means any day other than Saturday,  Sunday or other day on which  commercial banks in The City of New York are authorized or required by law to remain closed.

      (c) "CLOSING BID PRICE" and "CLOSING SALE PRICE"  means,  for any security as of any  date,  the last  closing  bid  price and last  closing  trade  price, respectively,  for  such  security  on the  Principal  Market,  as  reported  by
Bloomberg,  or, if the Principal  Market begins to operate on an extended  hours basis and does not  designate  the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade  price,  respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal  securities exchange or trading market  for such  security,  the last  closing  bid price or last  trade  price, respectively,  of such security on the principal  securities exchange or trading market where such security is listed or traded as reported by  Bloomberg,  or if the  foregoing  do not apply,  the last  closing bid price or last trade  price, respectively,  of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade  price,  respectively,  is  reported  for such  security  by
Bloomberg,  the average of the bid prices, or the ask prices,  respectively,  of any market  makers for such  security as  reported in the "pink  sheets" by Pink
Sheets LLC (formerly the National  Quotation  Bureau,  Inc.). If the Closing Bid
Price or the  Closing  Sale  Price  cannot be  calculated  for a  security  on a

                                       13

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 87 of 114 Pages
--------------------------                            --------------------------

particular  date on any of the  foregoing  bases,  the  Closing Bid Price or the
Closing Sale Price,  as the case may be, of such  security on such date shall be the fair market value as mutually  determined by the Company and the Holder.  If the  Company  and the Holder are unable to agree upon the fair  market  value of such security,  then such dispute shall be resolved  pursuant to Section 12. All such determinations to be appropriately  adjusted for any stock dividend,  stock split,  stock  combination  or other similar  transaction  during the applicable calculation period.

      (d) "COMMON STOCK" means (i) the Company's  shares of Common Stock,  $.001 par value per share,  and (ii) any share  capital  into which such Common  Stock shall have been changed or any share capital  resulting from a  reclassification of such Common Stock.

      (e)  "CONVERTIBLE  SECURITIES"  means any stock or securities  (other than
Options) directly or indirectly  convertible into or exercisable or exchangeable for shares of Common Stock.

      (f)  "ELIGIBLE  MARKET"  means the Principal  Market,  the American  Stock
Exchange, the Nasdaq National Market or The Nasdaq SmallCap Market.

      (g) "EXPIRATION DATE" means the date eighty-four months after the Issuance
Date or,  if such  date  falls on a day other  than a  Business  Day or on which trading does not take place on the Principal Market (a "HOLIDAY"), the next date that is not a Holiday.

      (h) "FUNDAMENTAL  TRANSACTION"  means that the Company shall,  directly or indirectly,  in one or more related transactions,  (i) consolidate or merge with or into  (whether  or not the  Company  is the  surviving  corporation)  another
Person, or (ii) sell,  assign,  transfer,  convey or otherwise dispose of all or substantially  all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase,  tender or exchange offer that is accepted by the holders of more than the 50% of either the outstanding shares of Common Stock (not  including any shares of Common Stock held by the Person or
Persons making or party to, or associated or affiliated  with the Persons making or party to, such purchase,  tender or exchange offer),  (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a  reorganization,  recapitalization,  spin-off or scheme of  arrangement)  with another  Person  whereby  such other  Person  acquires  more than the 50% of the outstanding  shares of Common  Stock (not  including  any shares of Common Stock held by the other Person or other  Persons  making or party to, or associated or affiliated  with the  other  Persons  making or party to,  such  stock  purchase agreement or other business  combination),  (v) change the members  constituting its Board of Directors such that the  individuals  who  constituted the Board of
Directors on the Issuance Date or other governing body of the Company  (together with any new  directors  whose  election  to such  Board of  Directors  or whose nomination  for  election by the  stockholders  of the company was approved by a vote of 66-2/3% of the directors then still in office who were either  directors on the Issuance Date or whose election or nomination for election was previously so  approved),  cease for any reason to  constitute  a majority of such Board of
Directors then in office,  or (vi)  reorganize,  recapitalize  or reclassify its
Common Stock.

                                       14

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 88 of 114 Pages
--------------------------                            --------------------------

      (i)  "OPTIONS"  means any rights,  warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

      (j)  "PARENT  ENTITY"  of a  Person  means an  entity  that,  directly  or indirectly,  controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market,  or, if there is more than one such  Person or Parent  Entity,  the Person or Parent  Entity  with the largest  public  market  capitalization  as of the date of  consummation  of the
Fundamental Transaction.

      (k)  "PERSON"  means  an  individual,   a  limited  liability  company,  a
partnership,  a  joint  venture,  a  corporation,  a  trust,  an  unincorporated organization,  any other entity and a  government  or any  department  or agency thereof.

      (l) "PRINCIPAL MARKET" means Pink Sheets Electronic  Quotation and Trading
System.

      (m) "REGISTRATION RIGHTS AGREEMENT" means that certain registration rights agreement by and between the Company and the Holder.

      (n) "SUCCESSOR ENTITY" means the Person, which may be the Company,  formed by,  resulting from or surviving any Fundamental  Transaction or the Person with which such Fundamental  Transaction shall have been made,  provided that if such
Person is not a publicly  traded entity whose common stock or equivalent  equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

                            [SIGNATURE PAGE FOLLOWS]

                                       15

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 89 of 114 Pages
--------------------------                            --------------------------

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common
Stock to be duly executed as of the Issuance Date set out above.

                                           WHITEHALL JEWELLERS, INC.

                                           By:__________________________________
                                           _____________________________________
                                           _____________________________________

                                           Name:
                                           Title:

                                       16

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 90 of 114 Pages
--------------------------                            --------------------------

                                                                       EXHIBIT A

                                 EXERCISE NOTICE

            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                        WARRANT TO PURCHASE COMMON STOCK

                            WHITEHALL JEWELLERS, INC.

      The  undersigned  holder  hereby  exercises  the right to  purchase of the shares of Common  Stock  ("WARRANT  SHARES") of  WHITEHALL  JEWELLERS,  INC.,  a
Delaware  corporation  (THE  "COMPANY"),  evidenced by the  attached  Warrant to
Purchase  Common Stock (the  "Warrant").  Capitalized  terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

      1. FORM OF EXERCISE PRICE. The Holder intends that payment of the Exercise
Price shall be made as:

      a "CASH EXERCISE" with respect to Warrant Shares;

and/or

      a "CASHLESS EXERCISE" with respect to Warrant Shares.

      2. PAYMENT OF EXERCISE  PRICE.  In the event that the holder has elected a
Cash  Exercise  with  respect to some or all of the Warrant  Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of
$      to the Company in accordance with the terms of the Warrant.

      3.  DELIVERY OF WARRANT  SHARES.  The Company  shall deliver to the holder
Warrant Shares in accordance with the terms of the Warrant.

Date: ___________

------------------------------
Name of Registered Holder

By: --------------------------
    Name:
    Title:

                                       17

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 91 of 114 Pages
--------------------------                            --------------------------

                                 ACKNOWLEDGMENT

      The Company hereby  acknowledges  this Exercise  Notice and hereby directs
LaSalle  Bank to issue the above  indicated  number of shares of Common Stock in
accordance  with the Transfer Agent  Instructions  dated             , 2006 from
the Company and acknowledged and agreed to by LaSalle Bank.

                                            WHITEHALL JEWELLERS, INC.

                                            By:
                                                --------------------------------
                                                Name:
                                                Title:

                                       18

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 92 of 114 Pages
--------------------------                            --------------------------

                                                                      EXHIBIT 13

      NEITHER  THE  ISSUANCE  AND  SALE OF THE  SECURITIES  REPRESENTED  BY THIS
CERTIFICATE NOR THE SECURITIES INTO WHICH THESE  SECURITIES ARE EXERCISABLE HAVE
BEEN  REGISTERED  UNDER THE  SECURITIES  ACT OF 1933, AS AMENDED,  OR APPLICABLE
STATE  SECURITIES  LAWS.  THE  SECURITIES  MAY NOT BE  OFFERED  FOR SALE,  SOLD,
TRANSFERRED  OR  ASSIGNED  (I) IN THE ABSENCE OF (A) AN  EFFECTIVE  REGISTRATION
STATEMENT FOR THE SECURITIES  UNDER THE  SECURITIES ACT OF 1933, AS AMENDED,  OR
(B) AN OPINION OF COUNSEL, IN A FORM REASONABLY  ACCEPTABLE TO THE COMPANY, THAT
REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE
144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING,  THE SECURITIES
MAY BE PLEDGED IN  CONNECTION  WITH A BONA FIDE MARGIN  ACCOUNT OR OTHER LOAN OR
FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                            WHITEHALL JEWELLERS, INC.

                        WARRANT TO PURCHASE COMMON STOCK

Warrant No.:
Number of Shares of Common Stock:
Date of Issuance: _______________, 2006 ("ISSUANCE DATE")

      WHITEHALL JEWELLERS, INC., a Delaware corporation (the "COMPANY"),  hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby  acknowledged,  Newcastle  Partners,  L.P., a Texas  limited partnership,  the  registered  holder  hereof  or  its  permitted  assigns  (the
"HOLDER"),  is entitled,  subject to the terms set forth below, to purchase from the  Company,  at the  Exercise  Price (as defined  below) then in effect,  upon surrender of this Warrant to Purchase  Common Stock  (including  any Warrants to
Purchase Common Stock issued in exchange,  transfer or replacement  hereof,  the
"WARRANT"),  at any time or times  after the date  hereof,  but not after  11:59
p.m., New York Time, on the Expiration  Date (as defined  below),  up to [insert the number of Warrant Shares, which shall equal (x) the number of shares held by the  person  or group of  persons  (within  the  meaning  of  Section  13 of the
Securities  Exchange  Act of 1934,  as amended)  holding  the largest  number of shares of Common Stock as of the Issuance Date of any such person or group minus
(y) a number of shares of Common Stock equal to 25% of the outstanding shares of
Common  Stock as of the  Issuance  Date;  provided,  that in no event  shall the number of Warrant  Shares  exceed  9.99% of the number of shares of Common Stock outstanding as of the Issuance Date] fully paid  nonassessable  shares of Common
Stock (as defined  below) (the "WARRANT  SHARES").  Except as otherwise  defined herein,  capitalized  terms in this Warrant shall have the meanings set forth in
Section 15.

      1.  EXERCISE OF WARRANT.

      (a)  MECHANICS OF  EXERCISE.  Subject to the terms and  conditions  hereof
(including, without limitation, the limitations set forth in Section 1(f)), this
Warrant may be  exercised  by the Holder on any day on or after the date hereof, in whole or in part, by (i) delivery of a written  notice,  in the form attached hereto  as  Exhibit A (the  "Exercise  Notice"),  of the  Holder's  election  to exercise  this Warrant and (ii) (A) payment to the Company of an amount equal to

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 93 of 114 Pages
--------------------------                            --------------------------

the applicable  Exercise Price  multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "Aggregate  Exercise  Price") in cash or wire transfer of immediately  available funds or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section  1(d)).  The Holder  shall not be required  to deliver  the  original
Warrant in order to effect an exercise hereunder.  Execution and delivery of the
Exercise  Notice with respect to less than all of the Warrant  Shares shall have the same effect as  cancellation  of the original  Warrant and issuance of a new
Warrant evidencing the right to purchase the remaining number of Warrant Shares.
On or before the first  Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (or notice of a Cashless Exercise) (the "Exercise Delivery  Documents"),  the Company shall transmit  by  facsimile  an  acknowledgment  of  confirmation  of receipt of the
Exercise Delivery  Documents to the Holder and the Company's transfer agent (the
"Transfer  Agent").  On or before the third  Business Day  following the date on which the Company has  received  all of the  Exercise  Delivery  Documents  (the
"Share Delivery  Date"),  the Company shall (X) provided that the Transfer Agent is  participating  in  The  Depository  Trust  Company  ("DTC")  Fast  Automated
Securities  Transfer  Program,  upon the  request  of the  Holder,  credit  such aggregate  number  of shares of  Common  Stock to which the  Holder is  entitled pursuant to such exercise to the Holder's or its designee's balance account with
DTC  through its  Deposit  Withdrawal  Agent  Commission  system,  or (Y) if the
Transfer  Agent  is not  participating  in the  DTC  Fast  Automated  Securities
Transfer  Program,  issue and  dispatch by  overnight  courier to the address as specified in the Exercise  Notice,  a  certificate,  registered in the Company's share  register  in the name of the  Holder or its  designee,  for the number of shares  of  Common  Stock to which  the  Holder  is  entitled  pursuant  to such exercise.  Upon  delivery of the Exercise  Notice and Aggregate  Exercise  Price
referred to in clause (ii)(A) above or notification to the Company of a Cashless
Exercise  referred  to in  Section  1(d),  the  Holder  shall be deemed  for all corporate  purposes to have  become the holder of record of the  Warrant  Shares with respect to which this Warrant has been exercised,  irrespective of the date of delivery of the certificates  evidencing such Warrant Shares. If this Warrant is submitted in connection  with any exercise  pursuant to this Section 1(a) and the number of Warrant Shares  represented by this Warrant submitted for exercise is greater than the number of Warrant  Shares being  acquired  upon an exercise, then the Company shall as soon as  practicable  and in no event later than three
Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 7(d))  representing  the right to purchase the number of
Warrant  Shares  purchasable  immediately  prior  to such  exercise  under  this
Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.  No  fractional  shares  of Common  Stock  are to be issued  upon the exercise of this Warrant,  but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest  whole  number.  The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

      (b) EXERCISE PRICE.  For purposes of this Warrant,  "Exercise Price" means
$1.50, subject to adjustment as provided herein.

      (c) COMPANY'S  FAILURE TO TIMELY  DELIVER  SECURITIES.  In addition to the foregoing,  if within three (3) Business Days after the Company's receipt of the facsimile copy of an Exercise Notice the Company shall fail to issue and deliver

                                       2

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 94 of 114 Pages
--------------------------                            --------------------------

a  certificate  to the Holder and  register  such shares of Common  Stock on the
Company's share register or credit the Holder's balance account with DTC for the number  of shares of Common  Stock to which  the  Holder is  entitled  upon such holder's  exercise  hereunder,  and if on or after such  Business Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver  in  satisfaction  of a sale by the  Holder of  shares  of Common  Stock issuable  upon such  exercise  that the Holder  anticipated  receiving  from the
Company (a  "Buy-In"),  then the Company  shall,  within three (3) Business Days after the Holder's request and in the Holder's  discretion,  either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions,  if any) for the shares of Common Stock so purchased (the
"Buy-In  Price"),  at which  point the  Company's  obligation  to  deliver  such certificate (and to issue such shares of Common Stock) shall terminate,  or (ii)
promptly  honor  its  obligation  to  deliver  to the  Holder a  certificate  or certificates representing such shares of Common Stock and pay cash to the Holder in an amount  equal to the excess (if any) of the Buy-In  Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the date of exercise.

      (d) CASHLESS  EXERCISE.  Notwithstanding  anything contained herein to the contrary,  if a Registration  Statement (as defined in the  Registration  Rights
Agreement)  covering  the Warrant  Shares  that are the subject of the  Exercise
Notice (the  "Unavailable  Warrant  Shares") is not  available for the resale of such  Unavailable  Warrant  Shares,  the  Holder  may,  in its sole  discretion, exercise  this  Warrant  in whole or in part  and,  in lieu of  making  the cash payment  otherwise  contemplated to be made to the Company upon such exercise in payment of the  Aggregate  Exercise  Price,  elect  instead to receive upon such exercise the "Net Number" of shares of Common Stock determined  according to the following formula (a "Cashless Exercise"):

Net Number = (A X B) -- (A X C)
             ------------------
                      B

For purposes of the foregoing formula:

            A = the total number of shares with respect to which this Warrant is then being exercised.

            B = the  Closing  Sale  Price of the  shares  of  Common  Stock  (as reported by Bloomberg) on the date  immediately  preceding the date of the
      Exercise Notice.

            C = the  Exercise  Price then in effect for the  applicable  Warrant
      Shares at the time of such exercise.

      (e)  DISPUTES.  In the case of a dispute  as to the  determination  of the
Exercise Price or the arithmetic  calculation of the Warrant Shares, the Company shall  promptly  issue to the Holder the number of Warrant  Shares  that are not disputed and resolve such dispute in accordance with Section 12.

      (f) LIMITATIONS ON EXERCISES.  The Company shall not be obligated to issue any shares of Common Stock upon exercise of this Warrant if the issuance of such shares of Common  Stock would exceed that number of shares of Common Stock which

                                       3

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 95 of 114 Pages
--------------------------                            --------------------------

the  Company may issue upon  exercise  of this  Warrant  without  breaching  the
Company's  obligations  under the rules or regulations  of the Principal  Market
(the "Exchange  Cap"),  except that such limitation shall not apply in the event that the Company (A) obtains the approval of its shareholders as required by the applicable rules of the Principal Market for issuances of shares of Common Stock in excess of such amount or (B) obtains a written  opinion from outside  counsel to the  Company  that such  approval is not  required,  which  opinion  shall be reasonably satisfactory to the Holder.

      2.   ADJUSTMENT  OF  EXERCISE  PRICE AND  NUMBER OF  WARRANT  SHARES.  The
Exercise  Price and the number of Warrant  Shares shall be adjusted from time to time as follows:

      (a) ADJUSTMENT UPON ISSUANCE OF SHARES OF COMMON STOCK. If and whenever on or after the Issuance Date the Company  issues or sells,  or in accordance  with this  Section 2 is deemed to have  issued or sold,  any  shares of Common  Stock
(including  the  issuance or sale of shares of Common  Stock owned or held by or for the account of the Company,  but excluding  shares of Common Stock deemed to have been issued by the  Company in  connection  with any Options  issued by the
Company prior to the date hereof pursuant to the Company's benefit plans), for a consideration per share (the "New Securities  Issuance Price") less than a price
(the "Applicable Price") equal to the Exercise Price in effect immediately prior to such issue or sale or deemed  issuance  or sale (the  foregoing  a  "Dilutive
Issuance"),  then immediately after such Dilutive  Issuance,  the Exercise Price then in  effect  shall be  reduced  to an  amount  equal  to the New  Securities
Issuance Price.  Subject to Section  1(f)(ii),  upon each such adjustment of the
Exercise Price hereunder,  the number of Warrant Shares shall be adjusted to the number of shares of Common Stock determined by multiplying the Exercise Price in effect  immediately  prior to such  adjustment  by the number of Warrant  Shares acquirable  upon exercise of this Warrant  immediately  prior to such adjustment and  dividing  the product  thereof by the Exercise  Price  resulting  from such adjustment.  For purposes of determining the adjusted  Exercise Price under this
Section 2(a), the following shall be applicable:

            (i)  ISSUANCE  OF OPTIONS.  If the Company in any manner  grants any
      Options and the lowest price per share for which one share of Common Stock is  issuable  upon the  exercise  of any such  Option or upon  conversion, exercise or exchange of any Convertible  Securities issuable upon exercise of any such Option is less than the Applicable  Price,  then such share of
      Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section  2(a)(i),  the "lowest price per share for  which  one  share of Common  Stock is  issuable  upon exercise of such Options or upon conversion,  exercise or exchange of such
      Convertible Securities" shall be equal to the sum of the lowest amounts of consideration  (if any) received or receivable by the Company with respect to any one share of Common  Stock upon the granting or sale of the Option, upon exercise of the Option and upon  conversion,  exercise or exchange of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon  the  actual  issuance  of such  shares  of  Common  Stock or of such
      Convertible  Securities  upon the  exercise  of such  Options  or upon the actual issuance of such shares of Common Stock upon  conversion,  exercise or exchange of such Convertible Securities.

                                       4

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 96 of 114 Pages
--------------------------                            --------------------------

            (ii)  ISSUANCE  OF  CONVERTIBLE  SECURITIES.  If the  Company in any
      manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable  Price, then such share of Common Stock shall be deemed to be  outstanding  and to have been issued and sold by the Company at the time of the issuance or sale of such
      Convertible  Securities for such price per share. For the purposes of this
      Section  2(a)(ii),  the  "lowest  price  per  share for which one share of
      Common Stock is issuable upon the conversion,  exercise or exchange" shall be  equal  to the sum of the  lowest  amounts  of  consideration  (if any)
      received or  receivable by the Company with respect to one share of Common
      Stock  upon the  issuance  or sale of the  Convertible  Security  and upon conversion,  exercise or exchange of such Convertible Security. No further adjustment of the Exercise Price or number of Warrant Shares shall be made upon the actual  issuance of such shares of Common Stock upon  conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such  Convertible  Securities  is  made  upon  exercise  of any
      Options  for which  adjustment  of this  Warrant has been or is to be made pursuant to other  provisions of this Section 2(a), no further  adjustment of the Exercise  Price or number of Warrant Shares shall be made by reason of such issue or sale.

            (iii) CHANGE IN OPTION PRICE OR RATE OF CONVERSION.  If the purchase price provided for in any Options, the additional  consideration,  if any,
      payable  upon  the  issue,   conversion,   exercise  or  exchange  of  any
      Convertible  Securities,  or the rate at which any Convertible  Securities are convertible  into or exercisable or exchangeable  for shares of Common
      Stock  increases  or decreases  at any time,  the  Exercise  Price and the number  of  Warrant  Shares  in  effect  at the time of such  increase  or decrease shall be adjusted to the Exercise Price and the number of Warrant
      Shares  which  would have been in effect at such time had such  Options or
      Convertible  Securities  provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time  initially  granted,  issued or sold.  For purposes  of  this  Section  2(a)(iii),  if the  terms  of any  Option  or
      Convertible  Security that was  outstanding  as of the date of issuance of this Warrant are  increased  or  decreased in the manner  described in the immediately  preceding sentence,  then such Option or Convertible Security and the shares of Common Stock deemed  issuable upon exercise,  conversion or exchange  thereof shall be deemed to have been issued as of the date of such  increase or decrease.  No  adjustment  pursuant to this Section 2(a)
      shall  be made if such  adjustment  would  result  in an  increase  of the
      Exercise  Price  then in effect or a  decrease  in the  number of  Warrant
      Shares.

            (iv)  CALCULATION OF CONSIDERATION  RECEIVED.  In case any Option is issued in  connection  with the issue or sale of other  securities  of the
      Company,  together  comprising  one  integrated  transaction  in  which no specific  consideration  is  allocated  to  such  Options  by the  parties
      thereto,   the  Options   will  be  deemed  to  have  been  issued  for  a
      consideration  mutually  determined  in  good  faith  by the  Company  (as approved  by a majority of the Company  Disinterested  Directors)  and the
      Holder or in the absence of agreement on the foregoing, in accordance with
      Section 12 hereof.  If any shares of Common Stock,  Options or Convertible
      Securities  are  issued or sold or deemed to have been  issued or sold for cash,  the  consideration  received  therefor will be deemed to be the net amount  received by the Company  therefor.  If any shares of Common Stock,
      Options or Convertible  Securities are issued or sold for a  consideration other than cash, the amount of such consideration  received by the Company

                                       5

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 97 of 114 Pages
--------------------------                            --------------------------

      will  be  the  fair  value  of  such  consideration,   except  where  such
      consideration  consists  of  securities,  in  which  case  the  amount  of consideration  received by the Company  will be the Closing  Sale Price of such  security  on the date of  receipt.  If any  shares of Common  Stock,
      Options  or  Convertible  Securities  are  issued  to  the  owners  of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration  therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving  entity as is  attributable  to such shares of Common Stock,
      Options or Convertible  Securities,  as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the  Company  and the  Holder.  If such  parties  are  unable  to reach agreement  within ten (10) days after the occurrence of an event requiring valuation (the "Valuation  Event"),  the fair value of such  consideration will be  determined  within  five (5)  Business  Days  after the tenth day following  the  Valuation  Event by an  independent,  reputable  appraiser jointly selected by the Company and the Holder.  The determination of such appraiser  shall be final and  binding  upon all parties  absent  manifest error and the fees and  expenses of such  appraiser  shall be borne by the
      Company.  For  purposes  of  this  Section  2(a)(iv),  the  term  "Company
      Disinterested  Directors"  shall mean the directors of the Company (or its successor),  as of the date of any relevant determination hereunder,  that are not  employees,  directors  or  officers  of the  Holder or any of its
      Affiliates,  where "Affiliate" shall mean, with respect to any Person, any
      Person directly or indirectly  controlling,  controlled by or under common control with, such Person, where "control" means the possession,  directly or  indirectly,  of the  power to direct  or cause  the  direction  of the management  and  policies of such Person  through  the  ownership  of such
      Person's voting securities, by contract or otherwise.

            (v) RECORD  DATE.  If the  Company  takes a record of the holders of shares of Common Stock for the purpose of entitling  them (A) to receive a dividend or other distribution  payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of
      Common Stock,  Options or  Convertible  Securities,  then such record date will be deemed to be the date of the issue or sale of the shares of Common
      Stock  deemed to have been  issued  or sold upon the  declaration  of such dividend  or the  making  of such  other  distribution  or the date of the granting of such right of subscription or purchase, as the case may be.

      (b) ADJUSTMENT UPON  SUBDIVISION OR COMBINATION OF SHARES OF COMMON STOCK.
If the  Company at any time on or after the  Issuance  Date  subdivides  (by any stock split, stock dividend,  recapitalization or otherwise) one or more classes of its outstanding  shares of Common Stock into a greater number of shares,  the
Exercise  Price  in  effect  immediately  prior  to  such  subdivision  will  be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Issuance Date combines (by combination,  reverse  stock  split or  otherwise)  one or more  classes  of its outstanding shares of Common Stock into a smaller number of shares, the Exercise
Price in effect  immediately  prior to such combination will be  proportionately increased and the number of Warrant  Shares will be  proportionately  decreased.
Any  adjustment  under this Section 2(b) shall become  effective at the close of business on the date the subdivision or combination becomes effective.

                                       6

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 98 of 114 Pages
--------------------------                            --------------------------

      (c) OTHER  EVENTS.  If any event  occurs of the type  contemplated  by the provisions of this Section 2 but not expressly  provided for by such  provisions
(including,  without  limitation,  the  granting of stock  appreciation  rights, phantom stock rights or other rights with equity  features),  then the Company's
Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant Shares so as to protect the rights of the Holder; provided that no such adjustment pursuant to this Section 2(c) will increase the Exercise
Price or decrease the number of Warrant Shares as otherwise  determined pursuant to this Section 2.

      3.  RIGHTS UPON  DISTRIBUTION  OF ASSETS.  If the Company shall declare or make any dividend or other  distribution of its assets (or rights to acquire its assets)  to holders  of shares of Common  Stock,  by way of return of capital or otherwise  (including,  without  limitation,  any distribution of cash, stock or other  securities,  property  or  options  by  way  of  a  dividend,  spin  off, reclassification,  corporate  rearrangement,  scheme  of  arrangement  or  other similar transaction) (a "Distribution"),  at any time after the issuance of this
Warrant, then, in each such case:

      (a) any  Exercise  Price  in  effect  immediately  prior  to the  close of business on the record date fixed for the  determination of holders of shares of
Common Stock entitled to receive the Distribution shall be reduced, effective as of the  close  of  business  on  such  record  date,  to a price  determined  by multiplying  such Exercise Price by a fraction of which (i) the numerator  shall be the  Closing  Bid  Price of the  shares of Common  Stock on the  trading  day immediately  preceding such record date minus the value of the  Distribution (as determined in good faith by the Company's Board of Directors)  applicable to one share of Common Stock,  and (ii) the denominator  shall be the Closing Bid Price of the shares of Common  Stock on the trading  day  immediately  preceding  such record date; and

      (b) the number of Warrant  Shares shall be increased to a number of shares equal to the number of shares of Common Stock  obtainable  immediately  prior to the close of business on the record date fixed for the  determination of holders of shares of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding paragraph (a);
provided  that in the event that the  Distribution  is of shares of Common Stock
(or common  stock)  ("Other  Shares of Common  Stock") of a company whose common shares are  traded on a national  securities  exchange  or a national  automated quotation  system,  then the Holder  may elect to receive a warrant to  purchase
Other  Shares of Common  Stock in lieu of an  increase  in the number of Warrant
Shares,  the terms of which shall be identical to those of this Warrant,  except that such warrant shall be exercisable into the number of shares of Other Shares of Common  Stock  that would have been  payable  to the Holder  pursuant  to the
Distribution  had the Holder  exercised this Warrant  immediately  prior to such record  date and with an  aggregate  exercise  price equal to the product of the amount by which the exercise price of this Warrant was decreased with respect to the Distribution  pursuant to the terms of the immediately  preceding  paragraph
(a) and the number of Warrant  Shares  calculated in  accordance  with the first part of this paragraph (b).

      4.  PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

                                       7

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                   Page 99 of 114 Pages
--------------------------                            --------------------------

      (a) PURCHASE RIGHTS. In addition to any adjustments  pursuant to Section 2 above,  if at any  time  the  Company  grants,  issues  or  sells  any  Options,
Convertible  Securities  or rights to purchase  stock,  warrants,  securities or other  property pro rata to the record  holders of any class of shares of Common
Stock (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms  applicable to such Purchase  Rights,  the aggregate  Purchase  Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock  acquirable  upon  complete  exercise of this  Warrant  (without regard to any  limitations on the exercise of this Warrant)  immediately  before the date on which a record  is taken  for the  grant,  issuance  or sale of such
Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined  for the grant,  issue or sale of such Purchase Rights.

      (b) FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental  Transaction unless (i) the Successor Entity assumes in writing all of the  obligations of the Company under this Warrant in accordance with the provisions  of this Section  (4)(b)  pursuant to written  agreements in form and substance  satisfactory  to the Holder and  approved by the Holder prior to such
Fundamental  Transaction,  including  agreements  to  deliver  to the  Holder in exchange  for this  Warrant a security of the  Successor  Entity  evidenced by a written instrument  substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the  shares  of  Common  Stock  reflected  by  the  terms  of  such  Fundamental
Transaction,  and exercisable  for a  corresponding  number of shares of capital stock  equivalent to the shares of Common Stock  acquirable and receivable  upon exercise of this Warrant  (without  regard to any limitations on the exercise of this Warrant) prior to such  Fundamental  Transaction,  and  satisfactory to the
Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded  corporation  whose common stock is quoted on or listed for trading on an
Eligible  Market;  provided  that the Company may enter into such a  Fundamental
Transaction without complying with the foregoing  obligations if the Fundamental
Transaction  involves a change of control where the consideration  being paid by the acquiring  entity for the Common Stock in such transaction is cash if, prior to consummation of such Fundamental Transaction, the Company shall have provided pursuant to agreements in form and substance  satisfactory to the Holder for the
Holder to receive contemporaneous with completion of the Fundamental Transaction in exchange for  surrender of this  Warrants,  a cash payment  equal to the fair market  value of this  Warrant  (based on then  prevailing  customary  valuation methodologies for derivative securities like the Warrant and the terms thereof), as  determined  by mutual  agreement  of the Company (as approved by the Company
Disinterested   Directors)  and  the  Holder  (a  "Company  Warrant  Purchase");
provided, further that if agreement cannot be reached on such fair market value, fair market  value shall be  determined  in  accordance  with Section 12 hereof.
Unless a Company  Warrant  Purchase has  occurred,  upon the  occurrence  of any
Fundamental  Transaction,   the  Successor  Entity  shall  succeed  to,  and  be
substituted  for  (so  that  from  and  after  the  date  of  such   Fundamental
Transaction,  the  provisions of this Warrant  referring to the "Company"  shall refer instead to the Successor  Entity),  and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this
Warrant with the same effect as if such  Successor  Entity had been named as the
Company  herein.   Unless  a  Company  Warrant   Purchase  has  occurred,   upon
consummation of the Fundamental Transaction,  the Successor Entity shall deliver to the Holder  confirmation  that there  shall be issued  upon  exercise of this
Warrant at any time after the  consummation of the Fundamental  Transaction,  in

                                       8

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 100 of 114 Pages
--------------------------                            --------------------------

lieu of the shares of the Common  Stock (or other  securities,  cash,  assets or other  property)  purchasable  upon the  exercise of the  Warrant  prior to such
Fundamental Transaction, such shares of the publicly traded common stock (or its equivalent) of the Successor Entity  (including its Parent Entity),  as adjusted in accordance  with the  provisions  of this Warrant.  In addition to and not in substitution  for any other rights  hereunder,  prior to the consummation of any
Fundamental  Transaction pursuant to which holders of shares of Common Stock are entitled to receive  securities  or other  assets with respect to or in exchange for  shares of Common  Stock (a  "Corporate  Event"),  the  Company  shall  make appropriate  provision to insure that the Holder will  thereafter have the right to receive upon an exercise of this  Warrant at any time after the  consummation of the Fundamental  Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property)
purchasable  upon  the  exercise  of  the  Warrant  prior  to  such  Fundamental
Transaction,  such  shares  of  stock,  securities,  cash,  assets  or any other property  whatsoever  (including  warrants  or other  purchase  or  subscription rights)  which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such  Fundamental  Transaction.  Provision  made  pursuant  to the  preceding sentence shall be in a form and substance reasonably satisfactory to the Holder.
The  provisions of this Section shall apply  similarly and equally to successive
Fundamental  Transactions  and  Corporate  Events and shall be  applied  without regard to any limitations on the exercise of this Warrant.

      5.   NONCIRCUMVENTION.  The Company  hereby  covenants and agrees that the
Company will not, by amendment of its  Certificate of  Incorporation,  Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement,  dissolution,  issue or sale of securities,  or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of  this  Warrant,  and  will  at all  times  in good  faith  carry  out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without  limiting the  generality of the  foregoing,  the
Company  (i) shall not  increase  the par  value of any  shares of Common  Stock receivable  upon the exercise of this Warrant  above the Exercise  Price then in effect,  (ii) shall take all such actions as may be necessary or  appropriate in
order  that  the  Company   may  validly  and  legally   issue  fully  paid  and
nonassessable  shares of Common  Stock upon the  exercise of this  Warrant,  and
(iii) shall take all action  necessary to reserve and keep  available out of its authorized  and  unissued  shares of Common  Stock,  solely  for the  purpose of effecting  the  exercise  of the this  Warrant,  100% of the number of shares of
Common  Stock as shall from time to time be  necessary to effect the exercise of this Warrant (without regard to any limitations on exercise).

      6.  WARRANT  HOLDER  NOT  DEEMED  A  STOCKHOLDER.   Except  as  otherwise
specifically  provided herein, the Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share  capital of the  Company for any  purpose,  nor shall anything  contained  in this  Warrant be  construed  to confer  upon the Holder, solely in such  Person's  capacity  as the  Holder of this  Warrant,  any of the rights of a  shareholder  of the Company or any right to vote,  give or withhold consent to any corporate  action  (whether any  reorganization,  issue of stock, reclassification  of stock,  consolidation,  merger,  conveyance or  otherwise), receive  notice of  meetings,  receive  dividends  or  subscription  rights,  or otherwise,  prior to the issuance to the Holder of the Warrant Shares which such
Person is then  entitled to receive  upon the due exercise of this  Warrant.  In addition,  nothing  contained in this Warrant shall be construed as imposing any liabilities  on the Holder to purchase  any  securities  (upon  exercise of this
Warrant  or  otherwise)  or  as a  shareholder  of  the  Company,  whether  such liabilities  are  asserted  by the  Company  or by  creditors  of  the  Company.
Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same  notices  and other  information  given to the  shareholders  of the
Company   generally,   contemporaneously   with  the   giving   thereof  to  the
shareholders.

                                       9

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 101 of 114 Pages
--------------------------                            --------------------------

      7.  REISSUANCE OF WARRANTS.

      (a) TRANSFER OF WARRANT. If this Warrant is to be transferred,  the Holder shall  surrender  this  Warrant  to the  Company,  whereupon  the  Company  will forthwith  issue and  deliver  upon the order of the  Holder a new  Warrant  (in
accordance   with  Section   7(d)),   registered  as  the  Holder  may  request,
representing   the  right  to  purchase  the  number  of  Warrant  Shares  being transferred  by the Holder and, if less then the total number of Warrant  Shares then underlying this Warrant is being transferred,  a new Warrant (in accordance with Section 7(d)) to the Holder  representing  the right to purchase the number of Warrant Shares not being transferred.

      (b) LOST,  STOLEN OR  MUTILATED  WARRANT.  Upon  receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft,  destruction or mutilation of this Warrant,  and, in the case of loss,  theft or destruction, of any  indemnification  undertaking  by the Holder to the Company in  customary form and, in the case of  mutilation,  upon surrender and  cancellation  of this
Warrant,  the Company  shall execute and deliver to the Holder a new Warrant (in accordance  with Section  7(d))  representing  the right to purchase the Warrant
Shares then underlying this Warrant.

      (c) EXCHANGEABLE FOR MULTIPLE WARRANTS. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance  with Section 7(d))  representing  in the aggregate  the right to purchase  the number of Warrant  Shares then  underlying this  Warrant,  and each such new Warrant will  represent  the right to purchase such portion of such Warrant  Shares as is  designated by the Holder at the time of such surrender;  provided, however, that no Warrants for fractional shares of
Common Stock shall be given.

      (d) ISSUANCE OF NEW WARRANTS.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent,  as indicated on the face of such new Warrant,  the right to purchase the Warrant  Shares then  underlying this Warrant (or in the case of a new Warrant  being issued  pursuant to Section
7(a) or Section 7(c),  the Warrant Shares  designated by the Holder which,  when added to the number of shares of Common Stock  underlying the other new Warrants issued in connection  with such issuance,  does not exceed the number of Warrant
Shares then  underlying  this  Warrant),  (iii) shall have an issuance  date, as indicated  on the face of such  new  Warrant  which is the same as the  Issuance
Date, and (iv) shall have the same rights and conditions as this Warrant.

      8.  NOTICES.

                                       10

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 102 of 114 Pages
--------------------------                            --------------------------

      (a) Any notices,  consents,  waivers or other  communications  required or permitted  to be given  under the terms of this  Warrant  must be in writing and will be  deemed  to have  been  delivered:  (i)  upon  receipt,  when  delivered personally;  (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending  party);  or (iii) one  Business  Day after  deposit  with an  overnight courier  service,  in each case  properly  addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                             If to the Company:

                             Whitehall Jewellers, Inc.
                             155 North Wacker Drive, Suite 500
                             Chicago, Illinois 60606
                             Telephone: (312) 782-6800
                             Facsimile: (312)
                             Attention: General Counsel

                             With a copy (for informational purposes only) to:

                             Sidley Austin LLP
                             Bank One Plaza
                             10 South Dearborn Street
                             Chicago, Illinois 60603
                             Telephone: (312) 853-7000
                             Facsimile: (312) 853-7036
                             Attention: John Sabl, Esq.

                             If to the Holder:

                             Newcastle Partners, L.P.
                             300 Crescent Court, Suite 1110
                             Dallas, Texas 75201
                             Telephone: (214) 661-7474
                             Facsimile: (214) 661-7475
                             Attention: Mark E. Schwarz

                                       11

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 103 of 114 Pages
--------------------------                            --------------------------

                             With a copy (for informational purposes only) to:

                             Olshan Grundman Frome Rosenzweig & Wolosky LLP
                             Park Avenue Tower
                             65 East 55th Street
                             New York, New York  10022
                             Telephone: (212) 451-2300
                             Facsimile: (212) 451-2222
                             Attention: Steven Wolosky, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the  recipient  party has  specified by written  notice given to each  other  party  five (5) days  prior to the  effectiveness  of such  change.
Written  confirmation  of receipt  (A) given by the  recipient  of such  notice, consent,  waiver or other  communication,  (B)  mechanically  or  electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile  number  and an image of the first  page of such  transmission  or (C)
provided  by an  overnight  courier  service  shall be  rebuttable  evidence  of personal  service,  receipt by facsimile  or receipt  from an overnight  courier service in accordance with clause (i), (ii) or (iii) above, respectively

      (b) The Company shall provide the Holder with prompt written notice of all actions  taken  pursuant  to this  Warrant,  including  in  reasonable  detail a description  of such  action  and the reason  therefore.  Without  limiting  the generality of the foregoing,  the Company will give written notice to the Holder
(i)  immediately  upon any  adjustment of the Exercise  Price,  setting forth in reasonable detail,  and certifying,  the calculation of such adjustment and (ii)
at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution  upon the shares of Common  Stock,  (B) with  respect to any  grants,  issuances  or sales of any
Options,   Convertible   Securities  or  rights  to  purchase  stock,  warrants,
securities  or other  property  to holders of shares of Common  Stock or (C) for determining  rights  to  vote  with  respect  to  any  Fundamental  Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the  public  prior to or in  conjunction  with such  notice  being provided to the Holder.

      9.   AMENDMENT  AND  WAIVER.  Except as  otherwise  provided  herein,  the provisions  of this  Warrant  may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.

      10.  GOVERNING  LAW.  This Warrant  shall be governed by and construed and enforced in accordance  with,  and all questions  concerning  the  construction, validity,  interpretation  and performance of this Warrant shall be governed by, the internal laws of the State of New York,  without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other  jurisdictions)  that would cause the  application  of the laws of any jurisdictions other than the State of New York.

      11.  CONSTRUCTION;  HEADINGS.  This Warrant  shall be deemed to be jointly drafted by the  Company  and the Holder and shall not be  construed  against any person as the drafter  hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the  interpretation  of, this
Warrant.

                                       12

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 104 of 114 Pages
--------------------------                            --------------------------

      12. DISPUTE  RESOLUTION.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic  calculation of the Warrant Shares,  the
Company shall submit the disputed  determinations or arithmetic calculations via facsimile within two Business Days of receipt of the Exercise Notice giving rise to such  dispute,  as the case may be, to the Holder.  If (i) the Holder and the
Company  are  unable to agree  upon such  determination  or  calculation  of the
Exercise Price or the Warrant Shares within three Business Days of such disputed determination or arithmetic  calculation being submitted to the Holder, (ii) the
Holder  and  the  Company  are  unable  to  agree  to the  determination  of the allocation of  consideration  under Section  2(a)(iv) hereof or (iii) the Holder and the Company are unable to agree on the fair market  value of the Warrants as provided in Section  4(b),  then the Company  shall,  within two  Business  Days submit via facsimile (a) the disputed  determination  of the Exercise Price, the allocation of consideration  under the first sentence of Section 2(a)(iv) or the fair market value of the Warrants, to an independent,  reputable investment bank selected  by the  Company  and  approved  by the  Holder  or  (b)  the  disputed arithmetic  calculation  of the  Warrant  Shares to the  Company's  independent, outside  accountant.  The Company shall cause at its expense the investment bank or the  accountant,  as the  case  may be,  to  perform  the  determinations  or calculations  and notify the Company and the Holder of the results no later than ten  Business  Days from the time it receives  the  disputed  determinations  or
calculations.   Such  investment   bank's  or  accountant's   determination   or
calculation,  as the  case may be,  shall be  binding  upon all  parties  absent demonstrable error.

      13.  REMEDIES,  OTHER  OBLIGATIONS,  BREACHES AND INJUNCTIVE  RELIEF.  The
remedies  provided in this Warrant  shall be  cumulative  and in addition to all other remedies  available under this Warrant,  at law or in equity  (including a decree of specific  performance  and/or other  injunctive  relief),  and nothing herein  shall  limit the right of the Holder to pursue  actual  damages  for any failure by the  Company to comply  with the terms of this  Warrant.  The Company acknowledges  that  a  breach  by it of its  obligations  hereunder  will  cause irreparable  harm to the Holder  and that the remedy at law for any such  breach may be inadequate.  The Company  therefore agrees that, in the event of any such breach or threatened  breach,  the holder of this Warrant shall be entitled,  in addition to all other  available  remedies,  to an  injunction  restraining  any breach,  without the necessity of showing  economic loss and without any bond or other security being required.

      14. TRANSFER.  This Warrant may be offered for sale, sold,  transferred or assigned without the consent of the Company.

      15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

      (a) "Bloomberg" means Bloomberg Financial Markets.

      (b) "Business Day" means any day other than Saturday,  Sunday or other day on which  commercial banks in The City of New York are authorized or required by law to remain closed.

                                       13

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 105 of 114 Pages
--------------------------                            --------------------------

      (c) "Closing Bid Price" and "Closing Sale Price"  means,  for any security as of any  date,  the last  closing  bid  price and last  closing  trade  price, respectively,  for  such  security  on the  Principal  Market,  as  reported  by
Bloomberg,  or, if the Principal  Market begins to operate on an extended  hours basis and does not  designate  the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade  price,  respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal  securities exchange or trading market  for such  security,  the last  closing  bid price or last  trade  price, respectively,  of such security on the principal  securities exchange or trading market where such security is listed or traded as reported by  Bloomberg,  or if the  foregoing  do not apply,  the last  closing bid price or last trade  price, respectively,  of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade  price,  respectively,  is  reported  for such  security  by
Bloomberg,  the average of the bid prices, or the ask prices,  respectively,  of any market  makers for such  security as  reported in the "pink  sheets" by Pink
Sheets LLC (formerly the National  Quotation  Bureau,  Inc.). If the Closing Bid
Price or the  Closing  Sale  Price  cannot be  calculated  for a  security  on a particular  date on any of the  foregoing  bases,  the  Closing Bid Price or the
Closing Sale Price,  as the case may be, of such  security on such date shall be the fair market value as mutually  determined by the Company and the Holder.  If the  Company  and the Holder are unable to agree upon the fair  market  value of such security,  then such dispute shall be resolved  pursuant to Section 12. All such determinations to be appropriately  adjusted for any stock dividend,  stock split,  stock  combination  or other similar  transaction  during the applicable calculation period.

      (d) "Common Stock" means (i) the Company's  shares of Common Stock,  $.001 par value per share,  and (ii) any share  capital  into which such Common  Stock shall have been changed or any share capital  resulting from a  reclassification of such Common Stock.

      (e)  "Convertible  Securities"  means any stock or securities  (other than
Options) directly or indirectly  convertible into or exercisable or exchangeable for shares of Common Stock.

      (f)  "Eligible  Market"  means the Principal  Market,  the American  Stock
Exchange, the Nasdaq National Market or The Nasdaq SmallCap Market.

      (g)  "Expiration  Date" means the date six months after the Issuance  Date or, if such date falls on a day other than a  Business  Day or on which  trading does not take place on the Principal Market (a "Holiday"), the next date that is not a Holiday.

      (h) "Fundamental  Transaction"  means that the Company shall,  directly or indirectly,  in one or more related transactions,  (i) consolidate or merge with or into  (whether  or not the  Company  is the  surviving  corporation)  another
Person, or (ii) sell,  assign,  transfer,  convey or otherwise dispose of all or substantially  all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase,  tender or exchange offer that is accepted by the holders of more than the 50% of either the outstanding shares of Common Stock (not  including any shares of Common Stock held by the Person or
Persons making or party to, or associated or affiliated  with the Persons making or party to, such purchase,  tender or exchange offer),  (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a  reorganization,  recapitalization,  spin-off or scheme of  arrangement)  with another  Person  whereby  such other  Person  acquires  more than the 50% of the outstanding  shares of Common  Stock (not  including  any shares of Common Stock held by the other Person or other  Persons  making or party to, or associated or affiliated  with the  other  Persons  making or party to,  such  stock  purchase

                                       14

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 106 of 114 Pages
--------------------------                            --------------------------

agreement or other business  combination),  (v) change the members  constituting its Board of Directors such that the  individuals  who  constituted the Board of
Directors on the Issuance Date or other governing body of the Company  (together with any new  directors  whose  election  to such  Board of  Directors  or whose nomination  for  election by the  stockholders  of the company was approved by a vote of 66-2/3% of the directors then still in office who were either  directors on the Issuance Date or whose election or nomination for election was previously so  approved),  cease for any reason to  constitute  a majority of such Board of
Directors then in office,  or (vi)  reorganize,  recapitalize  or reclassify its
Common Stock.

      (i)  "Options"  means any rights,  warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

      (j)  "Parent  Entity"  of a  Person  means an  entity  that,  directly  or indirectly,  controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market,  or, if there is more than one such  Person or Parent  Entity,  the Person or Parent  Entity  with the largest  public  market  capitalization  as of the date of  consummation  of the
Fundamental Transaction.

      (k)  "Person"  means  an  individual,   a  limited  liability  company,  a
partnership,  a  joint  venture,  a  corporation,  a  trust,  an  unincorporated organization,  any other entity and a  government  or any  department  or agency thereof.

      (l) "Principal Market" means Pink Sheets Electronic  Quotation and Trading
System.

      (m) "Registration Rights Agreement" means that certain registration rights agreement by and between the Company and the Holder.

      (n) "Successor Entity" means the Person, which may be the Company,  formed by,  resulting from or surviving any Fundamental  Transaction or the Person with which such Fundamental  Transaction shall have been made,  provided that if such
Person is not a publicly  traded entity whose common stock or equivalent  equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

                            [SIGNATURE PAGE FOLLOWS]

                                       15

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 107 of 114 Pages
--------------------------                            --------------------------

      IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common
Stock to be duly executed as of the Issuance Date set out above.

                                          WHITEHALL JEWELLERS, INC.

                                          By: __________________________________
                                          ______________________________________
                                          ______________________________________

                                          Name:
                                          Title:

                                       16

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 108 of 114 Pages
--------------------------                            --------------------------

                                                                       EXHIBIT A

                                 EXERCISE NOTICE

            TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
                        WARRANT TO PURCHASE COMMON STOCK

                            WHITEHALL JEWELLERS, INC.

      The undersigned holder hereby exercises the right to purchase       of the
shares of Common  Stock  ("WARRANT  SHARES") of  WHITEHALL  JEWELLERS,  INC.,  a
Delaware  corporation  (THE  "COMPANY"),  evidenced by the  attached  Warrant to
Purchase  Common Stock (the  "Warrant").  Capitalized  terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

      1. FORM OF EXERCISE PRICE. The Holder intends that payment of the Exercise
Price shall be made as:

      a "CASH EXERCISE" with respect to         Warrant Shares;

and/or

      a "CASHLESS EXERCISE" with respect to     Warrant Shares.

      2. PAYMENT OF EXERCISE  PRICE.  In the event that the holder has elected a
Cash  Exercise  with  respect to some or all of the Warrant  Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of
$      to the Company in accordance with the terms of the Warrant.

      3.  DELIVERY OF WARRANT  SHARES.  The Company  shall deliver to the holder
Warrant Shares in accordance with the terms of the Warrant.

Date:
      -----------

----------------------------
Name of Registered Holder

By:
    ------------------------
    Name:
    Title:

                                       17

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 109 of 114 Pages
--------------------------                            --------------------------

                                 ACKNOWLEDGMENT

      The Company hereby  acknowledges  this Exercise  Notice and hereby directs
LaSalle  Bank to issue the above  indicated  number of shares of Common Stock in accordance  with the Transfer Agent  Instructions  dated , 2006 from the Company and acknowledged and agreed to by LaSalle Bank.

                                           WHITEHALL JEWELLERS, INC.

                                           By:
                                               ---------------------------------
                                               Name:
                                               Title:

                                       18

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 110 of 114 Pages
--------------------------                            --------------------------

                                                                      EXHIBIT 14

AGREEMENT TO POSTPONE JANUARY 25 SPECIAL MEETING OF STOCKHOLDERS

      AGREEMENT TO POSTPONE  JANUARY 25 SPECIAL  MEETING OF  STOCKHOLDERS  (this
"Agreement"), dated as of January 25, 2006, between Whitehall Jewellers, Inc., a
Delaware  corporation  (the  "Company"),  and  Newcastle  Capital  Partners  LLC
("Newcastle" and, together with the Company, the "Parties").

      Whereas, the Company is a party to a Securities Purchase Agreement,  dated as of October 3, 2005 (the "Securities Purchase Agreement"),  with affiliates of
Prentice Capital Management,  L.P.  ("Prentice") and Holtzman  Opportunity Fund,
L.P.  pursuant to which a Special  Meeting of the  Company's  Stockholders  (the
"Special Meeting") has been called to approve two proposals (to issue shares and engage in a reverse  stock  split),  and to elect five persons to the  Company's
Board of Directors (the "Board of Directors"); and

      Whereas,  the Company  previously  had scheduled  the Special  Meeting for
January  19,  2006,  which was  adjourned  to  January  25,  2006,  at which the
Company's  stockholders  are to consider the two  proposals  and the election of five directors; and

      Whereas,  Newcastle  is  engaged  in  a  proxy  solicitation  against  the proposals  scheduled to be presented at the Special  Meeting and in favor of its own five nominees to the Board of Directors; and

      Whereas, in connection with Newcastle's  proposal delivered to the Company on January 24, 2006 (the  "Proposal"),  Newcastle agreed to further postpone the
Special Meeting until February 6, 2006; and

      Whereas,  therefore,  both  Parties  have agreed to  postpone  further the
Special Meeting until Monday, February 6, 2006 (the "Postponement").

      Now, therefore,  in consideration of the promises,  covenants and releases set forth below, the parties do hereby promise, covenant and agree as follows:

1. AGREEMENT  WITH RESPECT TO  POSTPONEMENT  OF MEETING.  Newcastle  agrees,  on behalf of itself and its  Affiliates (as defined  below),  with the Company that the Special  Meeting  shall be postponed to Monday,  February 6, 2006,  at 10:00
a.m.  (local time) at a location in Chicago,  Illinois to be  determined  by the
Company.  "Affiliates"  shall  have the  meaning  set  forth  in the  Securities
Exchange Act of 1934, as amended.

2. NO INCONSISTENT ACTION.

      (a) Newcastle agrees, on behalf of itself and its Affiliates, that it will
not  take  any  action  that  would  restrict,   limit  or  interfere  with  the
Postponement,  including without limitation (i) challenging or asserting a claim in a lawsuit  directly  challenging  the  Postponement,  this  Agreement  or the decision  of the  Company to  postpone  the  Special  Meeting or enter into this

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 111 of 114 Pages
--------------------------                            --------------------------

Agreement, including any breach of fiduciary duty or similar claims with respect thereto;  or (ii) publicly  disparaging or criticizing  the  Postponement,  this
Agreement or the decision to postpone the Special  Meeting or to enter into this
Agreement.  This  Agreement  is not and shall not in any way be  construed as or deemed to be evidence of the merits of the matters  scheduled to be presented at the Special Meeting or the expected outcome.

      (b) The  Company  agrees  that it will take no action to cause the Special
Meeting to be held prior to February 6, 2006.

3. PUBLIC ANNOUNCEMENT.  In connection with the Proposal, Newcastle acknowledges that the  Company  issued a press  release on January 24,  2006  postponing  the
Special Meeting, which was prepared by the Company and reviewed and consented to by Newcastle prior to its issuance.

4.  REPRESENTATIONS  AND WARRANTIES OF THE COMPANY.  The Company  represents and warrants as follows:

      (a) The  Company  has the  requisite  corporate  power  and  authority  to execute,  deliver  and carry  out this  Agreement,  and has taken all  necessary corporate  action to authorize the execution,  delivery and  performance of this
Agreement and the matters contemplated hereby.

      (b) This  Agreement  has been duly and validly  authorized,  executed  and delivered  by the  Company  and  constitutes  a valid  and  binding  obligation, enforceable against the Company in accordance with its terms.

5.  REPRESENTATIONS  AND  WARRANTIES  OF  NEWCASTLE.  Newcastle  represents  and warrants as follows:

      (a)  Newcastle  has the  requisite  legal power and  authority to execute, deliver and carry out this  Agreement,  and has taken all necessary legal action to authorize the execution,  delivery and  performance of this Agreement and the matters contemplated hereby.

      (b) This  Agreement  has been duly and validly  authorized,  executed  and delivered  by  Newcastle,  and  constitutes  a  valid  and  binding  obligation, enforceable against Newcastle and its Affiliates in accordance with its terms.

6. MISCELLANEOUS.

      (a)  SUCCESSORS.  This  Agreement  shall be binding  upon and inure to the benefit  of the  Parties  hereto  and their  respective  heirs,  successors  and assigns,  and upon any  corporation or other entity into or with which any Party hereto  may  merge,  combine  or  consolidate  (provided  that the  Party is the survivor in such merger, combination or consolidation).

      (b)  GOVERNING  LAW.  This  Agreement  and all disputes  arising out of or relating to it shall be governed by and  construed  and  enforced in  accordance with the laws of the State of  Delaware,  without  reference  to the conflict of laws principles thereof.

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 112 of 114 Pages
--------------------------                            --------------------------

      (c)  AMENDMENTS.  Any provision in this Agreement may be amended or waived by an instrument in writing signed by each of the Company and Newcastle, and any such  amendment or waiver shall be binding on all such Parties.  No amendment to or waiver of any provision hereof shall be effective as against any Party unless such Party agrees to such amendment or waiver in writing.

      (d) AUTHORITY.  Each person  executing this Agreement  represents that he, she or it has read and fully  understands  this Agreement and that he, she or it has the  authority  to execute  this  Agreement  in his,  her or its  individual capacity or in the capacity identified on the signature page below.

      (e) NOTICES. Any notice or communication required or permitted to be given to any Party pursuant to this Agreement shall be delivered by hand,  transmitted by telecopier or sent by registered  or certified  mail to the  address(es)  set forth below,  or to such other address as any Party shall designate by notice in compliance  with this  Section  6(e).  Any notice sent in  accordance  with this
Section 6(e) shall be deemed  received one day after  transmission if telecopied
(and a confirmation obtained) or delivered by hand, and five business days after deposit if mailed.

Notice to Whitehall:                       With a copy to:
Whitehall Jewellers, Inc.                  Sidley Austin LLP
155 North Wacker Drive, Suite 500          787 Seventh Avenue
Chicago, IL 60606                          New York, NY 10019
Facsimile: (312) 469-5680                  Telecopy: (212) 839-5599
Attn: Jean FitzSimon, Esq.                 Attn:  Lori Anne Czepiel, Esq.

Notice to Newcastle:                       With a copy to:
Newcastle Partners, LP                     Olshan Grundman Frome Rosenzweig &
300 Crescent Court, Suite 1110             Wolosky LLP
Dallas, TX 75201                           65 East 55th Street
Attn: Mark Schwarz                         New York, NY  10022
Facsimile: (212) 661-7474                  Telecopy:  (212) 451-2222
                                           Attn: Adam Finerman, Esq.

      (f)  SPECIFIC   PERFORMANCE   AND   JURISDICTION.   Each  of  the  Parties
acknowledges  and agrees that  irreparable  harm would occur if any provision of this Agreement were not performed in accordance with the terms thereof,  or were otherwise  breached,  and that such harm  could not be  remedied  by an award of money  damages.  Accordingly,  the Parties  hereto agree that any  non-breaching party shall be entitled to an injunction to prevent  breaches of this  Agreement and to enforce  specifically the terms and provisions hereof. More specifically, each of the Parties  hereto hereby agrees that any action or proceeding  arising out of or relating to this Agreement  shall be commenced in any State or Federal

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 113 of 114 Pages
--------------------------                            --------------------------

Court having  subject  matter  jurisdiction  in the State of Delaware,  and each
Party consents to the personal  jurisdiction of and venue in Delaware and agrees further that service of process or notice in any such action or proceeding shall be effective if given in the manner set forth in Section 6(e) of this Agreement.

      (g) DISPUTES; ATTORNEYS' FEES. If a Party is required to arbitrate or seek judicial  enforcement  of its rights  under this  Agreement,  the  substantially prevailing  Party in such  proceeding  shall be entitled to be reimbursed by the other  Party  for  all of the  first  Party's  reasonable  attorneys'  fees  and expenses.

      (h)  COUNTERPARTS.   This  Agreement  may  be  executed  in  one  or  more
counterparts,  each of  which  shall  be  deemed  an  original  but all of which together shall constitute one and the same instrument.

      (i)  SEVERABILITY.  If this  Agreement  is held  by a court  of  competent jurisdiction  to be  invalid,  void or  unenforceable  against  any Party,  such holding  shall in no way render the  Agreement  invalid,  void or  unenforceable against the other such Party.

      (j) ENTIRE  AGREEMENT;  NO  THIRD-PARTY  BENEFICIARIES;  ASSIGNMENT.  This
Agreement (i) constitutes the entire agreement among the parties with respect to the  subject  matter  hereof  and  supersedes  all other  prior  agreements  and understandings,  both written and oral,  between the Parties with respect to the subject  matter  hereof and is not intended to confer upon any person other than the  Parties  hereto  any  rights or  remedies  hereunder  and (ii) shall not be assigned by operation of law or otherwise by any Party without the prior written consent of the other Party. Any attempted assignment or transfer in violation of this Section 6(j) shall be void and of no effect.

--------------------------                            --------------------------
CUSIP No. 965 063 10 0                13D                  Page 114 of 114 Pages
--------------------------                            --------------------------

      IN WITNESS  WHEREOF,  the Parties have executed  this  Agreement as of the date first written above.

                                         WHITEHALL JEWELLERS, INC.

                                         By: /s/ JEAN K. FITZSIMON
                                             -----------------------------------
                                             Name: Jean K. FitzSimon
                                             Title: General Counsel

                                         NEWCASTLE PARTNERS, L.P.
                                         By: Newcastle Capital Management, L.P.,
                                             its general partner
                                         By: Newcastle Capital Group, L.L.C.,
                                             its general partner

                                         By: /s/ MARK SCHWARZ
                                             -----------------------------------
                                             Name: Mark Schwarz
                                             Title: Managing Director